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Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2003

CONVERIUM HOLDING AG

(Translation of registrant’s name into English)

Baarerstrasse 8
CH-6300 Zug
Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]      Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]       No [X]

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

Converium Holding Ltd, Zug
Investor information
Investor information
Selected financial and other data
Management’s discussion and analysis of financial condition and results of operations
Converium Group
Report of the Group auditors
Consolidated and historical combined statements of income
Consolidated balance sheets
Consolidated and historical combined statements of cash flows
Consolidated and historical combined statements of changes in equity
Notes to the consolidated and historical combined financial statements
Converium Holding Ltd
Report of the statutory auditors
Principal activity and review of the year
Statements of income
Balance sheets
Notes to the financial statements
Proposed appropriation of available earnings
Directors’ and officers’ compensation and audit fees
SIGNATURES

Converium Holding Ltd, Zug

Zug, Switzerland — February 11, 2003 — Converium Group, one of the world’s leading reinsurers, today reports on its successful 2003 renewal and on its financial results for the fourth quarter 2002 as well as for the full year 2002. Converium has been listed on the SWX Swiss Exchange (SWX: CHRN) and New York Stock Exchange (NYSE: CHR) since December 2001.

Successful 2003 renewals in a hard reinsurance market Substantial improvement of underlying performance continues

Net premiums written 2002: US$3,322 million (plus 33.8%)
Non-life combined ratio 2002: 104.2% (2001: 129.0%)
Adjusted non-life combined ratio 20021: 99.3% (2001: 108.8%)
Operating income 2002: US$67.7 million
Net income 2002: US$106.8 million
Cash flow from operating activities 2002: US$870.4 million (plus 179%)
Shareholders’ equity as per December 31, 2002: US$1,738 million (plus 10.6%)
Book value per share as per December 31, 2002: US$43.55 (plus 10.9%)
Proposed dividend for 2002: CHF 1.00 per share

Successful 2003 renewals in a hard reinsurance market

Converium continues to strengthen its position as a global leading professional reinsurer, particularly in specialty lines. At January 1, 2003, approximately two thirds of our non-life premium was up for renewal, the remaining third will be renewed later in the year. We renewed almost 70%2 of our non-life premium volume that was renewable at January 1, 2003 and experienced combined increases in rates and shares of almost 30%3 on the renewed business. We chose to non-renew about 30%2 of the renewable premium volume because the underlying business did not meet our stringent performance standards or because the treaties were restructured from a proportional to a non-proportional basis. However, the non-renewed premium volume was more than offset by new business. The aggregate impact of improved rates, increased shares and new business, offset by cancellations, resulted in premium growth of more than 20%2 on renewable premiums.

Converium emerging as a winner in the reshuffling of the reinsurance market

Market unrest in the reinsurance industry creates new opportunities for Converium. The exit or repositioning of several major reinsurance competitors have expanded the possibilities for Converium to successfully execute its strategy in 2003.

[1]	Excluding prior years’ developments and September 11, 2001, but including Enron and European floods.

[2]	Based on 100% that reflects the total non-life premium that was up for renewal on January 1, 2003.

[3]	Based on 100% that reflects the total non-life premium we renewed on January 1, 2003.

The withdrawal or reorganization of several reinsurers has led to a significant reduction in reinsurance supply. The addition of new capacity, mainly through new Bermuda formations brought some relief to some markets, most particularly in the international catastrophe arena and markets such as the US and the UK. This was due to the fact that many of the start-ups were still establishing their infrastructure, their distribution channels, and recruiting specialists required to properly manage a reinsurance company. As a consequence, their focus was on broker distribution and traditionally intermediated reinsurance such as the low frequency/high severity catastrophe covers.

Nevertheless, the influence of these new markets in traditionally direct markets (such as Continental Europe) and in the specialty lines of business has been very limited. Converium Group has emerged as one of the few players with the required local presence, intimate market and specialty knowledge to address the needs in these market segments.

Substantial improvement of underlying performance continues

For the year ended December 31, 2002, Converium Group reported pre-tax operating income4 of US$67.7 million. This represents an increase of US$528.8 million compared to the pre-tax operating loss4 of US$461.1 million for the year 2001. Net income (after tax) increased US$474.2 million to US$106.8 million for the year ended December 31, 2002, compared to a net loss of US$367.4 million for the year ended December 31, 2001.

For the three months ended December 31, 2002, Converium Group reported a pre-tax operating income4 of US$35.1 million, compared to a pre-tax operating loss4 of US$90.3 million for the same period in 2001. For the fourth quarter of 2002, the net income (after-tax) of US$80.8 million compares to a net loss of US$7.5 for the fourth quarter of 2001, an increase of US$88.3 million.

Converium’s financial results for calendar year 2002 were driven by (1) the very strong performance in non-life underwriting, and by (2) the recognition of reserve developments of prior years.

(1)  Very Strong Performance in Non-life Underwriting

The re-underwriting of the non-life book and the restructuring of the underwriting process resulted in a continued substantial improvement of the underlying performance. Net premiums written by our non-life operations grew 34.7% to US$3,154.2 million for the full year 2002. The non-life combined ratio excluding prior years’ developments and September 11, 2001, but including Enron-related losses and the European floods decreased 9.5 percentage points to 99.3% for the year ended December 31, 2002 compared to 108.8% for the year ended December 31, 2001.

[4]	The pre-tax operating income (loss) is defined as pre-tax income or loss excluding pre-tax net realized capital gains or losses, amortization of goodwill and restructuring costs.

Table: Substantial improvement of underlying performance continues

							Converium
	Converium Zurich		Converium North America		Converium Cologne		Non-life
Year ended December 31
(in US$ million, except ratios)	2002	2001	2002	2001	2002	2001	2002	2001

Net premiums written	1,670.5	1,185.0	1,193.9	898.4	289.8	257.8	3,154.2	2,341.2
Non-life loss ratio	69.9%	101.4%	84.0%	94.9%	96.2%	108.8%	77.8%	99.7%
Adjusted non-life loss ratio[5]	71.2%	88.4%	72.0%	67.4%	85.3%	90.5%	72.9%	80.0%
Non-life underwriting expense ratio	17.9%	20.0%	25.0%	28.5%	22.5%	17.8%	21.1%	23.2%
Non-life administration expense ratio	4.8%	4.6%	5.9%	8.0%	5.3%	5.9%	5.3%	6.1%
Non-life combined ratio	92.6%	126.0%	114.9%	131.4%	124.0%	132.5%	104.2%	129.0%
Adjusted non-life combined ratio[5]	93.9%	113.0%	102.9%	102.7%	113.1%	114.2%	99.3%	108.8%

The performance of our non-life book substantially improved throughout the year 2002 since an increasing portion of the net premiums earned related to business written in underwriting year 2002. In addition to that, the ratios were positively impacted by the technical result6 of our aviation and space line of business recorded in the fourth quarter of 2002.

Table: Substantial improvement of our non-life book throughout 2002

	Converium Non-life

(in US$ million, except ratios)	March 31,	June 30,	Sept. 30,	Dec. 31,
three months ended	2002	2002	2002	2002

Net premiums earned	670.5	761.5	726.4	842.7
Non-life loss ratio	75.9%	69.7%	89.4%	76.8%
Adjusted non-life loss ratio[5]	75.9%	66.5%	81.2%	69.1%
Non-life underwriting expense ratio	21.6%	25.0%	16.7%	20.9%
Non-life administration expense ratio	4.9%	5.2%	6.6%	4.6%
Non-life combined ratio	102.4%	99.9%	112.7%	102.3%
Adjusted non-life combined ratio[5]	102.4%	96.7%	104.5%	94.6%
Ratio-impact of European floods	—	—	6.9%	0.5%
Adjusted non-life combined ratio[5] excluding European floods	102.4%	96.7%	97.6%	94.1%

Due to the favorable developments in the terms of trade of the aviation and space reinsurance markets, and the absence of major airline losses in accident year 2002, Converium Group reported net premiums written of

[5]	Excluding prior years’ developments and September 11, 2001, but including Enron and European floods.

[6]	Technical result is defined as net premiums earned minus losses and loss adjustment expenses and minus underwriting acquisition costs.

US$370.2 million for 2002 (2001: US$181.0 million) and a technical result7 for its aviation and space line of business of US$64.3 million for 2002 (2001: negative US$167.9 million), respectively US$56.0 million for the fourth quarter 2002 (fourth quarter 2001: negative US$1.3 million).

A substantial portion of our property catastrophe business is written on an excess of loss basis. Related to this business, in 2002, 2001 and 2000 we respectively wrote gross premiums written of US$172.9 million (net premiums written 2002: US$137.9 million), US$148.1 million, and US$100.6 million, and a net technical result7 of US $60.4 million, US$29.8 million, and US$ minus 46.6 million. Included in the net technical result7 are the following large natural catastrophe losses, defined as those in excess of US$10.0 million or more of net incurred losses to us: the European floods in 2002 (US$51.1 million), the El Salvador earthquake in 2001 (US$14.2 million) and development from the 1999 European storms booked in 2000 (US$19.6 million).

(2)  Recognition of reserve developments of prior years

After years of reporting significant net reserve releases, many primary US insurance companies are now confronted with reserve insufficiencies relating to the soft market period of 1997 to 2000. In recent quarters, the recognition of prior years’ reserve development on the side of primary insurance companies has put pressure on the reinsurance industry.

During the fourth quarter 2002, the recognition of net reserve developments of US$70.3 million has led to prior years’ reserve strengthening of total US$148.5 million net for our non-life business in 2002, of which US$137.2 million was recorded by Converium North America, US$31.1 million by Converium Cologne, partially offset by positive reserve development of US$19.8 million recorded by Converium Zurich.

Table: Reserve developments 2000-2002

Year ended December 31				Total
(in US$ million)	2000	2001	2002	2000-2002

Converium Zurich	-41.0	-81.7	-19.8	-142.5
Converium North America	81.0	164.0	137.2	382.2
Converium Cologne	25.4	41.3	31.1	97.8
Total Converium Non-life	65.4	123.6	148.5	337.5

Converium Group reported a reserve increase on a closed block of long-term variable annuity business. The variable annuity losses arise from guaranteed minimum death benefit contracts, whereby the minimum benefit is determined by the development of investment results from the capital markets. Following the ongoing downturn of the international equity markets, reserve strengthening of US$15.6 million, of which US$14.4 million was recorded in the fourth quarter, was required in order to align the reserves to the expected future benefits. In addition to that, claims in the amount of US$12.5 million (2001: US$3.3 million) were paid in the year 2002 against net premiums earned of US$8.1 million (2001: US$4.5 million) regarding this closed block of long-term variable annuity business.

[7]	Technical result is defined as net premiums earned minus losses and loss adjustment expenses and minus underwriting acquisition costs.

Substantial cash flow from operating activities drives 24%-growth of invested assets

Converium Group reported a cash flow from operating activities of US$870.4 million for the year ended December 31, 2002 compared to US$311.5 million for the year ended December 31, 2001 (plus 179.4%).

This substantial growth in the cash flow from operating activities contributed to a significant increase of our invested assets by 24.4% to US$6,117.3 million as of December 31, 2002, compared to year-end 2001.

Positive investment result despite turmoil in capital markets

Despite turmoil in capital markets Converium Group was able to achieve a favorable total investment result of US$241.5 million and an average annualized total investment yield (pre-tax) of 4.1% for the year ended December 31, 2002, respectively US$81.0 million and 5.4% for the fourth quarter 2002.

Early in the year Converium Group adopted a passive asset-management approach, leading to a restructuring of its investment portfolios. The restructuring of the fixed income portfolios resulted in net realized gains of US$62.9 million for the year ended December 31, 2002 (fourth quarter 2002: US$10.0 million), the restructuring of the equities portfolios resulted in net realized capital losses of US$48.2 million for the year ended December 31, 2002 (fourth quarter 2002: US$15.5 million).

Converium Group reported US$48.3 million of impairment charges for the year ended December 31, 2002 compared to US$82.5 million for the year ended December 31, 2001 and, US$17.6 million of impairment charges in the fourth quarter 2002 compared to US$11.2 million for the fourth quarter 2001. Our strict impairment policy requires us to record as realized capital losses, declines in value that exceed 20% over a period of six months, or in excess of 50.0% regardless of the period of the decline. At management’s judgment, we impair additional securities based on prevailing market conditions. In total, Converium Group reported net realized capital losses for the year ended December 31, 2002 of US$10.3 million, and net realized capital gains of US$21.2 million for the fourth quarter 2002.

Converium Group’s shareholders’ equity increased by 10.6% to US$1,738.0 million as per December 31, 2002 compared to year-end 2001; the book value per share increased by 10.9% to US$43.55 as per December 31, 2002 compared to US$39.27 as per year-end 2001.

Converium Group: Financial Results as per December 31, 2002

	Three months ended December 31		Year ended December 31
	(US$ million, except ratios)		(US$ million, except ratios)

	2002	2001	2002	2001

Gross premiums written	1,017.1		3,535.8
- growth (%)	56.2%	651.2	22.7%	2,881.2
Net premiums written	933.3		3,322.2
- growth (%)	63.4%	571.1	33.8%	2,482.6
Net premiums earned	893.5		3,165.5
- growth (%)	52.3%	586.5	37.9%	2,295.2

Operating income (loss)[8]	35.1	-90.3	67.7	-461.1
Net income (loss)	80.8	-7.5	106.8	-367.4

Income (loss) per share (US$)	2.03	-0.18	2.68	-9.18

Non-life loss ratio	76.8%	87.4%	77.8%	99.7%
Adjusted non-life loss ratio[9]	69.1%	85.4%	72.9%	80.0%
Non-life underwriting expense ratio	20.9%	28.5%	21.1%	23.2%
Non-life administration expense ratio	4.6%	7.3%	5.3%	6.1%
Non-life combined ratio	102.3%	123.2%	104.2%	129.0%
Adjusted non-life combined ratio[9]	94.6%	121.2%	99.3%	108.8%

Total assets	12,051.0	9,706.5	12,051.0	9,706.5
Shareholders’ equity	1,738.0	1,570.8	1,738.0	1,570.8
Book value per share (US$)	43.55	39.27	43.55	39.27

[8]	The pre-tax operating income (loss) is defined as pre-tax income (loss) excluding pre-tax net realized capital gains or losses, amortization of goodwill and restructuring costs.

[9]	Excluding prior years’ developments and September 11, 2001, but including Enron and European floods.

Highlights of Converium Group’s financial results 2002

•	Strong growth of the non-life business Today, Converium Group is established as an independent leading global reinsurer. Gross premiums written grew 22.7% to US$3,535.8 million, net premiums written grew 33.8% to US$3,322.2 million, net premiums earned grew 37.9% to US$3,165.5 million for the year ended December 31, 2002.

•	Significant performance in non-life underwriting The re-underwriting and the restructuring of the underwriting process pay off. The non-life combined ratio was 104.2%, the adjusted non-life combined ratio was 99.3% for the year ended December 31, 2002 (2001: 129.0%, respectively 108.8%).

•	Continued impressive performance of Converium Zurich Converium Zurich increased its net premiums written 41.0% to US$1,670.5 million for 2002 and reported a non-life combined ratio of 92.6% for the full year 2002, respectively 87.5% for the fourth quarter 2002. Aviation and Space (net premiums written 2002: plus 104.5% to US$370.2 million) contributed with a non-life combined ratio of 82.3% for the full year 2002, respectively 52.5% for the fourth quarter 2002.

•	Flood losses in Eastern Europe stable — Property catastrophe book profitable Gross incurred loss from the European floods is estimated to be US$54.2 million. Compared to peers, Converium’s European flood losses are relatively modest. Due to insufficient pricing, we decided during the 2001-renewals to curtail writings of property cat-business in Germany. The flood losses added 1.8 percentage points to the non-life combined ratio for the full year of 2002. For 2002, we reported gross premiums written of US$172.9 million, net premiums written of US$137.9 million and a technical result[10] of US$60.4 million for our excess of loss property catastrophe book (2001: gross premiums written US$148.1, net premiums written of US$132.9 million, respectively a technical result[10] of US$29.8 million).

•	Reserve development of prior years In the fourth quarter 2002 Converium recorded reserve developments of US$70.3 million net related to Converium North America, respectively US$148.5 million net for Converium non-life for the full year 2002.

•	Life business We realigned our life operations to more properly implement the Group strategy culminating with the appointment of a new Chief Underwriter Life on September 1, 2002. Guaranteed minimum death benefit contracts required an increase in Converium Life’s reserves of US$15.6 million.

•	Investment result: US$241.5 million (plus 14.8%) Net investment result was impacted by the ongoing turmoil in the capital markets and the restructuring of our investment portfolio. Total investment results including impairments of US$48.3 million were US$241.5 million for the year ended December 31, 2002. The average annualized total investment yield (pre-tax) was 4.1% for 2002. Converium’s impairment policy is fully compliant with emerging standards.

•	Cost of options fully charged Converium continued to fully charge the costs of options to operating expense (SFAS 123) and recorded US$5.8 million in the full year 2002.

•	Pre-tax operating income: US$67.7 million Converium reported a pre-tax operating income[11] of US$67.7 million for the full year of 2002 (2001: net loss of US$461.1 million), and a pre-tax operating income of US$35.1 million for the fourth quarter 2001 (fourth quarter 2001: net loss of US$90.3 million).

[10]	Technical result is defined as net premiums earned minus losses and loss adjustment expenses minus underwriting acquisition costs.

[11]	The pre-tax operating income (loss) is defined as pre-tax income (loss) excluding pre-tax net realized capital gains or losses, amortization of goodwill and restructuring costs.

•	Net income: US$106.8 million Converium reported a net income of US$106.8 million for 2002 (2001: net loss of 367.4 million), and a net income of US$80.8 million for the fourth quarter of 2002 (fourth quarter 2001: net loss of US$7.5 million).

•	Cash flow: US$870.4 million (plus 179.4%) Driven by the substantially improved operating performance, Converium increased the cash flow from operating activities by 179.4% to US$870.4 million for the full year of 2002 (2001: US$311.5 million), respectively by 402.9% to US$258.1 million for the fourth quarter of 2002 (fourth quarter 2001: negative US$85.2 million).

•	Shareholders’ equity increased by 10.6% Since year-end 2001, the shareholders’ equity increased by 10.6% to US$1,738.0 million as per December 31, 2002.

•	Book value per share: plus 10.9% Book value per share increased by 10.9% to US$43.55 as per December 31, 2002 compared to US$39.27 as per year-end 2001.

•	Proposed dividend for 2002: CHF 1.00 per share Based on the positive result achieved by Converium Group, the Board of Directors proposed a dividend of CHF 1.00 per share.

Dirk Lohmann, CEO Converium said:

“Our industry has seen considerable turmoil during 2002 with several involuntary exits and restructurings of major players in our industry having been announced. Our expectation is that this trend will continue on into 2003. Converium, with its strong balance sheet and clear positioning as a leading independent reinsurer, is emerging as a winner from this industry shakeout.”

“In an industry where people matter, Converium’s focus on enhancing its skill base with underwriting specialists and strong analytical capabilities paid dividends in 2002. This can be witnessed in our strong growth and the improved core profitability of our underlying business. It can also be seen in our successful penetration of several Continental European markets in 2003 where relationships and own distribution capabilities matter.”

January’s renewals continued to benefit from a robust pricing environment for reinsurers. Terms and conditions, particularly commissions for pro rata business, continued to improve in reinsurers’ favor. The strong growth experienced by Converium on January 1 should, in the absence of major catastrophes, bode well for a continuation of the profitability trend observed in late 2002.”

Martin Kauer, CFO Converium said:

“Our NYSE-listing enabled us to issue US$200 million Guaranteed Subordinated Notes in the domestic US fixed income market in mid-December 2002. We entered the 2003-renewals with claims supporting capital that exceeds US$2.1 billion.”

“It is our clear strategy to focus on business where our underwriting skills matter and where our expertise is a competitive advantage in the reinsurance market. This strategy continues to pay off: specialty lines, such as aviation and space, professional liability, accident and health and engineering, drove the profitable growth we experienced in 2002. The substantial enhancement of the core profitability of our non-life book as a result of our re-underwriting effort is fully reflected in the strong improvement of the adjusted non-life combined ratio down to 99.3%, less than 100%, for 2002.”

“Our balance sheet is set up to weather the adverse investment climate. We substantially reduced our exposure to the global equity markets, we enhanced the quality of our fixed maturity portfolio — currently more than 80% of our bond are AAA-rated — and reduced its duration.”

“The strong improvement of the underlying profitability and the positive investment result led to a return on equity of 6.8% despite the turmoil in the capital market and the reserve developments of US$148.5 million net.”

“We are driven by best practice and best of breed; therefore we substantially enhanced the information disclosed in our annual report 2002. Among many other items, we improved the investment section and provide currency splits of our income statement and our balance sheet.”

The company has made it a policy not to provide any quarterly or annual earnings guidance and it will not update any past outlook for full year earnings. It will however provide investors with perspective on its value drivers, its strategic initiatives and those factors critical to understanding its business and operating environment.

Enquiries:

Michael Schiendorfer Media Relations Manager michael.schiendorfer@converium.com Phone: +41 (0) 1 639 96 57 Fax: +41 (0) 1 639 76 57	Zuzana Drozd Head of Investor Relations zuzana.drozd@converium.com Phone: +41 (0) 1 639 91 20 Fax: +41 (0) 1 639 71 20

Overview Business Segments

Business Development

Converium’s financial results reflect the continued improvement of non-life underwriting as well as the reserve development of prior years. The hardening of the markets, a consistent implementation of our business strategy and new opportunities from independence all led to a profitable growth of our non-life operations and an adjusted non-life combined ratio of 99.3%. Converium re-evaluated its existing life activities and instituted changes in order to ensure a closer alignment with the long-term strategic objective of building a leading life reinsurance business.

Converium Zurich

(US$ millions)

Year ended December 31	2002	2001	2000

Gross premiums written	1,802.2	1,440.3	1,020.0
Net premiums written	1,670.5	1,185.0	818.3
Net premiums earned	1,571.3	1,012.4	715.9
Segment income (loss)	225.9	-178.7	10.8
Non-life loss ratio	69.9%	101.4%	79.5%
Adjusted non-life loss ratio[12]	71.2%	88.4%	85.2%
Non-life underwriting expense ratio	17.9%	20.0%	21.0%
Non-life administration expense ratio	4.8%	4.6%	5.5%
Non-life combined ratio	92.6%	126.0%	106.0%
Adjusted non-life combined ratio[12]	93.9%	113.0%	111.7%
Retention rate[13]	92.7%	82.3%	80.2%

Converium Zurich reported a segment income of US$225.9 million in 2002 compared to a segment loss of US$178.7 million in 2001, and segment income of US$10.8 million in 2000. The improvement of US$404.6 million in 2002 was primarily attributable to a large increase in net premiums earned, and a reduction of the loss ratio from 101.4% in 2001 to 69.9% in 2002. Losses in 2001 were primarily attributable to the September 11, 2001, terrorist attacks that contributed US$210.0 million of losses as well as US$27.7 million related to the Enron reorganization, offset by positive reserve development of US$81.7 million.

In 2002, gross premiums written increased US$361.9 million, or 25.1%, net premiums written increased US$485.5 million, or 41.0%, and net premiums earned increased US$558.9 million, or 55.2%. The growth was spread across most lines of business and regions and primarily resulted from increased rates and increasing our share of clients’ business upon renewing existing business or writing new business.

12     Excluding prior years’ developments and September 11, 2001, but including Enron and European floods.

13     Retention rate is defined as net premiums written divided by gross premiums written.

During 2002, Converium Zurich’s largest growth regions included:

•	the United Kingdom (net premiums written in 2002 increased 50.7% to US$901.2 million),

•	North America (net premiums written in 2002 increased 61.9% to US$197.4 million),

•	Latin America (net premiums written in 2002 increased 29.2% to US$156.6 million),

•	the Far East/Pacific Rim (net premiums written in 2002 increased 26.3% to US$147.8 million), and

•	France (net premiums written in 2002 increased 87.2% to US$78.4 million).

The largest growth lines included such specialty lines as:

•	liability (net premiums written in 2002 increased 68.3% to US$381.4 million),

•	aviation and space (net premiums written in 2002 increased 104.5% to US$370.2 million), and

•	credit and surety (net premiums written in 2002 increased 27.8% to US$145.8 million).

Converium Zurich’s combined ratio was 92.6% in 2002, 126.0% in 2001, and 106.0% in 2000. The 2001 combined ratio reflected significant loss events described above. The adjusted combined ratio was 93.9% in 2002, 113.0% in 2001, and 111.7% in 2000. The decrease in the combined ratio is due to increased premiums in the aviation and space and property catastrophe lines, which were written at more favorable terms during the 2002 renewal cycle, and where no major loss events were experienced, and to the substantial improvement of the profitability of Converium Zurich’s in-force book as a result of the re-underwriting efforts and the restructuring of the underwriting process.

Converium North America
(US$ millions)

Year ended December 31	2002	2001	2000

Gross premiums written	1,243.5	1,150.9	1,295.5
Net premiums written	1,193.9	898.4	844.7
Net premiums earned	1,145.0	882.4	815.4
Segment loss	-57.0	-197.9	-28.7
Non-life loss ratio	84.0%	94.9%	88.7%
Adjusted non-life loss ratio[14]	72.0%	67.4%	78.8%
Non-life underwriting expense ratio	25.0%	28.5%	25.5%
Non-life administration expense ratio	5.9%	8.0%	7.7%
Non-life combined ratio	114.9%	131.4%	121.9%
Adjusted non-life combined ratio[14]	102.9%	102.7%	111.9%
Retention rate[15]	96.0%	78.1%	65.2%

Converium North America reported a segment loss of US$57.0 million in 2002, compared to a segment loss of US$197.9 million in 2001, an improvement of US$140.9 million.

[14]	Excluding prior years’ developments and September 11, 2001, but including Enron and European floods.

[15]	Retention rate is defined as net premiums written divided by gross premiums written.

This improvement was due to several factors including:

•	Prior period loss reserve development was US$137.2 million in 2002 as compared to US$164.0 million in 2001.

•	In 2001 net losses were incurred related to the September 11, 2001 event and the Enron reorganization of US$58.2 million and US$39.3 million, respectively.

•	Imputed premiums of US$24.3 million for the Zurich Stop Loss treaty were expensed in 2001.

•	Investment income and realized gains were higher by US$16.6 million in 2002 as compared to 2001. This improvement was the result of net realized gains, less equity impairments, being higher in 2002 than 2001 by US$34.7 million. This increase was offset by reduced investment income reflecting the lower interest rate environment.

•	Other income was higher by US$19.9 million in 2002 as compared to 2001. This was primarily driven by US$12.2 million in reduced losses from certain private equity investments and US$7.2 million in interest income received as a result of a dispute settlement.

During 2002, Converium North America engaged in an in-depth actuarial reserve analysis, which resulted in the recording of additional provisions for losses in the amount of US$137.2 million. These provisions primarily relate to underwriting years 1997 to 2000 on its commercial umbrella, miscellaneous casualty, medical errors and omissions liability, motor liability, and workers’ compensation lines of business. This compares to US$164.0 million of additional reserves recorded in 2001 relating to underwriting years 2000 and prior.

In 2002, gross premiums written increased US$92.6 million, or 8.0%, net premiums written increased US$295.5 million, or 32.9%, and net premiums earned increased US$262.6 million, or 29.8%. In 2002, Converium North America’s net written premium growth was driven by specialty lines, including:

•	structured/finite (net premiums written in 2002 increased 20.1% to US$373.9 million),

•	professional liability (net premiums written in 2002 increased 71.7% to US$214.7 million), and

•	accident & health business (net premiums written in 2002 increased 121.1% to US$84.6 million).

This premium growth was partially offset by the non-renewal of a workers’ compensation program, which reduced premiums by US$39.6 million compared to 2001. Net premiums written grew more substantially than gross premiums written due to retrocessional premium charges of US$123.0 million in 2001 for an aggregate excess treaty and Zurich Stop Loss coverages that were not incurred in 2002.

Converium North America’s combined ratio was 114.9% in 2002, 131.4% in 2001 and 121.9% in 2000. The combined ratio in 2002 included US$137.2 million in adverse loss development. The combined ratio in 2001 was primarily driven by reserve development related to prior accident years, the September 11, 2001 terrorist attacks and the Enron reorganization. The substantial improvement of the adjusted combined ratio16 since 2000 is due to the re-underwriting and the restructuring of the underwriting process.

[16]	Excluding prior years’ developments and September 11, 2001, but including Enron and European floods.

Converium Cologne

(US$ millions)

Year ended December 31	2002	2001	2000

Gross premiums written	303.4	299.9	241.3
Net premiums written	289.8	257.8	218.6
Net premiums earned	284.8	275.3	224.2
Segment loss	-64.4	-71.6	-16.8
Non-life loss ratio	96.2%	108.8%	101.4%
Adjusted non-life loss ratio[17]	85.3%	90.5%	90.1%
- impact of European floods	17.4%	—	—
Non-life underwriting expense ratio	22.5%	17.8%	27.8%
Non-life administration expense ratio	5.3%	5.9%	5.1%
Non-life combined ratio	124.0%	132.5%	134.3%
Adjusted non-life combined ratio[17]	113.1%	114.2%	122.9%
- impact of European floods	17.4%	—	—
Retention rate[18]	95.5%	86.0%	90.6%

Converium Cologne reported a segment loss of US$64.4 million in 2002 compared to a segment loss of US$71.6 million in 2001 and a segment loss of US$16.8 million in 2000. In 2002, Converium Cologne had losses of US$49.5 million related to the European floods and approximately US$31.1 million in net adverse loss reserve development. In addition, investment results declined US$9.8 million. In 2001, Converium Cologne recognized US$9.0 million in net losses arising from the September 11, 2001 terrorist attacks, US$32.6 million from other large losses and US$41.3 million in net adverse loss reserve development. In addition, Converium Cologne had a significant decrease in 2001 of US$42.4 million in investment results, primarily due to lower realized capital gains and impairment losses on its equity portfolio.

In 2002, gross premiums written increased US$3.5 million, or 1.2%, net premiums written increased US$32.0 million, or 12.4%, and net premiums earned increased US$9.5 million, or 3.5%. During 2002, Converium Cologne’s largest growth regions in terms of premium volume were:

•	Germany (net premiums written in 2002 increased 9.5% to US$101.2 million),

•	Europe, excluding Germany (net premiums written in 2002 increased 9.5% to US$118.4 million), and

•	the Middle East and North Africa (net premiums written in 2002 increased 15.8% to US$70.5 million).

Net premiums earned in 2002 increased at a lower rate than net premiums written due to a high amount of earned premium in 2001 from 2000 contracts which were not renewed.

Converium Cologne’s combined ratio was 124.0% in 2002, 132.5% in 2001 and 134.3% in 2000. In 2002, Converium Cologne booked US$49.5 million in losses for the European floods and US$31.1 million in loss development on prior years’ business. In 2001, the increase in the loss ratio was due to the recognition of US$9.0 million in net losses arising from the September 11, 2001 terrorist attacks, US$32.6 million from other large losses and US$41.3 million in net adverse loss reserve development. The decrease in the underwriting expense ratio in 2001 was due to both, the non-renewal of proportional contracts with high ceding commissions as well as generally lower commission rates due to the hardening reinsurance market conditions. The adjusted combined ratio17 was 113.1% in 2002, 114.2% in 2001, and 122.9% in 2000. The significant enhancement of the

[17]	Excluding prior years’ developments and September 11, 2001, but including Enron and European floods.

[18]	Retention rate is defined as net premiums written divided by gross premiums written.

underlying profitability was disturbed by the impact of the European floods, that added 17.4 percentage points to both, the combined ratio and the adjusted combined ratio19.

Converium Life

(US$ millions)

Year ended December 31	2002	2001	2000

Gross premiums written	199.0	164.8	120.5
Net premiums written	168.0	141.4	114.4
Net premiums earned	164.4	125.1	106.0
Segment loss	-19.4	-7.1	10.3
Underwriting expense ratio life	21.0%	4.5%	32.5%
Administration expense ratio life	4.2%	3.7%	3.5%
Retention rate[20]	84.4%	85.8%	94.9%

Converium Life reported a segment loss of US$19.4 million in 2002, compared to a segment loss of US$7.1 million in 2001 and segment income of US$10.3 million in 2000. The segment losses in 2002 and 2001 are primarily driven by net incurred losses of US$20.1 million in 2002 and US$12.4 million in 2001 on a closed block of long-term variable annuity business. The variable annuity losses arise from guaranteed minimum death benefit contracts, whereby the minimum benefit is determined by the development of investment results from the capital markets. Following the ongoing downturn of the international equity markets, reserve strengthening of US$15.6 million for the year ended December 31, 2002 (2001: US$13.4 million) was required in order to align the reserves to the expected future benefits. In addition to that, claims in the amount of US$12.5 million (2001: US$3.3 million) were paid in the year 2002 against net premiums earned of US$8.1 million (2001: US$4.5 million) regarding this closed block of long-term variable annuity business.

In 2002, gross premiums written increased US$34.2 million, or 20.8%, net premiums written increased US$26.6 million, or 18.8%, and net premiums earned increased US$39.3 million, or 31.4%. The increase in premiums written in 2002 is mainly driven by growth in:

•	Far East/Pacific Rim and North America (net premiums written in 2002 increased 25.1% to US$67.3 million),

•	Europe (net premiums written in 2002 increased more than 50.0% up to US$45.6 million),

•	Milan branch office (net premiums written in 2002 increased 33.5% to US$24.7 million), and

•	Paris branch office (net premiums written in 2002 more than doubled to US$16.9 million).

This was offset by the strong decline of business written in Latin America (net premiums written in 2002 declined 64.5% to US$5.9 million), due to the weak economic situation in South America and to a change in governmental regulation concerning the pension system in Argentina.

19     Excluding prior years’ development and September 11, 2001, but including Enron and European floods.

20     Retention rate is defined as net premiums written divided by gross premiums written.

The increase in net premiums earned in 2002 relative to net premiums written was the result of the strong premium growth experienced in late 2001, now being earned in 2002.

The underwriting expense ratio was 21.0% in 2002, 4.5% in 2001 and 32.5% in 2000. In 2001, US$10.6 million in commission benefits were recorded from the commutation of a large contract and a refunding of commissions from our strategic retrocessions, reducing the underwriting expense ratio by 8.5%. The administration expense ratio was 4.2% in 2002, 3.7% in 2001 and 3.5% in 2000.

*   *   *   *   *   *   *

IPO, Ranking and Organization

Converium is an independent top ten-reinsurance group. The company was listed on the SWX Swiss Exchange and the New York Stock Exchange on December 11, 2001. Converium’s 100% flotation was earmarked as the largest reinsurance IPO ever worldwide and the largest corporate IPO in Switzerland since 1998.

Today the company ranks among the top ten professional reinsurers and employs close to 800 people in 24 offices around the globe. Converium has a strong balance sheet with an “A” (strong) rating from Standard & Poor’s and an “A” (excellent) rating by AM Best Company. Converium’s September 11, 2001 net losses are capped at US$289.2 million by its former parent, Zurich Financial Services. Converium has minimal A&E exposures.

Converium is organized around four business segments consisting of our three non-life operations, Converium Zurich, Converium North America and Converium Cologne, as well as Converium Life.

Important Disclaimer

This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company’s financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as ‘expects’, ‘should continue’, ‘believes’, ‘anticipates’, ‘estimates’ and ‘intends’. The specific forward-looking statements cover, among other matters, the improving reinsurance market, the expected losses related to the September 11, 2001 attack on the United States, the outcome of insurance regulatory reviews, the Company’s operating results, the rating environment and the prospect for improving results. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include general economic conditions, including in particular economic conditions; the frequency, severity and development of insured loss events arising out of catastrophes, as well as man- made disasters such as the September 11, 2001 attack on the United States; the ability to exclude and to reinsure the risk of loss from terrorism; fluctuations in interest rates; returns on and fluctuations in the value of fixed income investments, equity investments and properties; fluctuations in foreign currency exchange rates; rating agency actions; changes in laws and regulations and general competitive factors, and other risks and uncertainties, including those detailed in the Company’s filings with the U.S. Securities and Exchange Commission and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

www.converium.com

Investor information

Transfer Agent & Registrar	Auditors

For American Depository Shares (ADS) traded	PricewaterhouseCoopers Ltd
on the New York Stock Exchange:	Stampfenbachstrasse 73
The Bank of New York	PO Box 634
Corporate Trust Office	8035 Zurich, Switzerland
101 Barclay Street	Phone:+41 1 630 1111
New York, NY 10286, USA	Fax: +41 1 630 1115
Phone: +1 646 885 3300

Major shareholders

In accordance with the notification requirements as set by the SWX Swiss Exchange the following interests were notified in Converium Holding Ltd:

•	Fidelity International Limited (“Fidelity”), Hamilton/Bermuda — 10.06% (date of notification November 7, 2002).

•	Wellington Management Company (“Wellington”), LLP, Boston/Massachusetts, U.S.A. — 7.68% (date of notification January 11, 2002)

Wellington is an investment advisor and portfolio manager having voting authority for 47 investment advisory clients, none of which individually has an individual shareholding in excess of 5%. Fidelity is an investment advisor, which provides investment advisory and management services to a number of non-U.S. investment companies or instrument trusts and certain institutional investors.

Only one shareholder, a fund managed by Fidelity (Fidelity Fund SICAV, Luxembourg — 6.61%) is registered in our share register with an individual shareholding which exceeds the 5% threshold as specified in article 663c of the Swiss Code of Obligations.

Shareholders’ Meeting

The Annual General Meeting will be held at 10:00 a.m. local time on Tuesday, May 27, 2003 at the Casino in Zug, Switzerland.

Shareholders’ rights

Converium shareholders’ are granted rights including the right to exercise votes at Annual and Extraordinary General Meetings. The procedure for convocation of Annual and Extraordinary General Meetings is set out in the Articles of Incorporation, and all shareholders noted in Converium’s shareholder register at May 19, 2003 are eligible to vote at the AGM.

Invitations to the AGM are sent out twenty days prior to the AGM. Agenda items are set by the Board of Directors and at the request of any shareholder representing a nominal amount of at least CHF 1 million.

Converium publishes quarterly, half-year and annual reports. Shareholders and others can gain access to reporting and other information about Converium at www.converium.com, or by contacting:

Zuzana Drozd
Head of Investor Relations
Converium Ltd
General Guisan-Quai 26
P.O. Box
CH-8022 Zurich
Phone: +41 1 639 9120
E-mail: zuzana.drozd@converium.com

Media contact	Shareholder contact
Michael Schiendorfer	Share Register at Converium Holding Ltd
Media Relations Manager	Baarerstrasse 8
Converium Ltd	CH-6300 Zug
General Guisan-Quai 26	Phone: +41 1 639 9335
P.O. Box	E-mail: shareholders.services@converium.com
CH-8022 Zurich
Phone: +41 1 639 9657
E-mail: michael.schiendorfer@converium.com

Contents

3	Investor information
4	Selected financial and other data
5	Management’s discussion and analysis of financial condition and results of operations

Converium Group

26	Report of the Group auditors
28	Consolidated and historical combined statements of income
29	Consolidated balance sheets
30	Consolidated and historical combined statements of cash flows
31	Consolidated and historical combined statements of changes in equity
32	Notes to the consolidated and historical combined financial statements

Converium Holding Ltd

67	Report of the statutory auditors
68	Principal activity and review of the year
70	Statements of income
71	Balance sheets
72	Notes to the financial statements
75	Proposed appropriation of available earnings
76	Directors’ and officers’ compensation and audit fees

Investor information

The Converium Share

Insurance and reinsurance shares were very much in favor during late 2001 and early 2002 as investors anticipated strong improvements in the terms of trade for insurers following the events of September 11th. However, continuing deterioration of investment markets pressured the (re)insurance sector during the second half of the year. Despite strong increases in terms and conditions for reinsurance, enthusiasm for reinsurers’ equities diminished, due to the emergence of a number of industry-wide issues. Among these were:

•	concerns over reserve adequacy for asbestos and environmental (A&E) exposures following two large settlements in the US;

•	significant reserve adjustments for the underwriting years 1997 to 2000, particularly for US liability;

•	the substantial difference between announced incurred losses arising from the event of September 11th and the estimated total insured loss to be borne by the industry;

•	the impairment of the invested assets of (re)insurers due to a continued fall in capital markets and the increasing frequency of corporate defaults;

•	the reporting by several (re)insurers of results from the second and third quarter that failed to meet analysts’ expectations;

•	concerns relating to (re)insurer solvency, and resulting downgrades in (re)insurer financial strength ratings;

•	rating agency pressure may require further capital raisings; and

•	the reshuffling of the reinsurance league table.

Key Share Data for 2002

Shares registered as at December 31, 2002	40,006,217
Average shares registered in 2002	40,004,516
Swiss Stock Exchange Share Price as at December 31, 2002 in CHF	67
Year High in CHF	89.75
Year Low in CHF	54.85
Average price in 2002 in CHF	74.92
Average daily trading volume	164,757
Market capitalization as at December 31, 2002 in CHF	2,680,416,539
Earnings per share 2002 in CHF	4.15
Book value per share as at December 31, 2002 in CHF	60.43
New York Stock Exchange ADS Price as at December 31, 2002 in USD	23.95
Year High in USD	28.52
Year Low in USD	18.30

First listed December 11, 2001 on the SWX Swiss Exchange and on the New York Stock Exchange.

The performance of the Converium share reflects the Group’s position as an independent leading global reinsurer with a solid balance sheet, strong underwriting capabilities, a strict underwriting and investment discipline, and limited exposure to many of the threats inherent to the insurance industry. In particular:

•	Converium’s A&E exposure is less than 1% of gross reserves;

•	reserve adjustments have been transparent;

•	Converium’s September 11th exposure is capped;

•	asset impairment and realized investment losses during the year were limited to 1.2% of Converium’s average total investments, despite its conservative impairment policy and generally declining markets;

•	profitability has been strong, as Converium reported an annual profit for 2002 of US$ 106.8 million; and

•	Converium continues to maintain solvency levels equivalent to those of an AA rated reinsurer.

Substantial Outperformance of Benchmarks in 2002

Converium Ordinary Shares	-16.1%
Bloomberg European Insurance Index	-50.8%
SMI	-27.3%
Converium ADSs	-0.3%
Bloomberg US — Insurance Index	-20.0%
DJ Industrial Index	-17.2%

Selected financial and other data

We have prepared our financial statements included in this annual report in accordance with accounting principles generally accepted in the United States of America, or US GAAP. The following selected financial data highlights selected information that is derived from our financial statements found later in this annual report, which have been audited by PricewaterhouseCoopers Ltd, independent auditors.

Income statement data

(US$ million, except per share information)
Year ended December 31	2002	2001	2000	1999	1998

Revenues
Gross premiums written	3,535.8	2,881.2	2,565.8	1,928.7	1,458.8
Less ceded premiums written	-213.6	-398.6	-569.8	-358.5	-213.7
Net premiums written	3,322.2	2,482.6	1,996.0	1,570.2	1,245.1
Net change in unearned premiums	-156.7	-187.4	-134.5	-168.7	-17.7
Net premiums earned	3,165.5	2,295.2	1,861.5	1,401.5	1,227.4
Net investment income	251.8	228.7	176.0	214.0	255.4
Net realized capital (losses) gains	-10.3	-18.4	83.7	76.3	78.9
Other (loss) income	-1.2	-5.8	29.3	22.1	24.8
Total revenues	3,405.8	2,499.7	2,150.5	1,713.9	1,586.5

Benefits, losses and expenses
Total losses, loss adjustment expenses and life benefits	-2,492.0	-2,300.5	-1,604.5	-1,138.7	-917.3
Total costs and expenses	-856.4	-678.7	-587.5	-470.6	-484.7
Amortization of goodwill	-—	-7.8	-7.3	-6.2	-6.2
Restructuring costs	—	-50.0	—	—	—
Total benefits, losses and expenses	-3,348.4	-3,037.0	-2,199.3	-1,615.5	-1,408.2
Income (loss) before taxes	57.4	-537.3	-48.8	98.4	178.3
Income tax benefit (expense)	49.4	169.9	19.5	-40.6	-62.0
Net income (loss)	106.8	-367.4	-29.3	57.8	116.3

Earnings (loss) per share
Number of shares (millions) 1)	39.9	40.0	40.0	40.0	40.0
Basic earnings (loss) per share	2.68	-9.18	-0.73	1.45	2.91
Diluted earnings (loss) per share	2.64	-9.18	-0.73	1.45	2.91

Balance sheet data

(US$ million)
Year ended December 31	2002	2001	2000	1999	1998

Total invested assets	6,117.3	4,915.9	4,349.7	4,232.8	3,898.1
Total assets	12,051.0	9,706.5	8,321.3	6,916.0	6,290.9
Insurance liabilities	9,454.8	7,677.9	6,486.6	5,048.9	4,409.9
Debt	390.4	197.0	196.9	196.8	196.7
Total liabilities	10,313.0	8,135.7	7,232.9	5,694.6	5,060.6
Total equity	1,738.0	1,570.8	1,088.4	1,221.4	1,230.3

Book value per share
Book value per share 1)	43.55	39.27	27.21	30.54	30.76

Other data

(US$ million)
Year ended December 31	2002	2001	2000	1999	1998

Net premiums written by segment:
Converium Zurich	1,670.5	1,185.0	818.3	569.5	439.9
Converium North America	1,193.9	898.4	844.7	677.3	533.3
Converium Cologne	289.8	257.8	218.6	238.6	209.3
Converium Life	168.0	141.4	114.4	84.8	62.6
Total net premiums written	3,322.2	2,482.6	1,996.0	1,570.2	1,245.1
Non-life combined ratio	104.2%	128.9%	116.9%	112.5%	111.8%
Adjusted non-life combined ratio 2)	99.3%	108.8%	112.8%	122.3%	132.3%

1)	The 40,000,000 registered shares sold in the global offering in December 2001 are considered outstanding for all periods presented prior to December 11, 2001.

2)	The adjusted non-life combined ratio excludes prior years’ reserve development and September 11th terrorist attacks.

Management’s discussion and analysis
of financial condition and results of operations

The following discussion and analysis should be read in conjunction with our financial statements, including the related notes to those financial statements. This discussion contains forward-looking statements that involve risks and uncertainties and actual results may differ materially from the results described or implied by these forward-looking statements. See “Cautionary note regarding forward-looking statements”.

Overview

Converium Holding Ltd and subsidiaries (“Converium Group”) is a leading global professional reinsurer, which offers a full range of traditional non-life and life reinsurance products as well as innovative “non-traditional” solutions to help clients manage capital and risk. Our principal lines of non-life reinsurance include liability, property, motor, credit and surety, workers’ compensation, aviation and space, accident and health, marine, engineering and other specialized lines. The principal life reinsurance product is ordinary life reinsurance, including quota share, surplus coverage and financing contracts.

Converium Group was formed through the restructuring and integration of substantially all of the third party assumed reinsurance business of Zurich Financial Services through a series of transactions (“Transactions”). On December 1, 2001, Converium Group entered into a Master Agreement with Zurich Financial Services (the “Master Agreement”), which set forth the terms of the separation from Zurich Financial Services. In December 2001, Zurich Financial Services sold 87.5% of its interest in Converium Group through an initial public offering (“IPO”), which date represented the legal separation from Zurich Financial Services. Zurich Financial Services’ remaining 12.5% interest in Converium Group was sold in January 2002.

Based on calendar year 2001 third-party net premiums written, Converium Group ranks among the ten largest global reinsurers. Converium Group is rated “A” (Strong) by Standard & Poor’s Corporation and “A “ (Excellent) by A.M. Best Company, Inc.

Results of operations

(US$ million)
Year ended December 31	2002	2001	2000

Pre-tax operating income (loss)	67.7	-461.1	-125.2
Pre-tax income (loss)	57.4	-537.3	-48.8
Net income (loss)	106.8	-367.4	-29.3

We reported pre-tax operating income (defined as pre-tax income or loss excluding pre-tax net realized capital gains or losses, amortization of goodwill and restructuring costs) of US$ 67.7 million for the year ended December 31, 2002, an improvement of US$ 528.8 million as compared to the pre-tax operating loss of US$ 461.1 million for 2001. The improvement in operating results was due to significant premium growth and an overall lower non-life combined ratio. Net income improved by US$ 474.2 million to US$ 106.8 million for the year ended December 31, 2002.

Our 2002 results were impacted by the recognition of a US$ 148.5 million provision for net reserve development on prior years’ business, representing a movement of 3.6% of the net non-life reserves at December 31, 2001. Converium North America recorded reserve development of US$ 137.2 million, and Converium Cologne recorded an additional US$ 31.1 million in reserves related to prior years’ business. This was partially offset by positive reserve development of US$ 19.8 million in Converium Zurich. In addition, our results were also impacted by losses from the August 2002 European floods of US$ 51.1 million (net of reinstatement premiums of US$ 3.1 million), primarily from reinsurance contracts written in Germany, the Czech Republic, Austria and Italy.

Our net investment income increased 10.1% to US$ 251.8 million for the year ended December 31, 2002 as compared to the same period for 2001. Our net realized capital losses were less than 2001. We recorded US$ 10.3 million of pre-tax net realized capital losses on our investment portfolio, which included US$ 48.3 million of impairment charges on our equity portfolio, as compared to US$ 18.4 million of pre-tax net realized capital losses, including US$ 82.5 million of impairment charges in 2001.

We reported pre-tax operating loss of US$ 461.1 million for the year ended December 31, 2001, a change of US$ 335.9 million as compared to the pre-tax operating loss of US$ 125.2 million for the same period of 2000. The increase in operating loss was due to pre-tax losses of US$ 289.2 million that were recognized for the September 11th terrorist attacks, net adverse loss development of US$ 123.6 million, US$ 67.0 million in losses relating to the Enron Chapter 11 reorganization and US$ 28.5 million in ceded premiums for September 11th terrorist attacks and other coverages from Zurich Financial Services.

Management’s discussion and analysis
of financial condition and results of operations (continued)

The above results were affected by a tax benefit of US$ 49.4 million in 2002 compared to a benefit of US$ 169.9 million in 2001 and US$ 19.5 million in 2000. The tax benefit in 2002 is largely due to a one-time benefit regarding a tax loss carryforward and pre-tax losses in the United States and Germany. The tax benefits in 2001 and 2000 are due to pre-tax losses.

The components of net income (loss) are described below.

Premiums

(US$ million)
Year ended December 31	2002	2001	2000

Gross premiums written	3,535.8	2,881.2	2,565.8
Net premiums written	3,322.2	2,482.6	1,996.0
Net premiums earned	3,165.5	2,295.2	1,861.5

Gross premiums written for the year ended December 31, 2002 increased US$ 654.6 million, or 22.7% compared to the same period for 2001. Net premiums written for 2002 increased US$ 839.6 million, or 33.8% compared to 2001. The growth in net premiums written exceeded the growth in gross premiums written due to an increased retention rate in 2002 compared to 2001, and a ceded premiums charge in 2001 of US$ 28.5 million related to coverage from Zurich Financial Services for the September 11th terrorist attacks. For the year ended December 31, 2002, we retained 94.0% of our gross premiums written, compared to 86.2% in 2001.

The increases in non-life net premiums written predominately reflect the hardening market conditions in 2002. As described in the following discussion of results by business segment, Converium Zurich experienced the largest premium growth, with net premiums written increasing US$ 485.5 million, or 41.0% over 2001. Converium North America grew by US$ 295.5 million, or 32.9%, and Converium Cologne grew US$ 32.0 million, or 12.4% in 2002 compared to 2001.

The increase in net premiums written in 2001 of US$ 486.6 million, or 24.4% was driven predominately by increasing our share of clients’ business upon renewal and new business written by Converium Zurich, which had an increase in net premiums written of US$ 366.7 million.

Net premiums earned for the year ended December 31, 2002 increased US$ 870.3 million, or 37.9% compared to 2001. Net premiums earned increased at a higher rate than net premiums written due to the growth and seasonality of certain business of Converium Zurich. Net premiums earned increased US$ 433.7 million, or 23.3% for the year ended December 31, 2001 as compared to the same period in 2000.

Losses and loss adjustment expenses and life benefits

(US$ million)
Year ended December 31	2002	2001	2000

Losses and loss adjustment expenses and life benefits	-2,492.0	-2,300.5	-1,604.5
Impact of:
Reserve development	148.5	123.6	65.4
September 11th terrorist attacks	—	289.2	—
Non-life loss ratio (to premiums earned)	77.8%	99.7%	86.6%
Adjusted non-life loss ratio excluding prior years’ reserve development and September 11th, but including Enron and European floods	72.9%	80.0%	82.9%

Our losses and loss adjustment expenses and life benefits incurred increased US$ 191.5 million, or 8.3% in 2002 as compared to 2001. The non-life loss and loss adjustment expense ratio was 77.8% in 2002, compared to 99.7% in 2001. Our reported losses and loss adjustment expenses and life benefits have been impacted by the following loss events: net reserve development, European floods, September 11th terrorist attacks, Enron Chapter 11 reorganization and variable annuity life losses.

Reserve development: In 2002, Converium Group strengthened reserves by US$ 148.5 million. Throughout the year, increased loss experience related to prior years continued to emerge. During 2002, Converium North America engaged in an in-depth actuarial reserve analysis, which resulted in an increase of US$ 137.2 million in provisions for losses, primarily related to underwriting years 1997 — 2000, including US$ 70.3 million of additional provisions in the fourth quarter on its commercial umbrella, miscellaneous casualty, medical errors and omissions liability, motor liability, and workers’ compensation lines of business. Converium Cologne recorded US$ 31.1 million of additional loss provisions related to prior years’ business. Partially offsetting this reserve strengthening, Converium Zurich recorded US$ 19.8 million of positive reserve development in 2002. This resulted primarily from favorable development on prior year liability business and property excess of loss business from underwriting year 2001.

Management’s discussion and analysis
of financial condition and results of operations (continued)

In 2001, Converium Group strengthened reserves by US$ 123.6 million. Converium Group retained an actuarial consulting firm to perform an independent review of non-life net reserves as of December 31, 2000. This review reflected certain information that became available after the issuance of the December 31, 2000 financial statements, including most fourth quarter 2000 and some first quarter 2001 reports from ceding companies, who typically report on a one-quarter lag. Based on the independent review and Converium Group’s own evaluations of these new developments, additional provisions of US$ 112.0 million, net of reinsurance, were recorded in the first half of 2001, principally related to accident years 2000 and prior at Converium North America. Converium Group recorded an additional US$ 11.6 million of net adverse loss reserve development in the second half of 2001. For 2001, Converium North America recorded adverse development of US$ 164.0 million, mainly related to general liability, auto liability and umbrella business written in 1996 through 1999. Converium Cologne strengthened its asbestos and environmental reserves by US$ 11.5 million and performed an in-depth analysis of its European and Middle East non-proportional motor book, which added an additional US$ 20.0 million in reserves. Converium Cologne also recorded an additional US$ 9.8 million of reserves for energy and property business in the Middle East. Partially offsetting the above, loss reserves at Converium Zurich developed positively by US$ 81.7 million in 2001, reflecting positive development of US$ 30.0 million in aviation and space, primarily on non-proportional treaty business for years 1998 through 2000. Additional positive development was experienced in casualty lines of business.

In 2000, Converium Group strengthened reserves by US$ 65.4 million. This result was heavily driven by adverse development from the December 1999 European winter storms Anatol, Lothar and Martin. These events occurred in the last week of December 1999, which made loss estimation for these events difficult at December 31, 1999. In addition, Converium North America experienced adverse loss development mainly related to casualty treaty business from prior underwriting years.

European floods: In August 2002, Germany, the Czech Republic, Austria and Italy experienced severe floods. Based on the information received from clients and from other market sources, we recorded gross losses of US$ 54.2 million, nearly all of which came from our Converium Cologne segment. We have external reinsurance protection in excess of this amount. The loss estimate contains substantial IBNR estimates for contracts where no specific information has been received from clients.

Impact of Property Catastrophe Business: A substantial portion of our property catastrophe business is written on an excess of loss basis. Related to this business, we had gross premiums written of US$ 172.9 million, US$ 148.1 million, and US$ 100.6 million and a net technical result (defined as net premiums earned minus losses and loss adjustment expenses and underwriting acquisition costs) of US$ 60.4 million, US$ 29.8 million, and US$ (46.6) million in 2002, 2001, and 2000, respectively. Included in the net technical results are the following large natural catastrophe losses, defined as those in excess of US$ 10.0 million or more of net incurred losses to us: the European floods in 2002 (US$ 51.1 million), the El Salvador earthquake in 2001 (US$ 14.2 million) and development from the 1999 European storms booked in 2000 (US$ 19.6 million).

September 11th terrorist attacks: The September 11th terrorist attacks in the United States represented the largest loss event in the insurance industry’s history. In 2001, we recorded gross losses and loss adjustment expenses of US$ 692.9 million arising out of the terrorist attacks. Net of retrocessional recoveries and the cap from Zurich Financial Services, our recorded losses and loss adjustment expenses were US$ 289.2 million, coming primarily from our aviation and property lines of business. The remainder of the losses were from our workers’ compensation, life and third-party liability lines of business. Zurich Financial Services, through its subsidiaries, agreed to arrangements that cap our net exposure for losses and loss adjustment expenses arising out of the September 11th terrorist attacks at US$ 289.2 million. As part of these arrangements, these subsidiaries of Zurich Financial Services have agreed to take responsibility for non-payment by the retrocessionaires of Converium Zurich and Converium Germany with regard to losses arising out of the September 11th terrorist attacks in excess of the US$ 289.2 million cap. While the cap does not cover non-payment by the retrocessionaires of Converium North America, our only retrocessionaire for this business is a unit of Zurich Financial Services. Therefore, we are not exposed to potential non-payments by retrocessionaires for these events in excess of the US$ 289.2 million cap, although we will be exposed to the risk of non-payment of Zurich Financial Services’ units and we are exposed to credit risk from these subsidiaries of Zurich Financial Services.

During 2002, there was no additional development in net reserves for the September 11th terrorist attacks (as losses are capped at US$ 289.2 million by Zurich Financial Services).

Management’s discussion and analysis
of financial condition and results of operations (continued)

Enron Chapter 11 reorganization: In December 2001, Enron Corporation announced that it and certain of its subsidiaries had filed voluntary petitions for Chapter 11 reorganization. We recorded US$ 67.0 million in losses in 2001, representing our aggregate limits under existing reinsurance contracts in connection with Enron. These exposures result principally from credit and surety and, to a lesser extent, from liability lines of business in the Converium Zurich and Converium North America operating segments.

Asbestos and environmental exposures: As of December 31, 2002 and 2001, we had reserves for environmental impairment liability and asbestos-related claims of US$ 44.6 million for both years. Our survival ratio (calculated as the average ratio of reserves held, including IBNR, over claims paid over the last three years) for asbestos and environmental reserves was 13.5 years at December 31, 2002, compared to 13.8 years at December 31, 2001.

Variable Annuity Life: In 2002, following the ongoing downturn of the international equity markets, Converium Life reported losses of US$ 28.1 million, including paid claims of US$ 12.5 million and reserve strengthening of US$ 15.6 million for a closed block of long-term business (variable annuity business) in order to align the reserves to the expected future benefits payable. In 2001, Converium Life reported losses of US$ 16.7 million for its variable annuity life book, including reserve strengthening of US$ 13.4 million.

Our losses and loss adjustment expenses and life benefits incurred increased US$ 696.0, or 43.4% in 2001 compared to 2000. Included in 2001 were losses of US$ 123.6 million relating to reserve development, US$ 289.2 million relating to the September 11th terrorist attacks, and US$ 67.0 million relating to the Enron Chapter 11 reorganization. In addition, in the fourth quarter of 2001, Converium Cologne recorded a loss of US$ 26.8 million for liability and recall costs related to the withdrawal of a German cholesterol-reducing drug (Bayer Lipobay®, or Baycol®).

Expenses

(US$ million)
Year ended December 31	2002	2001	2000

Underwriting acquisition costs	-666.7	-508.1	-454.4
Operating and administration expenses	-173.3	-146.4	-116.0
Non-life underwriting expense ratio (to premiums earned)	21.1%	23.2%	23.9%
Non-life administration expense ratio (to premiums written)	5.3%	6.1%	6.0%

Underwriting acquisition costs primarily relate to commissions on treaty and individual risk business. Our underwriting acquisition costs increased 31.2% in 2002 and 11.8% in 2001. This increase is mainly related to the increase in net premiums earned. The non-life underwriting expense ratio for the years ended December 31, 2002, 2001, and 2000 was 21.1%, 23.2%, and 23.9%, respectively. The reduction in 2002 comes from the Converium Zurich and Converium North America segments.

Operating and administration expenses increased 18.4% in 2002 and 26.2% in 2001. These increases primarily arose from increases in Converium Zurich due to additional headcount and related overhead costs, including information technology, needed to support business growth, as well as an increased cost level required for new functions and departments required as an independent company. Operating and administration expenses were also impacted in 2002 by the decrease of the US dollar against the hardening European currencies. Various costs related to the initial public offering increased operating and administration expenses in 2001. Despite the increase in operating and administration expenses, the non-life administration expense ratio declined to 5.3% in 2002, compared to 6.1% in 2001 and 6.0% in 2000. This decline was due to strong premium growth.

We fully charge the cost of options to operating expense under the fair value approach of SFAS No. 123, “Accounting for Stock-Based Compensation”, and recorded compensation expense of US$ 5.8 million and US$ 3.5 million in 2002 and 2001, respectively, in connection with Converium Group’s stock option plans.

Investment results

(US$ million)
Year ended December 31	2002	2001	2000

Net investment income	251.8	228.7	176.0
Average net investment income yield (pre-tax)	4.3%	4.7%	4.0%
Net realized capital (losses) gains	-10.3	-18.4	83.7
Total investment results	241.5	210.3	259.7
Average total investment yield (pre-tax)	4.1%	4.3%	5.9%

Management’s discussion and analysis
of financial condition and results of operations (continued)

Investment results are an important part of our overall profitability. Our net investment income was US$ 251.8 million for the year ended December 31, 2002, representing an increase of US$ 23.1 million, or 10.1% as compared to the same period for 2001.

The increase is primarily from an increase in invested assets due to our additional capitalization in late 2001 and the investment of cash flows from operating activities during 2002. Our net investment income yield was 4.3% for the year ended December 31, 2002, as compared to 4.7% and 4.0% for the same periods in 2001 and 2000, respectively. The decline in 2002 reflects lower interest rates worldwide relative to 2001. The lower yield in 2000 reflects returns on the Funds Withheld Asset/Zurich Financing Agreement described below. Yields are calculated based on the average of beginning and ending investment balances (including cash and cash equivalents). We paid fees in the amount of US$ 6.1 million, US$ 4.7 million and US$ 6.7 million to our asset managers and custodians in 2002, 2001 and 2000, respectively.

We had net realized capital losses for the year ended December 31, 2002 of US$ 10.3 million, compared to net realized capital losses of US$ 18.4 million in 2001 and gains of US$ 83.7 million in 2000. Included in the 2002 realized amounts were gains on the restructuring of Converium North America’s fixed income portfolio of US$ 52.9 million, offset by losses on the restructuring of Converium North America’s equity portfolio of US$ 32.7 million, and losses realized on the sale of WorldCom fixed income investments of US$ 15.8 million. Converium Cologne recognized gains on the restructuring of its fixed income portfolio of US$ 10.0 million, offset by losses on the restructuring of its equity portfolio of US$ 15.5 million. The decrease of US$ 102.1 million in 2001 reflected US$ 82.5 million of impairment losses on our equity portfolio.

We recorded US$ 48.3 million of impairment charges on our equity portfolio for the year ended December 31, 2002, compared to US$ 82.5 for 2001 and US$ 1.0 million for 2000. The decline in 2002 reflects the restructuring of our Converium North America and Converium Cologne portfolios, whereby certain unrealized losses were realized. Our impairment policy requires us to record, as realized capital losses, declines in value that exceed 20% over a period of six months, or in excess of 50% regardless of the period of decline. At management’s judgment, we impair additional securities based on prevailing market conditions.

Our net investment income increased US$ 52.7 million, or 29.9% for 2001 as compared to 2000. The increase mostly resulted from Converium Zurich, primarily due to the Funds Withheld Asset/Zurich Financing Agreement. Prior to the Transactions, Converium Zurich did not have a separate investment portfolio, and its investments and cash flows were managed by Zurich Financial Services. In 2000, interest income was based on a formula designed to reflect a total return on a diverse investment portfolio weighted approximately 75% to bond indices and 25% to equity indices. Accordingly, during most of 2000, Converium Zurich’s investment income reflected the overall poor performance of the stock markets for its equity component and generally declining interest rates for its fixed income component. Beginning in 2001, Converium Zurich received a fixed interest return on the Funds Withheld Asset based on fixed interest rates tied to each of our major functional currencies and reflecting the estimated duration of the underlying reinsurance liabilities. For 2002 and 2001, the weighted average interest rate earned based on the currency mix of the Funds Withheld Asset was 5.3% and 5.4%, respectively. If we had obtained the 5.4% weighted average interest rate in 2000, our investment income in 2000 on a pre-tax basis would have been approximately US$ 30 million higher.

Other

(US$ million)
Year ended December 31	2002	2001	2000

Other (loss) income	-1.2	-5.8	29.3
Interest expense	-16.4	-24.2	-17.1
Amortization of goodwill	—	-7.8	-7.3
Restructuring costs	—	-50.0	—
Income tax benefit	49.4	169.9	19.5

Other loss for the years ended December 31, 2002 and 2001 was US$ 1.2 million and US$ 5.8 million, respectively, compared to other income of US$ 29.3 million for 2000. The other loss in 2002 represents write-offs of certain uncollectible reinsurance recoverables, offset by interest income on reinsurance deposits and interest relating to a dispute settlement. The other loss in 2001 is primarily due to interest expense on funds held under reinsurance contracts and losses from investments in private equity funds. The other income in 2000 primarily represents interest income on reinsurance deposits, including US$ 8.7 million as part of a final settlement of a major contract.

Our interest expense for the year ended December 31, 2002 was US$ 16.4 million compared to US$ 24.2 million in 2001 and US$ 17.1 in 2000. Interest expense on our Senior Notes was US$ 14.2 million in each year. The increase in 2001 versus 2002 and 2000 is principally due to an increase in short-term borrowings from Zurich Financial Services, which had a higher average amount outstanding during 2001.

Management’s discussion and analysis
of financial condition and results of operations (continued)

At January 1, 2002 we adopted SFAS 142, “Goodwill and Other Intangible Assets”, which prohibits the amortization of goodwill. Amortization of goodwill in 2001 was US$ 7.8 million compared to US$ 7.3 million in 2000. Restructuring costs were US$ 50.0 million in 2001 and were incurred relating to our initial public offering and related transactions. No restructuring costs were incurred during 2002 or 2000.

Our income tax benefit was US$ 49.4 million, US$ 169.9 million and US$ 19.5 million for the years ended December 31, 2002, 2001 and 2000, respectively. Our effective tax rate for 2002 was a benefit of 86.1%, compared to an “expected” weighted average tax benefit rate of 24.9%. This rate was derived by calculating the weighted average of the expected statutory income tax in relation to the income (loss) generated in the various territories in which we operate. Our 2002 taxes reflect a one-time benefit of US$ 21.3 million as the result of a ruling received by Converium Ltd from the Swiss tax authorities regarding a tax loss carryforward. Other differences include the impact from currency translation adjustments and changes in tax rates. Our effective tax rate was 31.6% and 40.0% in 2001 and 2000, respectively.

Results by Business Segment

Converium Group’s business is organized around four operating segments: three non-life segments, Converium Zurich, Converium North America and Converium Cologne, which are based principally on geographic regions and global centers of expertise, and a Converium Life segment. To measure the financial performance of our operating segments, we define segment income as income (loss) before interest expense, amortization of goodwill, restructuring costs and income taxes. The accounting policies of the segments are the same as those for Converium Group. The following discusses the results of each operating segment for the years ended December 31, 2002, 2001 and 2000.

Converium Zurich

(US$ million)
Year ended December 31	2002	2001	2000

Gross premiums written	1,802.2	1,440.3	1,020.0
Net premiums written	1,670.5	1,185.0	818.3
Net premiums earned	1,571.3	1,012.4	715.9
Segment income (loss)	225.9	-178.7	10.8
Loss ratio non-life	69.9%	101.4%	79.5%
Adjusted non-life loss ratio excluding prior years’ reserve development and September 11th, but including Enron and European floods	71.2%	88.4%	85.2%
Underwriting expense ratio non-life	17.9%	20.0%	21.0%
Administration expense ratio non-life	4.8%	4.6%	5.5%
Combined ratio non-life	92.6%	126.0%	106.0%
Adjusted non-life combined ratio excluding prior years’ reserve development and September 11th, but including Enron and European floods	93.9%	113.0%	111.7%
Retention rate (net premiums written divided by gross premiums written)	92.7%	82.3%	80.2%

Converium Zurich reported a segment income of US$ 225.9 million in 2002 compared to a segment loss of US$ 178.7 million in 2001, and segment income of US$ 10.8 million in 2000. The improvement of US$ 404.6 million in 2002 was primarily attributable to a large increase in net premiums earned, and a reduction of the loss ratio from 101.4% in 2001 to 69.9% in 2002. Losses in 2001 were primarily attributable to the September 11th terrorist attacks that contributed US$ 210.0 million of losses as well as US$ 27.7 million related to the Enron reorganization, offset by positive reserve development of US$ 81.7 million.

In 2002, gross premiums written increased US$ 361.9 million, or 25.1%, net premiums written increased US$ 485.5 million, or 41.0%, and net premiums earned increased US$ 558.9 million, or 55.2%. The growth was spread across most lines of business and regions and primarily resulted from increased rates and increasing our share of clients’ business upon renewing existing business or writing new business. During 2002, Converium Zurich’s largest growth regions included:

•	the United Kingdom (net premiums written in 2002 increased 50.7% to US$ 901.2 million),

•	North America (net premiums written in 2002 increased 61.9% to US$ 197.4 million),

•	Latin America (net premiums written in 2002 increased 29.2% to US$ 156.6 million),

•	the Far East/Pacific Rim (net premiums written in 2002 increased 26.3% to US$ 147.8 million), and

•	France (net premiums written in 2002 increased 87.2% to US$ 78.4 million).

Management’s discussion and analysis
of financial condition and results of operations (continued)

The largest growth lines included such specialty lines as:

•	liability (net premiums written in 2002 increased 68.3% to US$ 381.4 million),

•	aviation and space (net premiums written in 2002 increased 104.5% to US$ 370.2 million), and

•	credit and surety (net premiums written in 2002 increased 27.8% to US$ 145.8 million).

In 2001, gross premiums written increased US$ 420.3 million, or 41.2%, net premiums written increased US$ 366.7 million, or 44.8%, and net premiums earned increased US$ 296.5 million, or 41.4%. Converium Zurich’s premium growth for 2001 resulted from the traditional treaty and the finite/structured business and was in most lines of business and regions.

Converium Zurich’s combined ratio was 92.6% in 2002, 126.0% in 2001, and 106.0% in 2000. The 2001 ratio reflected significant loss events described above. The adjusted ratio was 93.9% in 2002, 113.0% in 2001, and 111.7% in 2000. The decrease in the combined ratio is due to the re-underwriting and restructuring of the underwriting process that resulted in a substantial improvement of the underlying performance and increased premiums in the aviation and space and property catastrophe lines, which were written at more favorable terms during the 2002 renewal cycle, and where no major loss events were experienced.

Converium North America

(US$ million)
Year ended December 31	2002	2001	2000

Gross premiums written	1,243.5	1,150.9	1,295.5
Net premiums written	1,193.9	898.4	844.7
Net premiums earned	1,145.0	882.4	815.4
Segment loss	-57.0	-197.9	-28.7
Loss ratio non-life	84.0%	94.9%	88.7%
Adjusted non-life loss ratio excluding prior years’ reserve development and September 11th, but including Enron	72.0%	67.4%	78.8%
Underwriting expense ratio non-life	25.0%	28.5%	25.5%
Administration expense ratio non-life	5.9%	8.0%	7.7%
Combined ratio non-life	114.9%	131.4%	121.9%
Adjusted non-life combined ratio excluding prior years’ reserve development and September 11th, but including Enron	102.9%	102.7%	111.9%
Retention rate (net premiums written divided by gross premiums written)	96.0%	78.1%	65.2%

Converium North America reported a segment loss of US$ 57.0 million in 2002, compared to a segment loss of US$ 197.9 million in 2001, an improvement of US$ 140.9 million. This improvement was due to several factors including:

•	prior period loss reserve development of US$ 137.2 million in 2002 as compared to US$ 164.0 million in 2001;

•	in 2001, net losses were incurred related to the September 11th terrorist attacks and the Enron reorganization of US$ 58.2 million and US$ 39.3 million, respectively;

•	premiums of US$ 24.3 million for September 11th and other coverages from Zurich Financial Services were incurred in 2001;

•	investment income and realized gains were higher by US$ 16.6 million in 2002 as compared to 2001. This improvement was the result of net realized gains, less equity impairments, being higher in 2002 than 2001 by US$ 34.7 million. This increase was offset by reduced net investment income reflecting the lower interest rate environment; and

•	other income was higher by US$ 19.9 million in 2002 as compared to 2001. This was primarily driven by US$ 12.2 million in reduced losses from certain private equity investments and US$ 7.2 million in interest income received as a result of a dispute settlement.

During 2002, Converium North America engaged in an in-depth actuarial reserve analysis of certain lines of business, which resulted in the recording of additional provisions for losses in the amount of US$ 137.2 million. These provisions primarily relate to underwriting years 1997 to 2000 on its commercial umbrella, miscellaneous casualty, medical errors and omissions liability, motor liability, and workers’ compensation lines of business. This compares to US$ 164.0 million of additional reserves recorded in 2001 relating to underwriting years 2000 and prior.

Management’s discussion and analysis
of financial condition and results of operations (continued)

Converium North America reported a segment loss of US$ 197.9 million in 2001 compared to a segment loss of US$ 28.7 million in 2000. This increase was primarily attributable to an increase in the estimate of net loss and loss adjustment expense reserves related to prior accident years. Converium North America also incurred net losses of US$ 58.2 million related to the September 11th terrorist attacks and US$ 39.3 million related to the Enron reorganization. Additionally, in 2001, Converium North America experienced a reduction of US$ 54.7 million in investment results, which included impairment charges of US$ 59.3 million.

In 2002, gross premiums written increased US$ 92.6 million, or 8.0%, net premiums written increased US$ 295.5 million, or 32.9%, and net premiums earned increased US$ 262.6 million, or 29.8%. In 2002, Converium North America’s net written premium growth was driven by specialty lines, including:

•	structured/finite (net premiums written in 2002 increased 20.1% to US$ 373.9 million),

•	professional liability (net premiums written in 2002 increased 71.7% to US$ 214.7 million), and

•	accident & health business (net premiums written in 2002 increased 121.1% to US$ 84.6 million).

This premium growth was partially offset by the non-renewal of a workers’ compensation program, which reduced premiums by US$ 39.6 million compared to 2001. Net premiums written grew more substantially than gross premiums written due to retrocessional premium charges of US$ 123.0 million in 2001 for an aggregate excess treaty and September 11th coverages that were not incurred in 2002.

In 2001, gross premiums written decreased US$ 144.6 million, or 11.2%, net premiums written increased US$ 53.7 million, or 6.4%, and net premiums earned increased US$ 67.0 million, or 8.2%. The decrease in gross premiums written in 2001 reflected the non-renewal of certain contracts whereby Converium North America assumed the risk and then retroceded material amounts to other reinsurers. The non-renewals of these contracts resulted in a decline of US$ 281.1 million in gross premiums written. This decline was partially offset by growth in the core portfolio of business, predominately in the specialty lines areas.

Converium North America’s combined ratio was 114.9% in 2002, 131.4% in 2001 and 121.9% in 2000. The combined ratio in 2002 included US$ 137.2 million in adverse loss development. The combined ratio in 2001 was primarily driven by reserve development related to prior accident years, the September 11th terrorist attacks and the Enron reorganization. The substantial improvement of the adjusted combined ratio since 2000 is due to the re-underwriting and the restructuring of the underwriting process.

Converium Cologne

(US$ million)
Year ended December 31	2002	2001	2000

Gross premiums written	303.4	299.9	241.3
Net premiums written	289.8	257.8	218.6
Net premiums earned	284.8	275.3	224.2
Segment loss	-64.4	-71.6	-16.8
Loss ratio non-life	96.2%	108.8%	101.4%
Adjusted non-life loss ratio excluding prior years’ reserve development and September 11th, but including European floods	85.3%	90.5%	90.1%
Underwriting expense ratio non-life	22.5%	17.8%	27.8%
Administration expense ratio non-life	5.3%	5.9%	5.1%
Combined ratio non-life	124.0%	132.5%	134.3%
Adjusted non-life combined ratio excluding prior years’ reserve development and September 11th, but including European floods	113.1%	114.2%	122.9%
Retention rate (net premiums written divided by gross premiums written)	95.5%	86.0%	90.6%

Converium Cologne reported a segment loss of US$ 64.4 million in 2002 compared to a segment loss of US$ 71.6 million in 2001 and a segment loss of US$ 16.8 million in 2000. In 2002, Converium Cologne had net losses of US$ 49.5 million related to the European floods and approximately US$ 31.1 million in net adverse loss reserve development. In addition, investment results declined US$ 9.8 million. In 2001, Converium Cologne recognized US$ 9.0 million in net losses arising from the September 11th terrorist attacks, US$ 32.6 million from other large losses and US$ 41.3 million in net adverse loss reserve development. In addition, Converium Cologne had a significant decrease in 2001 of US$ 42.4 million in investment results, primarily due to lower realized capital gains and impairment losses on its equity portfolio.

In 2002, gross premiums written increased US$ 3.5 million, or 1.2%, net premiums written increased US$ 32.0 million, or 12.4%, and net premiums earned increased US$ 9.5 million, or 3.6%. During 2002, Converium Cologne’s largest growth regions in terms of premium volume were:

Management’s discussion and analysis
of financial condition and results of operations (continued)

•	Europe, excluding Germany (net premiums written in 2002 increased 9.5% to US$ 118.4 million),

•	Germany (net premiums written in 2002 increased 9.5% to US$ 101.2 million), and

•	the Middle East and North Africa (net premiums written in 2002 increased 15.8% to US$ 70.5 million).

Net premiums earned in 2002 increased at a lower rate than net premiums written due to a high amount of earned premium in 2001 from underwriting year 2000 contracts which were not renewed.

In 2001, gross premiums written increased US$ 58.6 million, or 24.3%, net premiums written increased US$ 39.2 million, or 17.9%, and net premiums earned increased US$ 51.1 million, or 22.8%. During 2001, the Middle East, North Africa, and the European markets, primarily Germany, were Converium Cologne’s largest growth regions in terms of premium volume. This was offset by the non-renewal of certain U.S. accident and health contracts.

Converium Cologne’s combined ratio was 124.0% in 2002, 132.5% in 2001 and 134.3% in 2000. In 2002, Converium Cologne booked US$ 49.5 million in net losses for the European floods and US$ 31.1 million in loss development on prior years’ business. In 2001, the increase in the loss ratio was due to the recognition of US$ 9.0 million in net losses arising from the September 11th terrorist attacks, US$ 32.6 million from other large losses and US$ 41.3 million in net adverse loss reserve development. The decrease in the underwriting expense ratio in 2001 was due to both the non-renewal of proportional contracts with high ceding commissions as well as generally lower commission rates due to the hardening reinsurance market conditions. The adjusted combined ratio was 113.1%, 114.2% and 122.9% in 2002, 2001 and 2000, respectively. The significant enhancement of the underlying profitability was disturbed by the impact of the European floods, that added 17.4 percentage points to both the combined ratio and the adjusted combined ratio.

Converium Life

(US$ million)
Year ended December 31	2002	2001	2000

Gross premiums written	199.0	164.8	120.5
Net premiums written	168.0	141.4	114.4
Net premiums earned	164.4	125.1	106.0
Segment loss	-19.4	-7.1	10.3
Underwriting expense ratio	21.0%	4.5%	32.5%
Administration expense ratio	4.2%	3.7%	3.5%
Retention rate (net premiums written divided by gross premiums written)	84.4%	85.8%	94.9%

Converium Life reported a segment loss of US$ 19.4 million in 2002, compared to a segment loss of US$ 7.1 million in 2001 and segment income of US$ 10.3 million in 2000. The segment losses in 2002 and 2001 are primarily driven by net incurred losses of US$ 20.1 million in 2002 and US$ 12.4 million in 2001 on a closed block of long-term variable annuity business. The variable annuity losses arise from guaranteed minimum death benefit contracts, whereby the minimum benefit is determined by the development of investment results from the capital markets. Following the ongoing downturn of the international equity markets, reserve strengthening of US$ 15.6 million was required in 2002 in order to align the reserves to the expected future benefits. In addition to that, claims in the amount of US$ 12.5 million were paid in 2002 against net premiums earned of US$ 8.1 million regarding this closed block of long-term variable annuity business.

In 2002, gross premiums written increased US$ 34.2 million, or 20.8%, net premiums written increased US$ 26.6 million, or 18.8%, and net premiums earned increased US$ 39.3 million, or 31.4%. The increase in premiums written in 2002 is mainly driven by growth in:

• Far East/Pacific Rim and North America (net premiums written in 2002 increased 25.1% to US$ 67.3 million),

• Europe, excluding Italy and France (net premiums written in 2002 increased more than 50.0% to US$ 45.6 million),

• Italy (net premiums written in 2002 increased 33.5% to US$ 24.7 million), and

• France (net premiums written in 2002 more than doubled to US$ 16.9 million).

This was offset by the decline of business written in Latin America (net premiums written in 2002 declined 64.5% to US$ 5.9 million), due to the weak economic situation in South America and to a change in governmental regulation concerning the pension system in Argentina.

The increase in net premiums earned in 2002 relative to net premiums written was the result of the strong premium growth experienced in late 2001, now being earned in 2002.

Management’s discussion and analysis
of financial condition and results of operations (continued)

In 2001, gross premiums written increased US$ 44.3 million, or 36.8%, net premiums written increased US$ 27.0 million, or 23.6%, and net premiums earned increased US$ 19.1 million, or 18.0%. The premium growth in 2001 was consistent with the strategy to expand the Converium Life operations, and principally related to broadened markets and extended customer relationships. In addition, the opening of branches and representative offices in Paris, Milan and Buenos Aires supported this growth.

The underwriting expense ratio was 21.0% in 2002, 4.5% in 2001 and 32.5% in 2000. In 2001, US$ 10.6 million in commission benefits were recorded from the commutation of a large contract and a refunding of commissions from our strategic retrocessions, reducing the underwriting expense ratio by 8.5%. The administration expense ratio was 4.2% in 2002, 3.7% in 2001 and 3.5% in 2000.

Financial Condition and Liquidity

Invested Assets

Our assets are invested with the objective of achieving investment returns consistent with those of the markets in which we invest, using appropriate risk management, diversification, tax and regulatory considerations, and to provide sufficient liquidity to enable us to meet our obligations on a timely basis. We principally focus on high quality, liquid securities, and seek to invest in securities whose durations correspond to the estimated duration of the reinsurance liabilities they support.

Our approach to fixed income investments is to limit credit risk by focusing on investments rated A or better and to reduce concentration risk by limiting the amount that may be invested in securities of any single issue or group of issuers. With respect to equity investments, we seek to diversify our equity portfolio so as to provide a broad exposure across major sectors of individual stock markets. To reduce the effects of currency exchange rate fluctuations, we seek to match the currencies of our investments with the currencies of our underlying reinsurance liabilities.

As of December 31, 2002, total invested assets were US$ 6.1 billion compared to US$ 4.9 billion as of December 31, 2001, an increase of US$ 1.2 billion, or 24.4%. This increase is mainly due to strong operating cash flow and proceeds from our guaranteed subordinated notes, offset by net realized and unrealized losses on the investment portfolio during 2002. At December 31, 2002, our asset mix consists of 88% fixed income securities (including the Funds Withheld Asset) and short-term investments, 9% equity securities, and 3% real estate and other. At December 31, 2001, invested assets were comprised of 82% fixed income securities (including the Funds Withheld Asset) and short-term investments, 14% equity securities and 4% real estate and other.

During the second half of 2002, Converium Group changed its investment strategy to a more passive approach to better reflect our investment philosophy, whereby we seek to achieve, with limited tracking error, returns consistent with the market. The table below presents our investments in the major currencies of U.S. dollars, Euro and U.K. pounds, as well as the applicable benchmark and 2002 benchmark return (including changes in market value) by asset class for 2002. Because we restructured our portfolios throughout 2002, our actual returns achieved are not comparable to the benchmark, and thus have not been presented. The balances at December 31, 2002 are shown in U.S. dollars, converted at the applicable year-end exchange rate.

	U.S. Dollars				Euro				U.K. pounds

	Balance at				Balance at				Balance at
	December 31,	Bench-		2002	December 31,	Bench-		2002	December 31,	Bench-		2002
(US$ million)	2002	mark*		Return	2002	mark*		Return	2002	mark*		Return

Fixed maturities	1,993.2	(a	)	11.8%	310.4	(d	)	9.4%	174.1	(f	)	9.3%
Mortgage backed securities	827.0	(b	)	8.7%	—				—
Equity securities	339.4	(c	)	-22.8%	90.2	(e	)	-33.8%	26.4	(g	)	-23.4%
Funds Withheld Asset	871.5				315.5				385.6
Other, net	420.7				10.8				15.2

Total	4,451.8				726.9				601.3

% of total invested assets	73%				12%				10%

*(a)	SSB USD World BIG ex BBB ex MBS

(b)	Lehman Mortgage Index

(c)	MSCI USA Provisional Index

(d)	SSB Euro World BIG ex BBB ex MBS

(e)	MSCI Euro ex UK

(f)	FTSE Government Index

(g)	MSCI UK Index

Management’s discussion and analysis
of financial condition and results of operations (continued)

Fixed Maturities

As of December 31, 2002, our fixed maturities portfolio, excluding the Funds Withheld Asset (described more fully below), had a carrying value of US$ 3.4 billion and represented 56.3% of our total investment portfolio, excluding the Funds Withheld Asset, or 83.2% including the Funds Withheld Asset. This represents an increase in carrying value of US$ 1.1 billion, or 47.7%, from December 31, 2001, excluding the Funds Withheld Asset. This increase was mainly due to the reinvestment of 2002 cash flows from operations and currency translation adjustments.

Our fixed income investments are managed by external investment managers, and their performance is measured against benchmarks. We invest in government, agency and corporate fixed income securities of issuers from around the world that meet our liquidity and credit standards. We place an emphasis on investing in listed fixed income securities that we believe to be liquid.

The table below presents the composition of our fixed income securities portfolio, excluding short-term investments, based on carrying value by scheduled maturity.

(US$ million)	Estimated fair value	% of total
As of December 31, 2002	Available-for-sale	Fixed maturities

Less than one year	15.7	0.5
One year through five years	1,409.4	40.9
Five years through ten years	803.5	23.3
Over ten years	387.5	11.3
Subtotal	2,616.1	76.0

Mortgage and asset-backed securities	827.0	24.0

Total as of December 31, 2002	3,443.1	100.0

Most of our fixed income securities are rated by Standard & Poor’s, Moody’s or similar rating agencies. As of December 31, 2002, approximately 97% of our fixed income securities portfolio was invested in securities rated A or better by these agencies and approximately 82% was invested in AAA/Aaa-rated securities.

The table below presents the composition of our fixed income securities portfolio by rating as assigned by Standard & Poor’s or Moody’s, using the higher of these ratings for any security where there is a split rating.

(US$ million)	Estimated fair value	% of total
As of December 31, 2002	Available-for-sale	Fixed maturities

AAA/Aaa	2,835.2	82.3
AA/Aa2	346.9	10.1
A/A2	156.9	4.6
BBB/Baa2	—	—
BB	10.0	0.3
Not rated	94.1 *	2.7

Total	3,443.1	100.0

*	primarily investments in unrated funds whose underlying securities are rated A or better

Our guidelines also restrict our maximum investment in bonds issued by any group or industry sector by reference to local benchmarks and applicable insurance regulations. As of December 31, 2002, no aggregated amount of bonds issued by a single group (excluding governments and funds) represented more than 5% of our fixed maturities securities portfolio. Our ten biggest direct investments in corporate obligations (excluding commercial mortgage and asset-backed securities) were:

(US$ million)	Estimated fair value	% of total
As of December 31, 2002	Available-for-sale	Fixed maturities

General Electric Capital Corp.	12.6	0.4
KFW International Finance Inc.	10.2	0.3
Concentric Ltd	10.0	0.3
Walmart Stores Inc.	7.6	0.2
Countrywide Home Loans	5.8	0.2
Bank Netherlands NV	5.3	0.2
Household Finance Corporation	4.8	0.1
Exportfinans ASA	4.4	0.1
Kraft Foods Inc.	3.9	0.1
Bank of America Corp.	3.5	0.1

Management’s discussion and analysis
of financial condition and results of operations (continued)

Our five largest investments in funds investing in fixed maturities as of December 31, 2002, were:

(US$ million)	Estimated fair value	% of total
As of December 31, 2002	Available-for-sale	Fixed maturities

Gilt Trak Accumulating Shares	120.8	3.5
Barclay’s Global Investors (“BGI”) Sterling	54.1	1.6
BGI European Government Bond Index Fund	45.4	1.3
Government/Corporate Bond Fund	34.1	1.0
BGI Euro Corporate Bond Fund	22.3	0.6

As of December 31, 2002, our investments in mortgage and asset-backed securities were US$ 827.0 million. These investments are summarized as follows:

		% of total mortgage
(US$ million)	Estimated fair value	and asset-backed
As of December 31, 2002	Available-for-sale	securities

Federal National Mortgage Association	331.0	40.0
Governmental National Mortgage Association	260.8	31.5
Federal Home Loan Mortgage Corporation	152.1	18.4
Other mortgage and asset-backed securities	83.1	10.1

Total	827.0	100.0

Equity Securities

As of December 31, 2002, our equity securities portfolio had a carrying value of US$ 530.8 million. This represents a decrease in carrying value of US$ 170.6 million, or 24.3%, from December 31, 2001. The decrease was primarily due to realized losses and market value declines in 2002. As of December 31, 2002, equity securities comprised 8.7% of our investment portfolio.

Substantially all of our equity portfolio consists of listed securities, held directly or through funds. The majority of our equity portfolio is in developed markets with limited exposure to emerging markets. As experienced in recent years, the equity markets around the world can produce highly volatile and significantly varied results due to local and worldwide economic and political conditions.

Our ten largest direct equity investments as of December 31, 2002, were:

(US$ million)	Estimated fair value	% of total
As of December 31, 2002	Available-for-sale	Equity securities

International Financial Group, Inc. (preferred stock)	6.0	1.1
General Electric Company	3.9	0.7
Microsoft Corp.	3.8	0.7
ExxonMobile Corp.	3.8	0.7
Novartis AG	3.1	0.6
Pfizer Inc.	3.0	0.6
Royal Dutch Petroleum Company	2.9	0.5
Citigroup Inc.	2.9	0.5
Total Fina Elf S.A.	2.8	0.5
Johnson & Johnson	2.6	0.5

Our five largest investments in funds investing in equities as of December 31, 2002, were:

(US$ million)	Estimated fair value	% of total
As of December 31, 2002	Available-for-sale	Equity securities

BT Institutional Funds Equity 500 Index	143.5	27.0
JPMorgan Fund	28.5	5.4
Zurich Invest Aktien Euroland	11.2	2.1
Vanguard Institutional Index Fund	8.5	1.6
Barclay’s Global Investors Index Selection Fund	7.5	1.4

Our exposure to private equity fund investments as of December 31, 2002 was approximately US$ 70.5 million. This figure represents the sum of the fair value of invested capital (as determined by the fund managers) and

Management’s discussion and analysis
of financial condition and results of operations (continued)

remaining unpaid commitments. Of this total, the value of remaining unpaid commitments was approximately US$ 10.6 million.

Our five largest investments in private equity funds as of December 31, 2002, were:

(US$ million)	Estimated fair value	% of total
As of December 31, 2002	Available-for-sale	Equity securities

Capital Z Financial Services Fund II	20.6	3.9
Oak Hill Securities Fund LP	14.6	2.8
Oak Hill Securities Fund II LP	14.3	2.7
Insurance Partners LP	5.6	1.1
Clayton, Dublier & Rice Fund IV	4.8	0.9

At December 31, 2002 and 2001, gross unrealized gains on our equity portfolio were US$ 2.6 million and US$ 47.2 million and gross unrealized losses were US$ 56.2 million and US$ 25.1 million, respectively. With the recent realignment in our investment portfolio, the unrealized losses at December 31, 2002 predominantly arise from securities acquired during 2002. We have reviewed the securities that have declined in value and have recorded impairments accordingly.

Our impairment policy requires us to record, as realized capital losses, declines in value that exceed 20% over a period of six months, or in excess of 50% regardless of the period of decline. At management’s judgment, we impair additional securities based on prevailing market conditions.

The table below shows the impact, based on December 31, 2002 market value, of potential future impairments of securities where the decline in value has not yet exceeded 50%, as well as the additional potential exposure of our portfolio to 5% and 10% declines in the stock market.

(US$ million)	Loss in	Loss in		Additional loss	Additional loss
	0 - 3	4 - 6		if Market	if Market
Decline in value (%)	Months	Months	Total loss	declines 5%	declines 10%

20 - 30%	-6.1	-2.2	-8.3	-2.0	-5.5
30 - 40%	-4.0	-2.3	-6.3	1.3	0.2
40 - 50%	-1.6	-0.9	-2.5	-3.2	-4.5

Total	-11.7	-5.4	-17.1	-3.9	-9.8

Our guidelines also restrict our maximum investment in any one equity security or industry sector by reference to local benchmarks and applicable insurance regulations. As of December 31, 2002, excluding our investments in funds and our shares in PSP Swiss Property AG, an indirect real estate investment with a market value of US$ 75.0 million as of December 31, 2002, no single equity security represented more than 10% of our equity securities portfolio.

Funds Withheld Asset

The transfer of Converium Zurich’s business to Converium was effective as of July 1, 2001 by means of the Quota Share Retrocession Agreement. In addition, on that date, the Funds Withheld Asset was established. Its initial balance was set to match the net balance of the liabilities, less the premium receivables (including outstanding collectible balances and reinsurance deposits), on the business to which the Quota Share Retrocession Agreement applies. As of December 31, 2002, the Funds Withheld Asset was US$ 1,648.1 million compared to US$ 1,598.5 million at December 31, 2001. The increase of US$ 49.6 million over 2001 was due to additional premium received in the first half of 2002 and changes in foreign exchange rates, offset by paid claims.

The table below shows the distribution of the Funds Withheld asset by currency as of December 31, 2002 and 2001.

Funds Withheld Asset

Year ended December 31	2002	2001

US$	53%	50%
Euro	19%	28%
U.K. pounds	23%	15%
Australian dollars	2%	1%
Japanese yen	2%	2%
Swiss franc	1%	4%
Total	100%	100%
Weighted average interest rate	5.3%	5.4%

Management’s discussion and analysis
of financial condition and results of operations (continued)

The Funds Withheld Asset is increased by premiums (less premium refunds), salvage and subrogation, recoveries under retrocession agreements, profit commissions and other amounts received for the business subject to the Quota Share Retrocession Agreement, and is reduced by paid claims, profit commissions, amounts paid to maintain the retrocession agreements and other amounts paid on the business subject to the Quota Share Retrocession Agreement. The balance of the Funds Withheld Asset will decrease over time. However, business historically written on the Zurich Insurance Company (“ZIC”) and Zurich Insurance Bermuda (“ZIB”) balance sheets is being renewed and written on the Converium balance sheet. As a result, we will generate invested assets from the new and renewal business written on the Converium balance sheet which we expect to at least partially offset reductions of the balance of the Funds Withheld Asset.

Short-Term Investments

Our short-term investment portfolio includes investments in fixed-term deposits and fiduciary investments. These investments generally have maturities of between three months and one year. As of December 31, 2002, we had short-term investments with a carrying value of US$ 318.0, representing 5.2% of our total investment portfolio. Short-term investments at December 31, 2002 include US$ 193.7 million in proceeds received on December 23, 2002 from the issuance of our guaranteed subordinated notes. These proceeds were substantially invested in January 2003. As of December 31, 2002, none of our short-term investments portfolio is restricted as to its use.

Real Estate and Other Investments

In late 2001, Converium acquired certain residential and commercial rental properties from subsidiaries of Zurich Financial Services. As of December 31, 2002, we had US$ 167.9 million of investments in real estate, most of which were located in Switzerland, and our direct real estate portfolio represented 2.7% of our total investment portfolio.

Our five largest real estate investments as of December 31, 2002, were:

Real Estate

(US$ million)		% of total
As of December 31, 2002	Carrying value	Other investments

Dietikon — Residential/commercial building	21.6	12.2
Effretikon — Residential building	14.1	8.0
Zurich — Residential/commercial building	13.9	7.8
Basel — Residential/commercial building	12.0	6.8
Bern — Residential/commercial building	9.3	5.2

In addition to these properties, Converium owns a 9.1% participation in PSP Swiss Property AG (an indirect real estate investment, included in equity securities) with a market value of US$ 75.0 million as of December 31, 2002.

Reinsurance Assets

Retrocessional reinsurance arrangements generally do not relieve Converium Group from its direct obligations to its reinsureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any retrocessionaire is unable or unwilling to meet the obligations assumed under the retrocessional agreements. At December 31, 2002, Converium Group holds US$ 687.8 million in collateral as security under related retrocessional agreements in the form of funds held, securities and/or letters of credit. Converium Group is able to access outside capacity for both traditional and non-traditional coverage and therefore is not dependent upon any single retrocessional market.

As of December 31, 2002, we had reinsurance recoverables from retrocessionaires of approximately US$ 1.6 billion on paid and unpaid losses and loss adjustment expenses and unearned premium reserve balances. Recoverables from subsidiaries of Zurich Financial Services total 24.1% of equity at December 31, 2002. Recoverables from one other third-party retrocessionaire were 12.9% of equity at December 31, 2002. Recoverables from retrocessionaires relating to contracts in arbitration were 9.5% of equity at December 31, 2002. There were no recoverables from any other retrocessionaire that exceeded 10% of equity at December 31, 2002. Allowances of US$ 17.4 million and US$ 9.6 million have been recorded for estimated uncollectible receivables and reinsurance recoverables at December 31, 2002 and 2001, respectively.

Management’s discussion and analysis
of financial condition and results of operations (continued)

Liabilities

Loss and Loss Adjustment Expense Reserves

We had gross loss and loss adjustment expense reserves of US$ 6.8 billion at December 31, 2002, compared to US$ 5.7 billion at December 31, 2001, an increase of US$ 1.1 billion, or 19.4%. Loss and loss adjustment expense reserves, net of reinsurance recoverables for paid and unpaid losses, were US$ 5.4 billion at December 31, 2002, compared to US$ 4.2 billion at December 31, 2001, an increase of US$ 1.2 billion, or 28.7%. The increase in our reserve position is due to reserves on current year business, including reserves for the European floods, as well as the recognition of an additional provision for net adverse loss development on prior years’ business. Gross reserves for future life benefits were US$ 371.7 million at December 31, 2002 compared to US$ 252.0 million at December 31, 2001.

Loss and loss adjustment reserves are based on estimates of future payments to settle claims, including legal and other expenses. We estimate our loss and loss adjustment reserves on the basis of the facts available at the time the loss and loss adjustment expense reserves are established and use actuarial methodologies that are commonly used in our industry. Our estimates of losses and loss adjustment expenses are subject to assumptions reflecting economic and other factors such as inflation rates, changes in legislation, court rulings, case law and prevailing concepts of liability, which can change over time. We review and update our estimates and record changes to our loss and loss adjustment reserves in current income.

Debt Outstanding

As of December 31, 2002, we had total debt outstanding with a principal amount of US$ 400.0 million and a carrying amount of US$ 390.4 million. We had no scheduled debt repayments in 2002, 2001 or 2000.

In December 2002, Converium Finance S.A. issued US$ 200.0 million principal amount of non-convertible, unsecured, guaranteed subordinated notes, which are irrevocably and unconditionally guaranteed on a subordinated basis by each of Converium Holding Ltd and Converium Ltd. These notes mature in full on December 23, 2032 and bear interest at the rate of 8.25%.

Converium North America assumed US$ 200.0 million principal amount of non-convertible, unsecured, unsubordinated senior notes originally issued during October 1993. These notes mature on October 15, 2023 and bear interest at the rate of 7.125%.

In addition, irrevocable letters of credit in the face amount of US$ 372.4 million were outstanding as of December 31, 2002. We employ these letters of credit principally to secure certain assumed reinsurance contracts. Invested assets of US$ 266.4 million, or 6.0% of our invested assets, excluding the Funds Withheld Asset, secure these letters of credit. We have provided guarantees or commitments of US$ 50.0 million to external parties, which require us to, under certain circumstances, make capital contributions or provide equity financing. We know of no event that would require us to satisfy these guarantees.

Shareholders’ Equity

As of December 31, 2002, we had total shareholders’ equity of US$ 1,738.0 million (US$ 43.55 per share) compared to US$ 1,570.8 million (US$ 39.27 per share) as of December 31, 2001, an increase of US$ 167.2 million (US$ 4.28 per share). This increase is mainly comprised of a gain of US$ 135.8 million in our currency translation account, due to the weakening of the U.S. dollar against the European currencies, and net income of US$ 106.8 million. This was offset by net unrealized losses on investments of US$ 83.6 million, which reflects unrealized losses on equity securities due to weaker capital market conditions in 2002, offset by unrealized gains on fixed income securities due to lower interest rates in 2002.

We believe that our capital, liquidity, and borrowing ability are sufficient to support our business and meet our present liquidity requirements.

Liquidity and Capital Resources

Our principal cash requirements are for the payment of dividends to shareholders, servicing debt, investment in businesses, capital expenditures, servicing retrocessional arrangements and for paying reinsurance and insurance claims, which could periodically include significant cash requirements related to catastrophic events.

Management’s discussion and analysis
of financial condition and results of operations (continued)

Dividends from Subsidiaries

As a holding company, Converium relies in large part on cash dividends and other permitted payments from its subsidiaries to make principal and interest payments on debt, to pay other outstanding obligations and to pay dividends to shareholders. Converium is subject to legal restrictions on the amount of dividends it may pay to its shareholders. Similarly, the company laws of countries in which our entities operate may restrict the amount of dividends payable by such entities to their parent companies. In addition, the ability of our entities to pay dividends may be restricted or influenced by minimum capital and solvency requirements imposed by regulators in the countries in which the entities operate.

The maximum dividend payable by Converium Ltd to Converium Holding Ltd without regulatory approval amounted to approximately US$ 192.1 million, net of withholding tax, as of December 31, 2002. The maximum dividend that Converium Holding Ltd is able to pay in 2003, before withholding tax, is approximately US$ 192.9 million as of December 31, 2002. We do not consider current legal and regulatory dividend constraints to be a material limitation on the ability of Converium Ltd to pay dividends to Converium Holding Ltd.

Cash Flows and Liquidity Sources

(US$ million)
Year ended December 31	2002	2001	2000

Cash provided by (used in) operating activities	870.4	311.5	-33.2

We held cash and cash equivalents of US$ 361.5 million at December 31, 2002 compared to US$ 420.5 million as of December 31, 2001, representing a decrease of US$ 59.0 million. In 2002, our investment managers were holding a higher level of cash for duration matching purposes. In 2001, a large amount of cash and cash equivalents was held at Converium Zurich, resulting from the Transactions. This cash was subsequently deployed in 2002.

Our cash flows from operating activities result principally from premiums, collections on losses recoverable and investment income, net of paid losses, acquisition costs and underwriting expenses. Our cash provided by operating activities was US$ 870.4 million for the year ended December 31, 2002 compared to US$ 311.5 million for the year ended December 31, 2001, an increase of US$ 558.9 million, or 179.4%. This increase was driven by improved operating performance over 2001. In 2000, cash used in operating activities was driven by lower recovery of ceded losses. Cash provided by financing activities in 2002 was due to the issuance of our guaranteed subordinated notes. Cash provided by financing activities in 2001 was primarily driven by the capital contribution we received from Zurich Financial Services. Cash provided by financing activities in 2000 mainly resulted from an increase in the amount payable to Zurich Financial Services.

As a reinsurer, our future cash flows are inherently difficult to predict. This uncertainty is particularly pronounced with respect to some coverage we provide, such as long-tail lines, where claims information emerges over a relatively long period of time, and property catastrophe coverage, which generally produces losses of low frequency but high severity. Accordingly, it is not possible to predict our future cash flows from operating activities with precision. As a consequence, our cash flows from operating activities may fluctuate, perhaps significantly, from quarter to quarter and from year to year. For example, our cash flows were adversely affected by the events of September 11th. We expect that a significant portion of the cash outflows relating to these events will occur over a period of two to five years, mainly because of the time involved to determine with accuracy the losses of the primary insurance companies and reporting these losses to reinsurers. Accordingly, our cash flow and investment income will be impacted gradually over the next five years.

We do not expect the Funds Withheld Asset to have a material impact on our liquidity, as we will not be required to access our own liquidity sources for claims under the Quota Share Retrocession Agreement. We are, however, entitled to receive cash advances with respect to the Funds Withheld Asset under certain circumstances, which we expect will help meet significant cash requirements, such as those after a catastrophic event.

Converium Ltd is entitled to borrow cash from ZIC if eligible losses from a single event or series of related events not relating to the business covered by the Quota Share Retrocession Agreement exceed US$ 25.0 million. The amount that may be borrowed as a result of any one event or series of related events is limited to the lesser of US$ 90.0 million, or actual losses from the event. Converium Ltd is entitled to request multiple advances. However, it may never borrow more than the Funds Withheld Asset balance, and the aggregate amount that may be borrowed at any one time ranges from US$ 105.0 million to US$ 135.0 million for the period January 1, 2003 to September 30, 2003. Converium Ltd may not request advances beyond September 30, 2003, unless agreed otherwise with ZIC. No advances were outstanding at December 31, 2002 or 2001.

Management’s discussion and analysis
of financial condition and results of operations (continued)

Critical Accounting Policies

Our discussion and analysis of the financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The preparation of these financial statements in accordance with US GAAP requires the use of estimates and judgments that affect the reported amounts and related disclosures. Changes in Converium’s financial and operating environment could influence the accounting estimates that support our financials statements. The following presents those accounting policies that management believes are the most critical to its operations and those policies that require significant judgment on the part of management. The assumptions and judgments used by management are the ones they believe to be the most appropriate at this time. However, as described below, these estimates could change materially if different information or assumptions were used. The descriptions below are summarized and have been simplified for clarity. A more detailed description of these and other significant accounting policies used by us in preparing our financial statements is included in the Notes to the Consolidated Financial Statements.

Non-life loss and loss adjustment reserves

We are required by applicable insurance laws and regulations, as well as US GAAP, to establish reserves for payment of losses and loss adjustment expenses that arise from our non-life reinsurance and insurance businesses. Loss and loss adjustment reserves are based on estimates of future payments to settle claims, including legal and other expenses. The liability for unpaid losses and loss adjustment expenses for property and casualty business includes amounts determined from loss reports on individual cases and amounts for losses incurred but not reported. We estimate our loss and loss adjustment reserves on the basis of facts reported to us by ceding companies, in conjunction with actuarial estimates and methodologies, which are commonly used in our industry, for instances where we have not received reports from ceding companies. Our estimates of losses and loss adjustment expenses are subject to assumptions reflecting economic and other factors such as inflation rates, changes in legislation, court rulings, case law and prevailing concepts of liability, which can change over time. In addition, if ceding company data is not provided to us on a timely basis, this could potentially impact the accuracy of our estimates. We review and update our estimates and record changes to our loss and loss adjustment reserves in current income.

Premiums

When we underwrite business, we receive premiums for assuming the risk. When our client is an insurance company, we classify this as assumed premiums written, and when our client is not an insurance company, we classify it as direct premiums written. When combined, assumed premiums and direct premiums are referred to as gross premiums. Should we choose to purchase reinsurance protection for the business that we underwrite, then the premiums paid to the retrocessionaire for the protection are recorded as ceded premiums written. The amount represented by gross premiums written less ceded premiums written is referred to as net premiums written. Net premiums written include premiums reported to us by our clients and those we estimate and accrue on contracts underwritten.

In a typical reporting period we generally earn a portion of the premiums written during that period together with premiums that were written during earlier periods. Likewise, some part of our premiums written will not be earned until future periods. We allocate premiums written but not yet earned to an unearned premium reserve, which represents a liability on our balance sheet. As time passes, the unearned premium reserve is gradually reduced and the corresponding amount is released through the income statement as premiums earned. Premiums are typically earned on a pro rata basis over the period that the coverage is in effect. Our premium earned and written estimates are regularly reviewed and enhanced as information is reported to us by our clients and we are able to refine our estimates and assumptions. Our estimation procedures are also affected by the timeliness and comprehensiveness of the information our clients provide to us.

We write a wide range of different types of insurance and reinsurance policies, some of which are earned during periods shorter than one reporting period, while some are earned during substantially longer periods. This mix of business can change significantly from one period to the next and these changes can cause the relationship between written and earned premiums to differ, perhaps significantly, on a year-to-year basis. In our analysis of trends, we relate the change in premiums earned to the change in premiums written. Typically, differences in the percentage growth or decline between premiums written and earned mainly reflect differences in our mix of business from year to year.

Reinsurance recoverables

We cede reinsurance to retrocessionaires in the normal course of business. Under US GAAP, reinsurance is recorded gross in the balance sheet. Reinsurance assets (recoverables) include the balances due from retrocessionaires for paid and unpaid losses and loss adjustment expenses, ceded unearned premiums, and ceded future life benefits. Amounts recoverable from retrocessionaires are estimated in a manner consistent with the liabilities associated with the reinsured contracts.

Management’s discussion and analysis
of financial condition and results of operations (continued)

We establish an allowance for potentially uncollectible recoverables from retrocessionaires for amounts owed to us under reinsurance contracts that management believes will not be collected. Failure of retrocessionaires to indemnify us due to insolvencies or disputes could result in uncollectible amounts and losses to Converium. In addition, we immediately charge operations for any recoverable balances that are deemed to be uncollectible. Collateral and other offsets are considered in determining the allowance or expense.

Foreign currency translation

In view of our global scale and the fact that more of our business is transacted in United States dollars than in any other currency, we report our financial information in United States dollars. However, a large portion of our revenues and expenses are denominated in other currencies including the Euro, British pound, Swiss franc, and Japanese yen. Since these currencies are functional currencies for our business units, translation differences are recorded directly in shareholders’ equity. Exchange rate differences arising from holding assets, other than investment assets, and liabilities denominated in non-functional currencies are recorded as income or expense, as the case may be, in our income statement.

Invested assets

Converium’s fixed maturities and equity securities are classified as available-for-sale and are carried at fair value. Fair values are generally based upon quoted market prices, however when not available, they are estimated using either values obtained from independent pricing services or quoted market prices of comparable investments. Unrealized gains or losses on investments carried at fair value are recorded in other comprehensive income, net of deferred income taxes.

When declines in values of securities below cost or amortized cost are considered to be other than temporary, an impairment charge is recorded as a realized loss in the statement of income for the difference between cost or amortized cost and estimated fair value. “Other than temporary declines” are decreases in the cost or amortized cost of the security that exceed 20% over a period of six months, or in excess of 50% regardless of the period of decline. At management’s judgment, we impair additional securities based on prevailing market conditions by considering various factors such as the financial condition of the issuer, the market value and the expected future cash flows of the security.

New Accounting Standards

The Financial Accounting Standards Board (“FASB”) has issued the following new standards, which we will be required to adopt in the future:

SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. This standard is effective for exit or disposal activities that are initiated after December 31, 2002 and will not have a material impact on the financial condition or results of operations of Converium Group.

SFAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123”

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123”. This Statement amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This standard will not have a material impact on Converium Group, as it has already adopted the provisions of SFAS No. 123.

Qualitative and Quantitative Disclosures About Market Risks

As a provider of reinsurance solutions, effective risk management is fundamental to our ability to protect both the interests of our clients and shareholders. We have consequently established risk and investment management processes and procedures to actively manage our exposure to qualitative and quantitative market risks. Our risk and investment management procedures focus on ensuring that all of our operating units consistently follow suitable, structured and controlled processes and procedures, with specific guidelines and limits tailored to the characteristics of each business.

Management’s discussion and analysis
of financial condition and results of operations (continued)

We consider our market risk to consist primarily of our exposure to adverse market value changes in our assets, across both short and long-term periods. Our market risk includes multiple sources of market price fluctuations, including credit risks, prepayment risks, liquidity risks, sector risks and other risks. Short-term market risks relate primarily to our exposure to adverse market value changes in our assets and the potential inability to realize asset values on a timely basis.

We principally manage our long-term market risks through a procedure we refer to as asset/liability management, or ALM, through which we seek to understand and manage the dynamic interactions between our assets and liabilities. We utilize and continually develop firm-wide ALM processes and models to manage our aggregate financial risks. The primary goal of our ALM procedures is to match, in terms of timing and currency, anticipated claims payments to our cedents with investment income generated by our investment assets. Because fixed income securities generally provide more stable investment income than equity securities, the preponderance of our investments are in fixed income instruments. Although our ALM techniques are based on theoretical and empirical models and can lead to incorrect assumptions, we believe that the careful use of these ALM techniques leads to a better understanding of the risks inherent in our assets and liabilities and is therefore an important element of our risk and investment management process. Our principal ALM techniques include cash flow analysis, scenario testing and stochastic modeling.

To help manage our aggregate exposure to concentration and credit risks, we analyze the concentration of our risk by entity, rating category and industry. These concentrations and credit risks are reviewed on a quarterly basis by our Finance Committee.

Sensitivity Analyses for Invested Assets

Approximately 96% of our investment securities are classified for accounting purposes as available-for-sale. These securities are carried at their fair market value as of the balance sheet date with movements in fair value recorded in other comprehensive income in shareholders’ equity. In contrast to these assets, certain liability reserves, particularly non-life reinsurance reserves, are not shown at fair market values as of the balance sheet date. Therefore, US GAAP accounting practices typically result in more volatile assets than liabilities. This, in turn, may lead us to report more volatile shareholders’ equity on our balance sheet than we believe may economically be the case.

The following risk analyses do not take into account that there are strategies in place to minimize the exposures to market fluctuations. These strategies include, among others, changes in asset allocation and the sale of investments. These analyses assume that the change in value of assets is temporary and that the liability reserves would not change.

We have based our computations of prospective effects of hypothetical interest rate changes on numerous assumptions. Because these computations are based on assumptions, they should not be relied on as indicative of future results.

Certain shortcomings are inherent in the method of analysis presented in the computation of the fair value of fixed rate instruments. Actual values may differ from those projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities, including non-parallel shifts in the term structure of interest rates and changing individual issuer credit spreads.

Interest Rate Risk

Our investment assets are subject to interest rate risks. Our interest rate risk is concentrated in the United States and Europe and is highly sensitive to many factors, including governmental monetary policies, and domestic and international economic and political conditions. The estimated potential exposure of our consolidated net assets to a one percentage point increase of the yield curve would be an after-tax reduction in net assets of US$ 102.8 million, which represents approximately 5.9 % of our total shareholders’ equity as of December 31, 2002.

As of December 31, 2002, all of our debt outstanding was at fixed interest rates. Thus, an increase in interest rates would currently have no effect on our annual interest expense or reported shareholders’ equity, as we account for debt at amortized cost, not fair value.

Equity Market Risk

We hold approximately 9% of our invested assets in equity securities, which are subject to equity market risk. Our equity market risk is concentrated in the United States and Europe and is highly sensitive to general economic and stock market conditions. The estimated potential exposure of our consolidated net assets to a 10% decline in all stock markets as of December 31, 2002, without taking into account any portfolio diversification effects, would be an after-tax reduction in net assets of US$ 39.8 million, which represents approximately 2.3% of our total shareholders’ equity as of December 31, 2002. An additional US$ 6.0 million of after-tax losses would be incurred related to our variable annuity business.

Management’s discussion and analysis of financial
condition and results of operations (continued)

Our strategic asset allocation combines a large percentage of investments in high-quality bonds with investments in equity securities. This allocation seeks to generate strong positive returns with acceptable risks over the long term, while protecting against excessive risks in periods of severe market distress. During a severe stock market correction associated with a weak economy, recession or depression, losses in the fair market value of equity securities tend to be partially offset by gains on high-quality bonds arising from falling interest rates. We seek to match our investments with our underlying liabilities in the countries and territories in which we operate. Consequently, we strive to keep our equity portfolio diversified so as to provide a broad exposure across major sectors of individual stock markets. We restrict our maximum investment in any one equity security or equity sector by reference to local benchmarks and insurance regulations.

Foreign Exchange Risk

Our general practice is to invest in assets that match the currency in which we expect related liabilities to be paid. Shareholders’ equity held in local insurance units is primarily kept in local currencies to the extent that shareholders’ equity is required to satisfy regulatory and self-imposed capital requirements. This facilitates our efforts to ensure that capital held in local insurance units will be able to support the local insurance business irrespective of currency movements. However, this may result in adverse effects on our reported shareholders’ equity when expressed in U.S. dollars.

The table below shows the approximate effect on shareholders’ equity of instantaneous adverse movements in currency exchange rates of 10% on our major currency exposures at December 31, 2002 against the U.S. dollar.

	Adverse exchange	Approximate decline
	rate movement	in shareholders'
	against the U.S. dollar	equity

Euro	10%	$12 million
Swiss franc	10%	$80 million

As of December 31, 2002, we had an unrealized cumulative translation gain of US$ 113.9 million, compared to a loss of US$ 21.9 million at December 31, 2001. This change was mostly due to the weakening of the U.S. dollar against the European currencies and the translation of our share capital and additional paid-in capital from Swiss francs to U.S. dollars using historical exchange rates, as required under SFAS 52, “Foreign Currency Translation”.

Our reported premiums, losses and expenses are also affected by exchange rate fluctuations. Business written in currencies other than the US dollar is translated at average exchange rates for the period, and therefore exchange rate movements from period to period can have a significant effect on our U.S. dollar reported premiums, losses and expenses.

The table below shows the percentage of key income statement and balance sheet items, denominated by our main currencies as of and for the year ended December 31, 2002:

	U.S.		U.K.	Swiss	Japanese
	dollar	Euro	pound	franc	yen	Other	Total

Income statement
Net premiums written	60%	13%	15%	1%	2%	9%	100%
Net investment income	74%	13%	8%	3%	—	2%	100%
Losses and loss adjustment expenses	64%	11%	15%	—	1%	9%	100%
Life benefits and policyholder dividends	62%	33%	—	1%	—	4%	100%
Underwriting acquisition costs	63%	17%	9%	1%	2%	8%	100%
Other operating and administration expenses	43%	10%	3%	41%	—	3%	100%
Interest expense	100%	—	—	—	—	—	100%
Balance sheet
Total invested assets	73%	12%	10%	4%	—	1%	100%
Reinsurance assets	80%	11%	6%	3%	—	—	100%
Losses and loss adjustment expenses, gross	66%	14%	14%	1%	1%	4%	100%
Unearned premiums, gross	60%	11%	22%	1%	1%	5%	100%
Future life benefits, gross	48%	48%	—	1%	—	3%	100%
Debt	100%	—	—	—	—	—	100%

Management’s discussion and analysis of financial
condition and results of operations (continued)

Cautionary note regarding forward-looking statements

This “Management’s discussion and analysis of financial condition and results of operations” contains certain forward-looking statements. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements.

In particular, statements using words such as “expect,” “anticipate,” “intend,” “believe” or words of similar import generally involve forward-looking statements. In light of the risks and uncertainties inherent in all future projections, the inclusion of forward-looking statements should not be considered a representation by us that our objectives or plans will be achieved. Numerous factors could cause our actual results to differ materially from those in the forward-looking statements, including the following:

•	cyclicality of the reinsurance industry

•	uncertainties in our reserving process

•	the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates

•	acts of terrorism and acts of war

•	changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio

•	actions of competitors, including industry consolidation and development of competing financial products

•	a decrease in the level of demand for our reinsurance or increased competition in our industries or markets

•	the lowering or loss of one of the financial or claims-paying ratings of one or more of our subsidiaries

•	political risks in the countries in which we operate or in which we reinsure risks

•	the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we operate or where our subsidiaries are organized

•	changes in our investment results as a result of the changed composition of our invested assets or changes in our investment policy

•	failure of our retrocessional reinsurers to honor their obligations

•	failure to prevail in any current or future arbitration or litigation

•	risks associated with implementing our business strategies

•	extraordinary events affecting our clients, such as bankruptcies and liquidations

The factors listed above should not be construed as exhaustive. We cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those described in any forward-looking statements. Except as otherwise required by law, we undertake no obligation to publicly release any future revisions we may make to forward-looking statements to reflect subsequent events or circumstances or to reflect the occurrence of unanticipated events.

The Company has made it a policy not to provide any quarterly or annual earning guidance and it will not update any past outlook for full year earnings. It will, however, provide investors with perspective on its value drivers, its strategic initiatives and those factors critical to understanding its business and operating environment.

Converium Group
Report of the Group auditors

To the General Meeting of Shareholders of Converium Holding Ltd, Zug

We have audited the accompanying consolidated and historical combined balance sheets of Converium Holding Ltd as of December 31, 2002 and 2001 and the related consolidated and historical combined statements of income, cash flows and changes in equity for each of the three years in the period ended December 31, 2002, included on pages 28 through 66, all expressed in United States dollars.

The consolidated and historical combined financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated and historical combined financial statements based on our audits. We confirm that we meet the Swiss legal requirements concerning professional qualifications and independence.

Our audits were conducted in accordance with auditing standards promulgated by the Swiss profession and with auditing standards generally accepted in the United States of America. Those standards require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated and historical combined financial statements are free from material misstatement. We have examined on a test basis, evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated and historical combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated and historical combined financial statements referred to above present fairly, in all material respects, the financial position of Converium Holding Ltd at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America and comply with Swiss law.

We recommend that the consolidated and historical combined financial statements submitted to you be approved.

PricewaterhouseCoopers Ltd

L. Marbacher	A. Hill

Zurich, February 5, 2003

Converium Group
Consolidated and historical combined statements of income

(US$ million, except per share information)
Year ended December 31	Notes	2002	2001	2000

Revenues
Gross premiums written		3,535.8	2,881.2	2,565.8
Less ceded premiums written		-213.6	-398.6	-569.8

Net premiums written	9	3,322.2	2,482.6	1,996.0

Net change in unearned premiums		-156.7	-187.4	-134.5

Net premiums earned	9	3,165.5	2,295.2	1,861.5

Net investment income	6	251.8	228.7	176.0
Net realized capital (losses) gains	6	-10.3	-18.4	83.7
Other (loss) income		-1.2	-5.8	29.3

Total revenues		3,405.8	2,499.7	2,150.5

Benefits, losses and expenses
Losses and loss adjustment expenses	8	-2,335.3	-2,163.1	-1,520.0
Life benefits and policyholder dividends	9	-156.7	-137.4	-84.5
Underwriting acquisition costs	9	-666.7	-508.1	-454.4
Other operating and administration expenses		-173.3	-146.4	-116.0
Interest expense	10	-16.4	-24.2	-17.1
Amortization of goodwill	7	—	-7.8	-7.3
Restructuring costs	3	—	-50.0	—

Total benefits, losses and expenses		-3,348.4	-3,037.0	-2,199.3

Income (loss) before taxes		57.4	-537.3	-48.8
Income tax benefit	11	49.4	169.9	19.5

Net income (loss)		106.8	-367.4	-29.3

Basic earnings (loss) per share	21	2.68	-9.18	-0.73

Diluted earnings (loss) per share	21	2.64	-9.18	-0.73

The notes to the consolidated and historical combined financial statements are an integral part of these financial statements.

Converium Group
Consolidated balance sheets

(US$ million, except share information)
Year ended December 31	Notes	2002	2001

Assets
Invested assets
Available-for-sale securities:
Fixed maturities	6	3,443.1	2,331.4
Equity securities	6	530.8	701.4
Other investments	6	177.3	195.1
Short-term investments		318.0	89.5

Total investments		4,469.2	3,317.4

Funds Withheld Asset	6	1,648.1	1,598.5

Total invested assets		6,117.3	4,915.9

Other assets
Cash and cash equivalents		361.5	420.5
Premiums receivable		1,721.3	1,015.1
Reinsurance assets:
Underwriting reserves	9	1,627.7	1,668.1
Insurance balances receivable, net		239.9	400.2
Funds held by reinsureds		935.9	523.4
Deferred policy acquisition costs		264.9	217.9
Deferred income taxes	11	391.8	300.4
Other assets	7	390.7	245.0

Total assets		12,051.0	9,706.5

Liabilities and equity
Liabilities
Losses and loss adjustment expenses, gross	8	6,821.3	5,710.5
Unearned premiums, gross	9	1,170.7	968.7
Future life benefits, gross	9	371.7	252.0
Other reinsurance liabilities		661.6	315.9
Funds held under reinsurance contracts		429.5	430.8
Deferred income taxes	11	133.9	106.5
Accrued expenses and other liabilities		333.9	154.3
Debt	10	390.4	197.0

Total liabilities		10,313.0	8,135.7

Equity
Common stock CHF 10 nominal value, 40,006,217 and 40,000,000 shares issued, respectively (39,904,647 and 40,000,000 shares outstanding, respectively)	14	253.0	253.0
Additional paid-in capital		1,330.9	1,336.5
Treasury stock, 101,570 and nil shares, respectively		-3.3	—
Unearned stock compensation	13	-10.0	-27.1
Accumulated other comprehensive income (loss):
Net unrealized gains on investments, net of taxes	6	-53.3	30.3
Cumulative translation adjustments		113.9	-21.9

Total accumulated other comprehensive income		60.6	8.4

Retained earnings		106.8	—

Total equity		1,738.0	1,570.8

Total liabilities and equity		12,051.0	9,706.5

The notes to the consolidated and historical combined financial statements are an integral part of these financial statements.

Converium Group
Consolidated and historical combined statements of cash flows

(US$ million)
Year ended December 31	2002	2001	2000

Cash flows from operating activities
Net income (loss)	106.8	-367.4	-29.3
Adjustments for
Net realized capital losses (gains) on investments	10.3	18.4	-83.7
Amortization of premium discount	20.6	6.2	1.9
Depreciation and amortization	38.2	37.0	21.1
Premium for September 11th coverage	—	28.5	—

Total adjustments	69.1	90.1	-60.7

Changes in operational assets and liabilities
Deferred policy acquisition costs	-47.0	-33.3	-16.0
Reinsurance assets	331.1	-433.8	-614.9
Funds held by reinsureds	-311.2	158.4	-197.0
Funds Withheld Asset	100.0	—	—
Premiums receivable	-565.1	-77.8	-347.0
Unearned premiums, gross	139.0	194.3	144.7
Losses and loss adjustment expenses, gross	744.5	1,251.6	954.7
Future life benefits, gross	119.7	90.0	-31.7
Funds held under reinsurance contracts	-38.2	-81.6	189.2
Other reinsurance liabilities	280.2	-175.9	135.2
Net deferred income taxes	-32.8	-203.9	-15.6
Net changes in all other operational assets and liabilities	-25.7	-99.2	-144.8

Total changes in operational assets and liabilities	694.5	588.8	56.8

Cash provided by (used in) operating activities	870.4	311.5	-33.2

Cash flows from investing activities
Proceeds from sales and maturities of fixed maturities	4,573.3	1,892.2	640.7
Purchases of fixed maturities	-5,375.3	-1,969.7	-714.5

Cash flows from investing activities (fixed maturities)	-802.0	-77.5	-73.8

Proceeds from sales of equity securities	599.2	288.6	404.0
Purchases of equity securities	-651.1	-425.7	-479.7

Cash flows from investing activities (equity securities)	-51.9	-137.1	-75.7

Net (increase) decrease in short-term investments	-228.5	25.6	-31.3
Net change in Funds Withheld Asset/Zurich Financing Agreement	—	-290.6	62.0
Purchase of real estate held for investment	—	-139.4	—
Proceeds from sales of other assets	33.0	34.5	28.5
Purchase of other assets	-43.9	-42.8	-40.4

Cash flows from investing activities (other)	-239.4	-412.7	18.8

Net cash used in investing activities	-1,093.3	-627.3	-130.7

Cash flows from financing activities
Net transfers from Zurich Financial Services	—	861.2	—
Payable (to) from Zurich Financial Services	—	-233.4	233.4

Cash flows from financing activities with Zurich Financial Services	—	627.8	233.4

Issuance of guaranteed subordinated notes	193.7	—	—
Purchases of common shares	-14.7	—	—

Cash flows from financing activities (debt and shares)	179.0	—	—

Net cash provided by financing activities	179.0	627.8	233.4

Effect of exchange rate changes on cash and cash equivalents	-15.1	-13.4	-15.7

Change in cash and cash equivalents	-59.0	298.6	53.8
Cash and cash equivalents as of January 1	420.5	121.9	68.1

Cash and cash equivalents as of December 31	361.5	420.5	121.9

The notes to the consolidated and historical combined financial statements are an integral part of these financial statements.

Converium Group
Consolidated and historical combined statements of changes in equity

(US$ million)

						Net
				Unearned	Accumulated	investment
				stock	other com-	by Zurich
	Common	Additional paid-in	Treasury	compen-	prehensive	Financial	Retained	Total
	Stock	Capital	Stock	sation	income (loss)	Services	earnings	equity

Balance, December 31, 1999	—	—	—	—	69.0	1,152.4	—	1,221.4

Net loss	—	—	—	—	—	-29.3	—	-29.3
Change in net unrealized gains (losses) on investments, net of taxes	—	—	—	—	1.9	—	—	1.9
Translation adjustments	—	—	—	—	-11.6	—	—	-11.6
Total comprehensive loss								-39.0
Net transfers to Zurich Financial Services	—	—	—	—	—	-94.0	—	-94.0

Balance, December 31, 2000	—	—	—	—	59.3	1,029.1	—	1,088.4

Net loss	—	—	—	—	—	-367.4	—	-367.4
Change in net unrealized gains (losses) on investments, net of taxes	—	—	—	—	11.5	—	—	11.5
Translation adjustments	—	—	—	—	-62.4	—	—	-62.4
Total comprehensive loss								-418.3
Net transfers from Zurich Financial Services	—	—	—	—	—	889.7		889.7
Issuance of stock compensation	—	38.1	—	-27.1	—	—	—	11.0
Transfer of net investment by Zurich Financial Services	253.0	1,298.4	—	—	—	-1,551.4	—	—

Balance, December 31, 2001	253.0	1,336.5	—	-27.1	8.4	—	—	1,570.8

Net income	—	—	—	—	—		106.8	106.8
Change in net unrealized gains (losses) on investments, net of taxes	—	—	—	—	-83.6		—	-83.6
Translation adjustments	—	—	—	—	135.8		—	135.8
Total comprehensive income								159.0
Purchases of common shares	—	—	-14.7	—	—		—	-14.7
Releases of common shares from treasury	—	-12.9	11.4	—	—		—	-1.5
Issuance of stock compensation	—	1.5	—	-1.5	—		—	—
Amortization of stock compensation	—	5.8	—	18.6	—		—	24.4

Balance, December 31, 2002	253.0	1,330.9	-3.3	-10.0	60.6	—	106.8	1,738.0

The notes to the consolidated and historical combined financial statements are an integral part of these financial statements.

Converium Group
Notes to the consolidated and historical combined financial statements

Schedule of segment data
(US$ million)

	Converium Zurich			Converium North America			Converium Cologne

Year ended December 31	2002	2001	2000	2002	2001	2000	2002	2001	2000

Gross premiums written	1,802.2	1,440.3	1,020.0	1,243.5	1,150.9	1,295.5	303.4	299.9	241.3
Less ceded premiums written	-131.7	-255.3	-201.7	-49.6	-252.5	-450.8	-13.6	-42.1	-22.7

Net premiums written	1,670.5	1,185.0	818.3	1,193.9	898.4	844.7	289.8	257.8	218.6

Net change in unearned premiums	-99.2	-172.6	-102.4	-48.9	-16.0	-29.3	-5.0	17.5	5.6

Net premiums earned	1,571.3	1,012.4	715.9	1,145.0	882.4	815.4	284.8	275.3	224.2

Net investment income	125.9	86.8	46.8	97.1	115.2	110.6	28.2	24.6	25.5
Net realized capital (losses) gains	-13.9	2.5	0.2	23.9	-10.8	48.5	-23.5	-10.1	31.4
Other income (loss)	3.5	3.2	12.0	-4.5	-24.4	-7.2	-0.4	2.4	2.9

Total revenues	1,686.8	1,104.9	774.9	1,261.5	962.4	967.3	289.1	292.2	284.0

Losses and loss adjustment expenses	-1,098.9	-1,026.9	-569.2	-962.3	-837.2	-723.4	-274.1	-299.5	-227.4
Life benefits and policyholder dividends	—	—	—	—	—	—	—	—	—
Underwriting acquisition costs	-282.0	-202.1	-150.2	-285.9	-251.3	-207.5	-64.1	-49.0	-62.2
Other operating and administration expenses	-80.0	-54.6	-44.7	-70.3	-71.8	-65.1	-15.3	-15.3	-11.2

Benefits, losses and expenses	-1,460.9	-1,283.6	-764.1	-1,318.5	-1,160.3	-996.0	-353.5	-363.8	-300.8

Segment income (loss)	225.9	-178.7	10.8	-57.0	-197.9	-28.7	-64.4	-71.6	-16.8
Interest expense
Amortization of goodwill
Restructuring costs

Income (loss) before taxes

At December 31, 2002
Total invested assets	3,388.5	2,273.2		2,239.4	2,387.4		540.0	510.7

Reinsurance assets	916.1	792.9		1,100.3	1,356.1		160.3	260.0

Total assets	6,406.1	4,774.3		4,631.5	4,795.0		1,280.2	798.8

Losses and loss adjustment expenses, gross	3,513.5	2,695.1		2,963.0	2,867.3		734.1	596.3
Future life benefits, gross	—	—		—	—		—	—

Total liabilities	5,190.8	3,913.9		4,055.9	4,117.9		1,176.8	764.7

Total equity	1,215.3	860.4		575.6	677.1		103.4	34.1

Ratios
Loss ratio (Losses divided by net premiums earned)	69.9%	101.4%	79.5%	84.0%	94.9%	88.7%	96.2%	108.8%	101.4%
Underwriting expense ratio (Underwriting acquisition costs divided by net premiums earned)	17.9%	20.0%	21.0%	25.0%	28.5%	25.5%	22.5%	17.8%	27.8%
Administration expense ratio (Other operating and administration expenses divided by net premiums written)	4.8%	4.6%	5.5%	5.9%	8.0%	7.7%	5.3%	5.9%	5.1%
Combined ratio (Sum of the loss, underwriting expense and administration expense ratios)	92.6%	126.0%	106.0%	114.9%	131.4%	121.9%	124.0%	132.5%	134.3%
Adjusted non-life combined ratio excluding prior years’ reserve development and September 11th but including Enron and European floods	93.9%	113.0%	111.7%	102.9%	102.7%	111.9%	113.1%	114.2%	122.9%

Converium Group
Notes to the consolidated and historical combined financial statements

			Total
Non-Life eliminations			Non-life consolidated			Converium Life			Eliminations			Total consolidated

2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000

-10.2	-172.9	-111.5	3,338.9	2,718.2	2,445.3	199.0	164.8	120.5	-2.1	-1.8	—	3,535.8	2,881.2	2,565.8
10.2	172.9	111.5	-184.7	-377.0	-563.7	-31.0	-23.4	-6.1	2.1	1.8	—	-213.6	-398.6	-569.8

—	—	—	3,154.2	2,341.2	1,881.6	168.0	141.4	114.4	—	—	—	3,322.2	2,482.6	1,996.0

—	—	—	-153.1	-171.1	-126.1	-3.6	-16.3	-8.4	—	—	—	-156.7	-187.4	-134.5

—	—	—	3,001.1	2,170.1	1,755.5	164.4	125.1	106.0	—	—	—	3,165.5	2,295.2	1,861.5

-4.0	-0.3	-9.0	247.2	226.3	173.9	4.6	2.4	2.1	—	—	—	251.8	228.7	176.0
—	—	—	-13.5	-18.4	80.1	3.2	—	3.6	—	—	—	-10.3	-18.4	83.7
-6.6	-1.2	—	-8.0	-20.0	7.7	6.8	13.7	21.6	—	0.5	—	-1.2	-5.8	29.3

-10.6	-1.5	-9.0	3,226.8	2,358.0	2,017.2	179.0	141.2	133.3	—	0.5	—	3,405.8	2,499.7	2,150.5

—	0.5	—	-2,335.3	-2,163.1	-1,520.0	—	—	—	—	—	—	-2,335.3	-2,163.1	-1,520.0
—	—	—	—	—	—	-156.7	-137.4	-84.5	—	—	—	-156.7	-137.4	-84.5
-0.1	—	—	-632.1	-502.4	-419.9	-34.6	-5.7	-34.5	—	—	—	-666.7	-508.1	-454.4
-0.6	—	9.0	-166.2	-141.7	-112.0	-7.1	-5.2	-4.0	—	0.5	—	-173.3	-146.4	-116.0

-0.7	0.5	9.0	-3,133.6	-2,807.2	-2,051.9	-198.4	-148.3	-123.0	—	0.5	—	-3,332.0	-2,955.0	-2,174.9

-11.3	-1.0	—	93.2	-449.2	-34.7	-19.4	-7.1	10.3	—	1.0	—	73.8	-455.3	-24.4
												-16.4	-24.2	-17.1
												—	-7.8	-7.3
												—	-50.0	—

												57.4	-537.3	-48.8

-150.0	-300.0		6,017.9	4,871.3		99.4	40.8		—	3.8		6,117.3	4,915.9
-409.0	-535.3		1,767.7	1,873.7		98.3	111.2		1.6	83.4		1,867.6	2,068.3

-808.4	-1,113.0		11,509.4	9,255.1		560.0	348.5		-18.4	102.9		12,051.0	9,706.5

-389.3	-531.0		6,821.3	5,627.7		—	—		—	82.8		6,821.3	5,710.5

—	—		—	—		371.7	252.0		—	—		371.7	252.0
-811.5	-1,112.2		9,612.0	7,684.3		512.4	348.5		188.6	102.9		10,313.0	8,135.7

3.1	-0.8		1,897.4	1,570.8		47.6	—		-207.0	—		1,738.0	1,570.8

			77.8%	99.7%	86.6%
			21.1%	23.2%	23.9%	21.0%	4.5%	32.5%
			5.3%	6.1%	6.0%	4.2%	3.7%	3.5%
			104.2%	129.0%	116.5%
			99.3%	108.8%	112.8%

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

1. Organization and nature of operations

Converium Holding Ltd and subsidiaries (“Converium Group”) is a leading global professional reinsurer, which offers a full range of traditional non-life and life reinsurance products as well as innovative “non-traditional” solutions to help clients manage capital and risk. Our principal lines of non-life reinsurance include liability, property, motor, credit and surety, workers’ compensation, aviation and space, accident and health, marine, engineering and other specialized lines. The principal life reinsurance product is ordinary life reinsurance, including quota share, surplus coverage and financing contracts.

Converium Group was formed through the restructuring and integration of substantially all of the third party assumed reinsurance business of Zurich Financial Services through a series of transactions (“Transactions”). On December 1, 2001, Converium Group entered into a Master Agreement with Zurich Financial Services (the “Master Agreement”), which set forth the terms of the separation from Zurich Financial Services. In December 2001, Zurich Financial Services sold 87.5% of its interest in Converium Group through an initial public offering (“IPO”), which date represented the legal separation (the “Separation Date”) from Zurich Financial Services. Zurich Financial Services’ remaining 12.5% interest in Converium Group was sold in January 2002.

Subsequent to the initial public offering, Converium Group has operated as an independent company. However under the Master Agreement, Converium Group has several ongoing business relationships with Zurich Financial Services. These include the Quota Share Retrocession Agreement, the Catastrophe Agreement, aggregate excess of loss reinsurance coverage for Unicover Pool losses and September 11th terrorist attack losses, as well as certain operating relationships (see Notes 9 and 15).

2. Summary of significant accounting policies

The financial statements of Converium Group have been prepared on the basis of accounting principles generally accepted in the United States (“US GAAP”) and comply with Swiss law.

(a) Basis of preparation

The financial statements of Converium Group present the consolidated and historical combined financial condition as of December 31, 2002 and 2001 and the related statements of income, cash flows and changes in equity for each of the three years in the period ended December 31, 2002. For periods prior to the Separation Date, the historical combined financial statements were prepared on a carve-out basis to represent the net assets and related historical results of the third party assumed reinsurance business owned by Zurich Financial Services and that now comprise Converium Group. Certain reclassifications have been made to prior year amounts to conform to the current year’s presentation.

A subsidiary is an entity in which Converium Group owns, directly or indirectly, more than 50% of the outstanding voting rights. The results of Converium Group entities are included in the financial statements from the effective date of acquisition. All significant intercompany balances, profits and transactions have been eliminated. See Note 20 for the Converium Group entities included in the consolidated and historical combined financial statements. Entities where Converium Group has the ability to exercise significant influence are accounted for using the equity method.

Prior to the Transactions, changes in equity represent movements in Zurich Financial Services’ net investment in Converium Group. For periods prior to July 1, 2001, certain expenses reflected in the financial statements include allocations of corporate expenses incurred by Zurich Financial Services related to general and administrative services for Converium Group. Additionally, investment income includes interest earned on the Zurich Financing Agreement. See Note 6 for further details on the Zurich Financing Agreement.

Management believes that the foregoing adjustments and allocations were made on a basis that is a reasonable reflection of the historical results of Converium Group. However, these results do not necessarily represent what the income statement, balance sheet, changes in equity or cash flows of Converium Group would have been if Converium Group had been a separate stand-alone entity during the periods presented.

(b) Foreign currency translation and transactions

Foreign currency translation: In view of the international nature of Converium Group’s business and the fact that more of its business is transacted in United States dollars than in any other currency, the consolidated and historical combined financial information is reported in United States dollars. Other functional currencies include the Swiss franc, the British pound, the Euro, and the Japanese yen. Assets and liabilities of all Converium Group’s branches and subsidiaries expressed in currencies other than United States dollars are translated at the end of period exchange rates, whereas statements of income and cash flows are translated at average exchange rates for the period. Translation differences on functional currencies are recorded directly in equity as cumulative translation adjustments, net of any related deferred taxes, if applicable.

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

Foreign currency transactions: Outstanding balances in foreign currencies arising from foreign currency transactions other than the functional currencies are translated at end of period exchange rates. Revenues and expenses are translated using the exchange rate at the date of the transaction or a weighted average rate. The resulting exchange differences are recorded in the statements of income.

(c) Non-life reinsurance operations

Premiums: Premiums from short-duration insurance and reinsurance contracts are recorded as written and are earned primarily on a pro-rata basis over the term of the related insurance or reinsurance coverage. However, for those contracts for which the period of risk differs significantly from the contract period, premiums are earned over the period of risk in proportion to the amount of insurance or reinsurance protection provided. The unearned premium reserve represents the portion of the premiums written relating to the unexpired terms of coverage. Such reserves are computed by pro-rata methods based on statistical data or reports received from ceding companies.

Reinsurance contracts are assessed to determine if underwriting risk, defined as the reasonable possibility of a significant variation in the amount of payments and the reasonable possibility that the reinsurer will realize a significant loss, and timing risk, defined as the reasonable possibility of a significant variation in the timing of cash flows, is transferred by the ceding company. Those contracts that do not transfer both risks, referred to in total as insurance risk, are accounted for using the deposit method. A deposit asset or liability is recognized based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the ceding or assuming company. Deposits for contracts that transfer only significant underwriting risk are subsequently measured based on the unexpired portion of coverage until a loss is incurred, after which the present value of expected future cash flows under the contract is also accrued. Changes in the deposit amount are recorded in the statement of income as a loss or loss adjustment expense. Deposits for contracts that transfer only timing risk, or deposits for contracts that transfer neither significant timing nor underwriting risk, are accounted for using the interest method. Future cash flows are estimated to calculate the effective yield, and revenue and expense are recorded as interest income or expense. The effect of contracts with indeterminate risk is not included in the determination of net income until sufficient information becomes available to reasonably estimate the impact.

Converium Group recognizes a liability or an asset to the extent that there is an obligation to pay or receive cash or other consideration that would not have been required absent experience under the contract.

Deferred policy acquisition costs: Acquisition costs, principally representing commissions and brokerage expenses, premium taxes and other underwriting expenses, net of allowances from retrocessionaires, which vary with and are directly related to the production of new business, are deferred and amortized over the period in which the related written premiums are earned. Deferred policy acquisition costs are periodically reviewed to determine that they do not exceed recoverable amounts after considering future investment income.

Losses: Losses and loss adjustment expenses are charged to expenses as incurred. Unpaid losses and loss adjustment expenses represent the accumulation of estimates for ultimate losses based on reports and individual case estimates received from ceding companies. An amount is included for losses and loss adjustment expenses incurred but not reported (“IBNR”) on the basis of past experience of Converium Group and its ceding companies. Converium Group does not discount its loss reserves, other than for settled claims with fixed payment terms.

The methods of determining such loss and loss adjustment expense estimates and establishing the resulting reserves are continually reviewed and updated and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Resulting adjustments are reflected as current expense in the period in which they become known. Since the reserves are based on estimates, the ultimate settlement may vary from the amount provided.

(d) Life reinsurance operations

Recognition of reinsurance revenue and related expenses: Premiums from short-duration life reinsurance contracts are recognized as revenue over the remaining contract period in proportion to the amount of reinsurance protection provided. Premiums from long-duration life reinsurance contracts are recognized as revenue in a manner consistent with the underlying reinsured contracts. Benefits and commissions are provided against such revenue to recognize profits over the estimated life of the reinsurance contract.

Deferred policy acquisition costs: Acquisition and commission costs incurred in acquiring new business are deferred. Deferred policy acquisition costs are amortized over the expected life of the contracts as a constant percentage of expected premiums. Expected premiums are estimated at the effective date of the contract and are consistently applied throughout the life of the contract unless a premium deficiency occurs. Deferred policy acquisition costs are subject to recoverability testing at the time of contract issue and at the end of each accounting period.

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

Future life benefits reserves and contract deposits: Liabilities for future life benefit reserves and contract deposits are estimated on bases consistent with those used for the original policies issued and with the terms of the reinsurance contracts.

(e) Retrocessions

Converium Group cedes reinsurance to retrocessionaires in the normal course of business. The cost of short-duration retrocessional contracts is amortized over the remaining contract period in proportion to the amount of reinsurance protection provided consistent with the underlying assumed contracts. The cost of long-duration retrocessional contracts is amortized over the estimated remaining life of the underlying assumed contracts. The difference, if any, between the amounts paid for the retrocessional contract and the amount of the liability for contract benefits relating to the underlying reinsured contracts is part of the estimated cost to be amortized. Reinsurance is recorded gross in the balance sheet. Reinsurance assets include the balances due from retrocessionaires for paid and unpaid losses and loss adjustment expenses, ceded unearned premiums, and ceded future life benefits. Amounts recoverable from retrocessionaires are estimated in a manner consistent with the liabilities associated with the reinsured contract.

Converium Group establishes an allowance for potentially uncollectible recoverables from retrocessionaires. In addition, Converium Group immediately charges operations for any recoverable balances that are deemed to be uncollectible. Collateral and other offsets are considered in determining the allowance or expense.

(f) Invested assets

Fixed maturities and equity securities, which Converium Group buys with the intention to resell in the near term, are classified as trading and are carried at fair value. The remaining fixed maturities and equity securities are classified as available-for-sale; these investments are carried at fair value.

Unrealized gains or losses on investments carried at fair value, except those designated as trading, are recorded in other comprehensive income, net of deferred income taxes. Unrealized gains or losses on investments designated as trading are recognized in current period income.

When declines in values of securities below cost or amortized cost are considered to be other than temporary, an impairment charge is recorded as a realized loss in the statement of income for the difference between cost or amortized cost and estimated fair value. “Other than temporary declines” are decreases in the cost or amortized cost of the security that exceed 20% over a period of six months, or 50% regardless of the period of decline. At management’s judgment, Converium Group impairs additional securities based on prevailing market conditions by considering various factors such as the financial condition of the issuer, the market value and the expected future cash flows of the security.

Realized gain or loss on disposals is based on the difference between the proceeds received and the cost or amortized cost of the investment using the specific identification method. The amortization of premium and accretion of discount on available-for-sale investments in fixed maturities is computed using the effective interest method and is recorded in current period income. Dividends on equity securities are recorded as revenue on the ex-dividend date, the date that the dividends become payable to the holders of record.

Real estate held for investment, which is included in the balance sheet under the caption, “Other investments”, is recorded at depreciated cost and is depreciated on a straight-line basis over 30 years. The gain or loss on disposal is based on the difference between the proceeds received and the carrying value of the investment.

Certain partnerships in which Converium Group has an interest are engaged exclusively in making investments in direct private equity, private equity funds and hedge funds. In the partnerships, these investments are carried at fair value as determined by the fund manager, with changes in fair value being recorded as other income or loss.

Short-term and other investments are recorded at cost, which approximates fair value. Short-term investments are those with a maturity of greater than three months but less than one year from date of purchase.

The Funds Withheld Asset is carried at the principal balance plus accrued interest. See Notes 6 and 9 for further description.

(g) Derivative instruments

Derivative financial instruments include swaps, futures, forwards and option contracts, which all derive their value from underlying interest or foreign exchange rates, commodity values or equity prices. Derivatives are subject to various risks similar to those related to the underlying financial instruments, including market, credit and liquidity risk.

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

Converium Group adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” effective January 1, 2001. SFAS No. 133 requires all derivatives to be recognized on the balance sheet at fair value. The recognition of changes in the fair value of a derivative depends on its intended use.

Derivatives and other financial instruments are used to hedge exposures or modify exposures to interest rate and foreign currency risks. Changes in the fair value of derivatives used in hedging activities are, depending on the nature of the hedge, either recognized in earnings together with the change in fair value of the hedged item attributable to the risk being hedged, or recognized in other comprehensive income until the hedged item affects earnings. For all hedging activities, the ineffective portion of a derivative’s change in fair value is immediately recognized in earnings. Derivatives not used in hedging activities are adjusted to fair value through earnings. Embedded derivatives in insurance contracts and investment contracts are separated from their host contracts and accounted for as derivative instruments under SFAS No. 133.

(h) Obligation to repurchase securities

Sales of securities under agreements to repurchase are accounted for as collateralized transactions and are recorded at their contracted repurchase amount plus accrued interest. Converium Group minimizes the credit risk that counterparties to transactions might be unable to fulfill their contractual obligations by monitoring customer credit exposure and collateral value and generally requiring additional collateral to be deposited with Converium Group when deemed necessary.

(i) Cash and cash equivalents

Cash amounts represent cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments with original maturities of three months or less.

(j) Fixed assets

Fixed assets, which are included in the balance sheet under the caption “Other assets”, are carried at cost less accumulated depreciation and any necessary write-downs for impairment. The costs of fixed assets are depreciated principally on a straight-line basis over the following estimated useful economic lives: furniture and fixtures five to ten years; computer equipment and software three to five years. Maintenance and repair costs are charged to income as incurred; costs incurred for major improvements are capitalized and depreciated. Gains and losses on disposal of fixed assets are based upon their carrying amount.

(k) Goodwill

Converium Group adopted SFAS No. 142, “Goodwill and Other Intangible Assets” on January 1, 2002. This standard prohibits the amortization of goodwill and intangible assets that have indefinite useful lives, and requires impairment testing of goodwill annually or if any event occurs which would indicate an impairment of goodwill. Except for the reduction of amortization of goodwill, adoption of SFAS No. 142 did not impact Converium Group’s financial condition or results of operations.

SFAS No. 142 requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, this step must be measured as of the beginning of the fiscal year. The second step of the goodwill impairment test measures the amount of the impairment loss (measured as of the beginning of the year of adoption), if any, and must be completed by the end of the fiscal year. Intangible assets deemed to have an indefinite life are tested for impairment using a one-step process, which compares the fair value to the carrying amount of the asset as of the beginning of the fiscal year.

(l) Recognition and measurement of impaired assets

Converium Group periodically reviews its long-lived assets to determine potential impairment. If the recoverable amount is less than the carrying amount of the asset, an impairment loss is recognized. The recoverable amount is measured using the sum of the asset’s undiscounted estimated future cash flows expected to arise from the use of the asset and from its disposal at the end of its useful life. The impairment loss is measured as the difference between the carrying amount of the asset and its fair value. Fair value is defined as the market price less cost of disposal. If the market price is not available, fair value is estimated based on the present value of future cash flows.

Converium Group adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” on January 1, 2002. The adoption of SFAS No. 144 did not have a material impact on the financial condition or results of operations of Converium Group because the impairment assessment under SFAS No. 144 is largely unchanged from SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”.

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

(m) Income taxes

Taxes on income are accrued in the same periods as the revenues and expenses to which they relate. Deferred income taxes are provided for all temporary differences, which are based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws, and for loss carry forwards. A valuation allowance is recorded to reduce a deferred tax asset to that amount that is expected to be realized.

For periods prior to the Separation Date, Converium Group’s results were included in the combined income tax returns filed by Zurich Financial Services or its subsidiaries. Converium Group provides for income taxes substantially on a stand-alone separate company basis.

(n) Employee benefits

Converium Group entities provide employee retirement benefits under principally two types of arrangements: defined benefit plans providing specified benefits and defined contribution plans. The assets of these plans are principally held separately from Converium Group’s general assets in trustee-administered funds.

Defined benefit plan obligations and contributions are determined periodically by qualified actuaries using the projected unit credit method. Converium Group’s expense related to defined benefit plans is accrued over the employees’ service periods based upon the actuarially determined cost for the period. Actuarial gains and losses are normally spread over the average remaining service lives of employees. Contributions to defined contribution pension plans are charged to income as they become due.

Converium Group recognizes the expense related to incentive plans over the relevant performance period. With regard to share-based compensation, Converium Group uses the fair value based method of accounting. Expense recorded for share-based compensation takes into account the exercise price as of the grant date in determining the fair value of the shares or options to be awarded.

(o) New accounting pronouncements

The Financial Accounting Standards Board (“FASB”) has issued the following new standards, which will be required to be adopted by Converium Group in the future:

SFAS 146,“Accounting for Costs Associated with Exit or Disposal Activities”

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. This standard is effective for exit or disposal activities that are initiated after December 31, 2002 and will not have a material impact on the financial condition or results of operations of Converium Group.

SFAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123”

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123”. This Statement amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This standard will not have a material impact on Converium Group, as it has already adopted the provisions of SFAS No. 123.

(p) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Therefore, actual results could differ from those estimates.

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

3. Restructuring costs

In connection with the Transactions, Converium Group incurred US$ 50.0 million in restructuring costs during 2001. Any restructuring costs relating to the Transactions in excess of this amount were borne by Zurich Financial Services. The restructuring costs, according to the Master Agreement, included the costs and expenses of the Transactions, including advisors’ fees, retention plan costs expensed in 2001 and stamp duty taxes. Converium Group did not incur any restructuring costs during 2002 or 2000.

4. Foreign currency translation and transactions

Table 4.1 summarizes the principal exchange rates, which have been used for translation purposes (US dollar per foreign currency unit). Converium Group had a realized currency transaction gain of US$ 1.4 million during 2002. The net gains (losses) on foreign currency transactions included in the statements of income were immaterial for the years ended December 31, 2001 and 2000, respectively.

	Balance sheets		Statements of income and cash flows
Exchange rates
against US$	2002	2001	2002	2001	2000

British pound	1.6027	1.4529	1.5031	1.4406	1.5148
Euro	1.0476	0.8897	0.9453	0.8955	0.9229
100 Japanese yen	0.8437	0.7596	0.7998	0.8240	0.9284
Swiss franc	0.7206	0.6015	0.6446	0.5929	0.5924

5. Segment information

The primary measure of segment information, as reflected in the Schedule of Segment Data, is segment income, defined as income before interest expense, amortization of goodwill, restructuring costs and income taxes. Converium Group’s business is organized around four operating segments: three non-life segments, Converium Zurich, Converium North America and Converium Cologne, which are based principally on geographic regions and global centers of expertise, and a Converium Life segment (as described below).

Converium Zurich manages the non-life reinsurance businesses in the United Kingdom, Western and Southern Europe (Switzerland, Spain, Italy, Portugal, France and Ireland), the Benelux countries, Latin America, the Far East and the Pacific Rim, Israel and Southern Africa. Converium Zurich is also the primary center of expertise for aviation and space, credit and surety, marine and engineering reinsurance and provides technical support for catastrophe risk assessment and modeling for the global operations.

Converium North America, based in New York, manages the non-life reinsurance businesses in the United States and Canada, and is the global center of expertise for agribusiness.

Converium Cologne manages the non-life reinsurance businesses in Germany, Austria, Northern Europe (Denmark, Sweden, Iceland, Finland and Norway), Central and Eastern Europe (Russia, Czech Republic, Poland, Slovakia, Slovenia, Croatia, Bulgaria and Romania), the Middle East and Northern Africa. In addition, Converium Cologne has worldwide underwriting responsibility for health reinsurance with the exception of the US market, which is written by Converium North America.

Converium Life manages the worldwide life reinsurance business.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Converium Group accounts for inter-segment revenues and transfers as if the transactions were with third parties at current market prices.

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

Table 5.1
Net premiums written by line of business

(US$ million)
Year ended December 31	2002	2001	2000

Converium Non-Life
Liability	750.6	458.1	474.9
Property	575.4	501.9	403.8
Motor	454.8	437.2	333.1
Credit and Surety	201.2	178.6	122.0
Workers’ Compensation	207.8	192.6	163.9
Aviation and Space	370.1	181.0	119.3
Accident and Health	179.5	116.4	85.3
Marine	93.2	74.3	46.3
Engineering	116.8	80.7	55.4
Specialized and other	204.8	120.4	77.6

Total Global Non-Life	3,154.2	2,341.2	1,881.6

Converium Life
Total Converium Life	168.0	141.4	114.4

Total	3,322.2	2,482.6	1,996.0

Table 5.2
Net premiums written by geographic area of ceding company

(US$ million)
Year ended December 31	2002	2001	2000

Germany	164.9	142.4	97.3
France	109.3	60.4	49.0
United Kingdom	899.9	593.4	317.5
Rest of Europe	267.4	281.0	270.6
Far East	148.2	121.6	84.7
Near and Middle East	112.1	99.2	74.2
North America	1,454.7	1,038.4	1,027.2
Latin America	165.7	146.2	75.5

Total	3,322.2	2,482.6	1,996.0

In 2002, two reinsurance intermediaries each produced approximately 13% of Converium Group’s gross premiums written. The revenues from these reinsurance intermediaries were produced across all of the segments. The same two reinsurance intermediaries produced approximately 13% and 12% in 2001, and 20% and 14% in 2000, respectively, of Converium Group’s gross premiums written. No ceding company accounted for more than 10% of Converium Group’s revenues for the years ended December 31, 2002, 2001 and 2000.

6. Invested assets and investment income

Table 6.1
Net investment income

(US$ million)
Year ended December 31	2002	2001	2000

Fixed maturities	132.7	130.0	124.7
Equity securities	14.5	9.7	9.2
Short-term investments	1.9	4.3	5.5
Cash and cash equivalents	11.0	8.2	8.4
Real estate	11.5	3.6	—
Other	11.0	2.0	-5.2
Funds Withheld Asset/Zurich Financing Agreement	81.1	75.7	40.1

Total investment income	263.7	233.5	182.7

Investment expenses	-6.1	-4.7	-6.7
Real estate expenses	-5.8	-0.1	—

Net investment income	251.8	228.7	176.0

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

As Converium Ltd was not an independent entity prior to the Transactions, it did not have a separate investment portfolio. Instead, its cash flows were managed by Zurich Financial Services pursuant to the Zurich Financing Agreement. In conjunction with the establishment of the Funds Withheld Asset (see Note 9), the Zurich Financing Agreement was cancelled. The Funds Withheld Asset was US$ 1,648.1 million and US$ 1,598.5 million as of December 31, 2002 and 2001, respectively. In 2000, net investment income on the Zurich Financing Agreement was based on a formula designed to reflect a total investment return on a diverse investment portfolio. In 2002 and 2001, net investment income on the Funds Withheld Asset is based on a weighted average interest rate similar to that of a bond portfolio.

Table 6.2
Net realized capital gains and losses

(US$ million)
Year ended December 31	2002	2001	2000

Fixed maturities:
Realized capital gains	145.9	50.0	15.0
Realized capital losses	-57.9	-4.1	-12.0
Equity securities:
Realized capital gains	37.5	48.5	94.8
Realized capital losses	-90.4	-30.6	-11.0
Write-down of impaired investments	-48.3	-82.5	-1.0
Other	2.9	0.3	-2.1

Net realized capital (losses) gains	-10.3	-18.4	83.7

Included in the 2002 realized amounts were gains on the restructuring of Converium North America’s fixed income portfolio of US$ 52.9 million, offset by losses on the restructuring of Converium North America’s equity portfolio of US$ 32.7 million, and losses realized on the sale of WorldCom fixed income investments of US$ 15.8 million. Converium Cologne recognized gains on the restructuring of its fixed income portfolio of US$ 10.0 million, offset by losses on the restructuring of its equity portfolio of US$ 15.5 million.

During 2002 and 2001, Converium Group recorded US$ 48.3 million and US$ 82.5 million of impairment charges, respectively, on its equity portfolio, reflecting continued deterioration in global stock markets.

Table 6.3
Unrealized investment gains and losses
(included in other comprehensive income)

	Net change for the year			Total as of
	ended December 31,			December 31,

(US$ million)	2002	2001	2000	2002	2001

Fixed maturities available-for-sale	11.2	-9.1	78.0	33.8	22.6

Equity securities available-for-sale	-75.7	24.7	-74.8	-53.6	22.1

Less amounts of net unrealized investment (losses) gains attributable to:
Net deferred income taxes	31.2	-2.9	0.5	16.8	-14.4

Foreign currency effect	-50.3	-1.2	-1.8	-50.3	—

Total	-83.6	11.5	1.9	-53.3	30.3

Table 6.4
Investments in fixed maturities
and equity securities

	Cost or		Gross		Gross		Estimated
	amortized cost		unrealized gains		unrealized losses		fair value
(US$ million)
Available-for-sale	2002	2001	2002	2001	2002	2001	2002	2001

Fixed maturities:
US government	1,497.1	469.8	23.4	11.7	-2.5	-1.7	1,518.0	479.8
Other governments	383.8	553.2	1.4	8.5	-0.3	-4.4	384.9	557.3
Corporate and other debt securities	706.9	552.3	9.6	8.8	-3.3	-7.3	713.2	553.8
Mortgage and asset-backed securities	821.5	733.5	5.6	10.0	-0.1	-3.0	827.0	740.5

Total as of December 31	3,409.3	2,308.8	40.0	39.0	-6.2	-16.4	3,443.1	2,331.4

Equity securities	584.4	679.3	2.6	47.2	-56.2	-25.1	530.8	701.4

Total available-for-sale as of December 31	3,993.7	2,988.1	42.6	86.2	-62.4	-41.5	3,973.9	3,032.8

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

Table 6.5
Fixed maturity schedule by maturity

	Estimated fair value
(US$ million)	Available-for-sale	% of Total

Less than one year	15.7	0.5
One year through five years	1,409.4	40.9
Five years through ten years	803.5	23.3
Over ten years	387.5	11.3

Subtotal	2,616.1	76.0

Mortgage and asset-backed securities	827.0	24.0

Total as of December 31, 2002	3,443.1	100.0

The estimated fair values of fixed maturities available-for-sale are shown by contractual maturity. Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

At December 31, 2002, real estate held for investment of US$ 167.9 million, net of accumulated depreciation of US$ 7.6 million, consists primarily of investments in residential and commercial rental properties located in Switzerland, acquired in late 2001 from subsidiaries of Zurich Financial Services. The fire insurance value of Converium Group’s real estate held for investment and fixed assets totaled US$ 283.3 million and US$ 215.3 million at December 31, 2002 and 2001, respectively.

There are no investments in any entity in excess of 10% of equity at December 31, 2002 and 2001, other than investments issued or guaranteed by the US or sovereign governments or their agencies. Cash and investments with a carrying value of US$ 147.9 million and US$ 114.3 million were deposited in trust or with regulatory authorities as of December 31, 2002 and 2001, respectively.

7. Goodwill

During August 1997, Zurich Financial Services acquired all the remaining equity interests in Converium Reinsurance (North America) Inc. not then owned by Zurich Financial Services. The acquisition of the minority interest in Converium Reinsurance (North America) Inc. was accounted for as a purchase. Accordingly, the excess of the consideration paid in exchange for the minority interest over the fair value of the net assets attributable to the minority interest was recorded as goodwill. This goodwill has been reflected in the financial statements of Converium Group under the application of “push down” accounting. An additional US$ 20.7 million of goodwill arose from Converium Group’s acquisition of a 49.9% interest in MDU Services Ltd during May 2000. Goodwill was US$ 117.6 million and US$ 112.0 million, and accumulated amortization of goodwill was US$ 33.7 million and US$ 32.5 million at December 31, 2002 and 2001, respectively. The activity for 2002 relates to currency movement.

Upon initial application of SFAS No. 142, Converium ceased amortizing goodwill on January 1, 2002. Accordingly, the following information presents adjusted net loss and loss per share for the years ended December 31, 2001 and 2000 using the policy adopted from January 1, 2002.

Table 7.1

(US$ million, except share information) Year ended December 31	2001	2000

Reported net loss	-367.4	-29.3

Amortization of goodwill	7.8	7.3

Adjusted net loss	-359.6	-22.0

Basic and diluted loss per share	-9.18	-0.73
Amortization of goodwill	0.19	0.18

Adjusted basic and diluted loss per share	-8.99	-0.55

SFAS No. 142 requires that goodwill be tested annually for impairment. During 2002, there were no impairment losses resulting from the impairment tests performed.

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

8. Losses and loss adjustment expenses

Significant delays occur in the notification of claims and a substantial measure of experience and judgment is involved in assessing outstanding liabilities, the ultimate cost of which cannot be known with certainty as of the balance sheet date. The reserve for losses and loss adjustment expenses is determined on the basis of information currently available; however, it is inherent to the nature of the business written that the ultimate liabilities may vary as a result of subsequent developments.

Table 8.1
Reserves for losses and loss adjustment expenses

(US$ million)	2002	2001	2000

As of January 1
Gross reserves for losses and loss adjustment expenses	5,710.5	4,546.0	3,545.7
Less reinsurance recoverable	1,545.0	1,212.2	704.9

Net reserves for losses and loss adjustment expenses	4,165.5	3,333.8	2,840.8

Loss and loss adjustment expenses incurred
Current year	2,186.8	2,039.5	1,454.6
Prior years	148.5	123.6	65.4

Total	2,335.3	2,163.1	1,520.0

Losses and loss adjustment expenses paid
Current year	299.4	359.1	222.0
Prior years	1,095.5	885.2	850.6

Total	1,394.9	1,244.3	1,072.6

Foreign currency translation effects	255.6	-87.1	45.6
As of December 31
Net reserves for losses and loss adjustment expenses	5,361.5	4,165.5	3,333.8
Reinsurance recoverable	1,459.8	1,545.0	1,212.2

Gross reserves for losses and loss adjustment expenses	6,821.3	5,710.5	4,546.0

In 2002, Converium Group strengthened reserves by US$ 148.5 million. Throughout the year, increased loss experience related to prior years continued to emerge. During 2002, Converium North America engaged in an in-depth actuarial reserve analysis of certain lines of business, which resulted in an increase of US$ 137.2 million in provisions for losses, primarily related to accident years 1997 – 2000, including US$ 70.3 million of additional provisions in the fourth quarter on its commercial umbrella, miscellaneous casualty, medical errors and omissions liability, motor liability, and workers’ compensation lines of business. Converium Cologne recorded US$ 31.1 million of additional loss provisions related to prior years business, of which US$ 25.4 million was related to run-off business. Partially offsetting this reserve strengthening, Converium Zurich recorded US$ 19.8 million of positive reserve development in 2002. This resulted from favorable development on prior year liability business and property excess of loss business from underwriting year 2001.

In 2001, Converium Group strengthened reserves by US$ 123.6 million. Converium Group retained an actuarial consulting firm to perform an independent review of non-life net reserves as of December 31, 2000. This review reflected certain information that became available after the issuance of the December 31, 2000 financial statements, including most fourth quarter 2000 and some first quarter 2001 reports from ceding companies, who typically report on a one-quarter lag. Based on the independent review and Converium Group’s own evaluations of these new developments, additional provisions of US$ 112.0 million, net of reinsurance, were recorded in the first half of 2001, principally related to accident years 2000 and prior at Converium North America. Converium Group recorded an additional US$ 11.6 million of net adverse loss reserve development in the second half of 2001. For 2001, Converium North America recorded adverse development of US$ 164.0 million, mainly related to general liability, auto liability and umbrella business written in 1996 through 1999. Converium Cologne strengthened its asbestos and environmental reserves by US$ 11.5 million and performed an in-depth analysis of its European and Middle East non-proportional motor book, which added an additional US$ 20.0 million in reserves. Converium Cologne also recorded an additional US$ 9.8 million of reserves for energy and property business in the Middle East. Partially offsetting the above, loss reserves at Converium Zurich developed positively by US$ 81.7 million in 2001, reflecting positive development of US$ 30.0 million in aviation and space, primarily on non-proportional treaty business for years 1998 through 2000. Additional positive development was experienced in casualty lines of business.

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

In 2000, Converium Group strengthened reserves by US$ 65.4 million. This result was heavily driven by adverse development from the December 1999 European winter storms Anatol, Lothar and Martin. These events occurred in the last week of December 1999, which made loss estimation for these events difficult at December 31, 1999. In addition, Converium North America experienced adverse loss development mainly related to casualty treaty business from prior underwriting years.

In addition to the non-life reserve development described above, Converium Life strengthened reserves on a closed block of variable annuity business by US$ 15.6 million, US$ 13.4 million and US$ 2.9 million in 2002, 2001 and 2000, respectively.

The reserves for certain losses and loss adjustment expenses, such as those for settled claims with fixed payment terms, represent the present value estimates of the ultimate cost of all losses incurred but not paid through December 31 of each year. Where applicable, gross reserves of US$ 488.9 million and US$ 413.8 million have been discounted using average interest rates of 4.3% and 6.0% in 2002 and 2001, respectively. This has reduced reserves by US$ 57.9 million and US$ 47.5 million as of December 31, 2002 and 2001, respectively. In addition, deferred charges relating to retrospective reinsurance assumed and structured settlements totaling US$ 79.9 million and US$ 57.9 million as of December 31, 2002 and 2001, respectively, are included in other assets.

Converium Group believes that its exposure to environmental impairment liability and asbestos-related claims is relatively small due to the diminutive amount of business written prior to 1987 for Converium Ltd and Converium Reinsurance (North America) Inc. Additionally, Converium Reinsurance (North America) Inc. is protected by a stop loss agreement with Zurich Insurance Company (“ZIC”), a wholly owned subsidiary of Zurich Financial Services, for business effected prior to June 1, 1993. As of December 31, 2002 and 2001, Converium Rückversicherung (Deutschland) AG had reserves for environmental impairment liability and asbestos-related claims of US$ 44.6 million and US$ 44.6 million, respectively, representing a survival ratio (calculated as the average ratio of reserves held, including IBNR, over claims paid over the last three years) of 13.5 years and 13.8 years, respectively.

European floods
In August 2002, Germany, the Czech Republic, Austria and Italy experienced severe floods. Based on the information received from clients and from other market sources, we recorded incurred losses of US$ 54.2 million, nearly all of which came from the Converium Cologne operating segment. The loss estimate contains substantial IBNR estimates for contracts where no specific information has been received from clients.

September 11th terrorist attacks
As of December 31, 2002, Converium Group recorded gross and net incurred losses and loss adjustment expenses related to the September 11th terrorist attacks as follows:

Line of business

		Retrocessional
		reinsurance
(US$ million)	Gross losses	recoveries	Net losses

Aviation	347.1	175.0	172.1
Property and Liability	324.9	219.8	105.1
Life	20.0	8.0	12.0

Total	692.0	402.8	289.2

Included in the reinsurance recoveries above are US$ 152.0 million due from Zurich Financial Services and subsidiaries.

Certain arrangements with Zurich Financial Services described below provide protection against potential adverse loss development on the September 11th terrorist attacks for Converium Ltd, Converium Rückversicherung (Deutschland) AG and Converium Reinsurance (North America) Inc. above the initial loss amounts recorded of US$ 289.2 million, net of retrocessional reinsurance recoveries. As losses are capped at US$ 289.2 million, there was no additional development in net reserves during 2002. Ceded premiums in connection with these arrangements and other coverages from Zurich Financial Services were US$ 28.5 million in 2001.

Converium Ltd’s exposure under the Quota Share Retrocession Agreement (see Note 9) is limited for “Extraordinary Events”. The agreement limits Converium Ltd’s losses arising out of any “Extraordinary Event” to US$ 220.0 million and the parties have agreed that the September 11th terrorist attacks are an Extraordinary Event and that the US$ 220.0 million limit applies to losses arising out of the September 11th terrorist attacks. Because ZIC and Zurich Insurance Bermuda (“ZIB”), wholly owned subsidiaries of Zurich Financial Services, retain losses in excess of the limit, Zurich Financial Services will be responsible for non-payment, if any, by the retrocessionaires with regard to losses arising out of the September 11th terrorist attacks in excess of the US$ 220.0 million limit.

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

ZIC will indemnify Converium Rückversicherung (Deutschland) AG for losses arising out of the September 11th terrorist attacks in excess of US$ 11.0 million, net of retrocessional reinsurance recoveries.

Converium Reinsurance (North America) Inc. is covered under the ZIC 1997 Aggregate Excess of Loss Agreement for losses in excess of US$ 58.2 million. In addition, ZIC will indemnify Converium Reinsurance (North America) Inc. against loss development in excess of the available limits under the ZIC 1997 Aggregate Excess of Loss Agreement. See Note 15 for further information.

Enron Chapter 11 reorganization
In December 2001, Enron Corp. announced that it and certain of its subsidiaries had filed voluntary petitions for Chapter 11 reorganization in the United States. Converium Group recorded incurred losses of US$ 67.0 million pre-tax (US$ 48.0 million after-tax) for the year ended December 31, 2001, representing Converium Group’s aggregate limits under existing reinsurance contracts in connection with Enron. These exposures result principally from credit and surety and, to a lesser extent, liability lines of business in the Converium Zurich and Converium North America operating segments. These estimates reflect Converium Group’s aggregate limits under the related contracts. The losses Converium Group may ultimately incur, and the timing of any loss payment, will be affected by numerous factors including the actions of third parties, possible judicial rulings and other contingencies.

9. The Quota Share Retrocession Agreement, retrocessional reinsurance and catastrophe protection

Quota Share Retrocession Agreement
In connection with the Transactions, the transfer of Converium Zurich’s business to Converium Ltd by ZIC and ZIB was affected by means of the Quota Share Retrocession Agreement effective July 1, 2001. The covered business consists of the business historically managed by Converium Zurich, which has an inception or renewal date on or after January 1, 1987, and consists of substantially all of the third party assumed reinsurance business written by ZIC and ZIB, under the “Zurich Re” brand name. The liabilities Converium Ltd assumed include all net unearned premiums, net losses and loss adjustment expenses and experience account balances relating to this business.

The Quota Share Retrocession Agreement provides for the payment of premiums to Converium Ltd by ZIC as consideration for assuming the covered liabilities. The Quota Share Retrocession Agreement provides that these premiums are on a “funds withheld” basis, whereby the premium is not immediately paid, but is rather retained by ZIC and credited to a funds withheld account, which is referred to as the Funds Withheld Asset.

Because the business subject to the Quota Share Retrocession Agreement consists of business that was historically managed by Converium Zurich, this business is already reflected in the financial statements. Any reinsurance business written by ZIC or ZIB that is not part of the historically managed and operated third-party reinsurance business of Converium Zurich is not covered by the Quota Share Retrocession Agreement, and all related legal rights and obligations of this business have been retained by ZIC and ZIB. Accordingly, this business is excluded from the financial statements. Therefore, execution of this Quota Share Retrocession Agreement has no impact on results of operations as reported.

Converium Ltd will receive the surplus remaining with respect to the Funds Withheld Asset, if any, after all liabilities have been discharged. Additionally, Zurich Financial Services has the right to prepay to Converium Ltd the full amount or a portion thereof of the Funds Withheld Asset prior to termination of the agreement. Finally, Converium Ltd is entitled to request cash advances under certain circumstances to help meet significant cash requirements. Any surplus or any additional cash flows will be recorded in the financial statements in the period when they occur.

Converium Ltd is entitled to borrow cash from ZIC if eligible losses from a single event or series of related events not relating to the business covered by the Quota Share Retrocession Agreement exceed US$ 25.0 million. The amount that may be borrowed as a result of any one event or series of related events is limited to the lesser of US$ 90.0 million, or actual losses from the event. Converium Ltd is entitled to request multiple advances. However, it may never borrow more than the Funds Withheld Asset balance, and the aggregate amount that may be borrowed at any one time ranges from US$ 105.0 million to US$ 135.0 million for the period January 1, 2003 to September 30, 2003. Converium Ltd may not request advances beyond September 30, 2003, unless agreed otherwise with ZIC. Interest on these advances will accrue at a variable annual rate equal to prevailing LIBOR plus 0.50%, and is payable monthly. Converium Ltd would be required to repay any advance within one year of receipt. No advances were outstanding at December 31, 2002 or 2001.

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

Converium Ltd will continue to administer the transferred business on behalf of ZIC and ZIB, which remain liable to the original cedents of the business. Additionally, Converium Ltd will manage third-party retrocessions related to the business transferred. Converium Group will bear the credit risk for uncollectible reinsurance balances excluding those related to the September 11th terrorist attacks. Converium Ltd will have a broad right of offset under the Quota Share Retrocession Agreement so that reinsurance balances owed to ZIC and ZIB may be offset against the Funds Withheld Asset account directly.

The Quota Share Retrocession Agreement provides for commutation and termination for special reasons, such as insolvency of a party or loss of its authorization to do business or a change of control of Converium Ltd. Each of the parties agrees to indemnify the other against liability or expense incurred by reason of its conduct or failure to act in appropriate circumstances. The Quota Share Retrocession Agreement contains other provisions that are customary for an agreement of this nature.

Retrocessional reinsurance
Retrocessional reinsurance arrangements generally do not relieve Converium Group from its direct obligations to its reinsureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any retrocessionaire is unable or unwilling to meet the obligations assumed under the retrocessional agreements. At December 31, 2002, Converium Group holds US$ 687.8 million in collateral as security under related retrocessional agreements in the form of funds held, securities and/or letters of credit. Converium Group is able to access outside capacity for both traditional and nontraditional coverage and therefore is not dependent upon any single retrocessional market.

Under an existing aggregate excess of loss reinsurance agreement in force between ZIC and Converium Reinsurance (North America) Inc., ZIC provides aggregate excess of loss reinsurance protection to Converium Reinsurance (North America) Inc. with respect to potential losses arising out of Converium Reinsurance (North America) Inc.’s retrocession to the Unicover Pool involving Amerisafe Interstate Insurance Company (“Amerisafe”). See Notes 15 and 19 for more information.

Recoverables from subsidiaries of Zurich Financial Services total 24.1% of equity at December 31, 2002. Recoverables from one other third-party retrocessionaire were 12.9% of equity at December 31, 2002. Recoverables from retrocessionaires relating to contracts in arbitration were 9.5% of equity at December 31, 2002. There were no recoverables from any other retrocessionaire that exceeded 10% of equity at December 31, 2002. Allowances of US$ 17.4 million and US$ 9.6 million have been recorded for estimated uncollectible receivables and reinsurance recoverables at December 31, 2002 and 2001, respectively.

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

Table 9.1

	Gross		Reinsurance assets		Net of reinsurance
(US$ million)
Year ended December 31	2002	2001	2002	2001	2002	2001

Reserves for losses and loss adjustment expenses	6,821.3	5,710.5	1,459.8	1,545.0	5,361.5	4,165.5
Reserves for unearned premiums	1,170.7	968.7	94.7	78.9	1,076.0	889.8
Future life benefits	371.7	252.0	73.2	44.2	298.5	207.8

Total underwriting reserves at December 31	8,363.7	6,931.2	1,627.7	1,668.1	6,736.0	5,263.1

Table 9.2
Premiums written and earned

	Premiums written			Premiums earned
(US$ million)
For the years ended December 31	2002	2001	2000	2002	2001	2000

Direct premiums	88.0	124.9	169.9	77.1	106.6	177.0
Assumed premiums	3,447.8	2,756.3	2,395.9	3,289.0	2,581.9	2,244.1
Ceded premiums	-204.2	-393.4	-569.8	-191.2	-388.1	-559.6
Catastrophe Agreement	-9.4	-5.2	—	-9.4	-5.2	—

Total	3,322.2	2,482.6	1,996.0	3,165.5	2,295.2	1,861.5

Table 9.3
Benefits, losses and expenses

(US$ million)
For the years ended December 31	2002	2001	2000

Non-life losses and loss adjustment expenses
Direct	124.5	104.3	169.7
Assumed	2,402.7	2,694.3	2,106.5
Ceded	-191.9	-635.5	-756.2

Total	2,335.3	2,163.1	1,520.0

Life benefits and policyholder dividends
Assumed	185.0	140.1	88.9
Ceded	-28.3	-2.7	-4.4

Total	156.7	137.4	84.5

Underwriting acquisition costs

Direct	24.6	32.8	56.5
Assumed	707.6	529.0	492.4
Ceded	-65.5	-53.7	-94.5

Total	666.7	508.1	454.4

Catastrophe protection
As of December 31, 2002, Converium has entered into agreements for coverage of losses related to certain catastrophic loss events. These agreements include both traditional reinsurance as well as a catastrophe agreement described more fully below. The traditional reinsurance agreements cover losses from an event in excess of US$ 90.0 million.

In June 2001, ZIC entered into a transaction with Trinom Ltd, a Bermuda company that ultimately provides ZIC with specific high-limit catastrophe protection. Trinom is a special purpose entity (“SPE”) established by ZIC in Bermuda, and which issued all of its common shares to a Bermuda trust. Trinom’s business consists solely of issuing three-year catastrophe securities to third-party qualified investors in the form of preference shares and two classes of notes. Simultaneous with the offering of these securities, Trinom entered into a counterparty contract with ZIC whereby Trinom will make payments to ZIC from its funds to cover defined catastrophic losses in the United States and Europe. ZIC is required to make payments to Trinom based on the balance of Trinom’s funds and the magnitude of its losses. The owners of the securities are entitled to receive their original investment, plus interest on the notes or dividends on the preference shares, both paid quarterly, less any loss payments made to ZIC.

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

Additionally, as part of the Transactions, ZIC and Converium Ltd have entered into a catastrophe derivative agreement (the “Catastrophe Agreement”) in the form of a purchased option whereby Converium Ltd receives protection from ZIC under terms similar to ZIC’s protection under the Trinom transaction. Converium Ltd will pay ZIC amounts at least equal to the payments made by ZIC to Trinom. Similarly, Converium Ltd is entitled to receive payments from ZIC that are similar to those that ZIC is entitled to receive from Trinom. However, there is no contractual relationship between Converium Ltd and Trinom as only ZIC is the legal counterparty to the Trinom transaction. This Catastrophe Agreement is effective as of June 18, 2001, and will remain in effect for the same period as ZIC’s agreement with Trinom, including any extension thereto.

The coverage ZIC and ultimately Converium Ltd have obtained from the Trinom transaction and the related Catastrophe Agreement is expected to reduce Converium Ltd’s net retained loss for large catastrophe events that produce insured losses greater than what is referred to in the industry as “once in 100 years” magnitude. Perils covered by the Trinom transaction and the Catastrophe Agreement include only US hurricane, US earthquake, and European windstorm losses that occur before June 18, 2004. Payments from Trinom to ZIC, and similarly from ZIC to Converium Ltd, are based on modeled reinsurance losses for ZIC and ultimately Converium Ltd’s exposures at the time of the Trinom transaction.

In a modeled loss contract, the covered party’s aggregate exposure to each geographical region and type of catastrophe, by line of business, is compared to industry-wide data in order to produce the covered party’s market share of particular loss events by line of business using commercially available natural catastrophe loss simulation modeling software. The software simulates a catastrophe, at various levels of severity, by generating certain probabilistic loss distributions, in order to calculate industry-wide losses and the corresponding losses for the covered party on a “ground-up basis”, by line of business. These losses are then compared to the modeled loss contracts to determine the amount of the covered party’s recovery in respect of such an event.

Because the Trinom transaction is in two tranches, Converium Ltd’s coverage under the Catastrophe Agreement is also effectively in two tranches. The first tranche provides first event coverages of approximately US$ 65.0 million on 68% of losses that exceed a range of losses from US$ 209.0 million to US$ 227.0 million; and the second tranche provides US$ 97.0 million of coverage on 100% of second and subsequent event losses that exceed a range of losses from US$ 100.0 million to US$ 133.0 million. The amount of losses that must be incurred before coverage applies relates to the type of loss event, e.g. earthquake, hurricane or windstorm. The expected annual cost of the Catastrophe Agreement to Converium Ltd is approximately US$ 9.4 million. However, if Converium Group collects amounts as a result of a loss event that is protected by the Catastrophe Agreement, Converium Group will be required to pay higher amounts for the remainder of the Catastrophe Agreement’s term, and to reduce the recovery by these higher amounts.

10. Debt

Converium Group assumed US$ 200.0 million principal amount of non-convertible, unsecured, unsubordinated Senior Notes (the “Senior Notes”) originally issued during October 1993. The Senior Notes mature in full on October 15, 2023 and bear interest at the rate of 7.125%, payable semiannually in arrears on April 15 and October 15.

In December 2002, Converium Finance S.A., a newly formed Luxembourg company, issued US$ 200.0 million principal amount of non-convertible, unsecured, guaranteed subordinated notes (the “Guaranteed Subordinated Notes”). The Guaranteed Subordinated Notes are irrevocably and unconditionally guaranteed on a subordinated basis by each of Converium Holding Ltd and Converium Ltd. The Guaranteed Subordinated Notes mature in full on December 23, 2032 and bear interest at the rate of 8.25% paid quarterly in arrears on March 15, June 15, September 15 and December 15.

Debt issuance costs and discounts of US$ 9.6 million and US$ 3.0 million at December 31, 2002 and 2001, respectively, have been deferred and are being amortized over the term of the related debt.

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

11. Income taxes

Table 11.1
Income tax (benefit) expense

(US$ million)
Year ended December 31	2002	2001	2000

Switzerland
Current	23.9	—	1.3
Deferred	-22.2	-3.5	4.0

Total	1.7	-3.5	5.3

United States
Current	—	31.1	-19.2
Deferred	-34.4	-178.7	0.7

Total	-34.4	-147.6	-18.5

Germany
Current	0.2	3.4	1.0
Deferred	-16.9	-22.2	-7.3

Total	-16.7	-18.8	-6.3

Total
Current	24.1	34.5	-16.9
Deferred	-73.5	-204.4	-2.6

Total income tax benefit	-49.4	-169.9	-19.5

Table 11.2 below illustrates the factors that cause the actual income tax expense to differ from the expected amount computed by applying the expected rate.

Table 11.2

Expected and actual income tax (benefit) expense

(US$ million)
Year ended December 31	2002	2001	2000

Expected income tax (benefit) expense	-14.3	-180.3	-11.7
Increase (reduction) in taxes resulting from:
Tax-exempt interest income	-2.9	-4.8	-5.8
Non-taxable reinsurance contract	-4.9	-20.4	-20.5
Branch tax	0.7	2.6	2.8
Non-deductible expenses	9.1	15.7	18.1
Changes in applicable tax rates	-5.5	—	—
Deferred acquisition costs	-4.7	—	—
Currency translation adjustments	-6.7	—	—
Tax loss carryforward	-21.3	—	—
Valuation allowance	—	3.2	—
Non-deductible ceded premiums	—	8.5	—
Other	1.1	5.6	-2.4

Actual income tax benefit	-49.4	-169.9	-19.5

The “expected” weighted average tax rates for Converium Group were (24.9)%, 33.6% and 23.9% in 2002, 2001 and 2000, respectively. These rates were derived by calculating the weighted average of the expected statutory income tax in relation to the income (loss) generated in the various territories in which Converium Group operates. The 2002 effective consolidated tax benefit was 86.1% and reflects a one-time benefit of US$ 21.3 million as the result of a ruling received by Converium Ltd from the Swiss tax authorities regarding a tax loss carryforward. Other differences include the impact from currency translation adjustments and changes in tax rates.

Deferred income taxes are provided for all temporary differences, which are based on the difference between financial statement carrying amounts and the income tax bases of assets and liabilities. The income tax base of an asset or liability is calculated in accordance with the rules for determining taxable income established by the local taxation authorities. For a particular asset or liability, this may result in a deferred tax asset in one country but a deferred tax liability in another as reflected in Table 11.3.

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

Table 11.3
Deferred income taxes

(US$ million)
December 31	2002	2001

Deferred income tax assets
Loss reserve discount	141.4	109.1
Unearned premium reserve deduction	16.6	23.6
Accruals not currently deductible	11.3	30.5
Impairment of equity securities	5.7	8.6
Partnership loss	6.3	11.7
Loss carryforwards	214.4	108.3
Other	17.5	11.8

Total deferred income tax assets	413.2	303.6

Valuation allowance	-21.4	-3.2

Net deferred income tax assets	391.8	300.4

Deferred income tax liabilities
Loss and benefit reserves	-39.3	-37.7
Deferred policy acquisition costs	-63.3	-54.2
Unrealized appreciation of investments	-20.6	-14.4
Other	-10.7	-0.2

Total deferred income tax liabilities	-133.9	-106.5

Net deferred income tax assets	391.8	300.4

Net deferred income tax assets as of December 31	257.9	193.9

The current income tax receivable as of December 31, 2002 and 2001 was US$ 0.9 million and US$ 4.8 million, respectively.

As of December 31, 2002, subsidiaries of Converium Group had total net operating loss carryforwards of US$ 611.6 million available to offset future taxable income. The majority of these losses will expire if not fully utilized within twenty years from the year they originated. A valuation allowance of US$ 21.4 million has been recorded related to certain income tax loss carryforwards.

12. Employee benefits

Converium Group has established a number of independent benefit plans for its employees. Some employees belong to defined benefit plans. Other employees participate in defined contribution plans, providing benefits equal solely to contributions paid plus investment returns. Prior to the Separation Date, employees of Converium Group participated in various pension plans of Zurich Financial Services or its affiliates.

Personnel costs incurred for 2002, 2001 and 2000 were US$ 110.7 million, US$ 104.8 million and US$ 72.2 million, respectively.

Employees of certain of Converium Group’s entities are covered under various defined benefit pension plans. Eligibility for participation in these various plans is either based on completion of a specified period of continuous service or date of hire. Benefits are generally based on the employees’ years of credited service and average compensation in the years preceding retirement. Annual funding requirements are determined based on actuarial cost methods. The transition obligation (asset) is being amortized over the greater of either fifteen years or the service period of the employees on a straight-line basis.

The Pension Fund of Converium Ltd (“the Fund”) is a foundation whose objective is to insure the personnel of Converium Ltd against the economic consequences of retirement, disability and death as provided by the statutory provisions of the plan rules.

The Fund is a pension fund providing mandatory insurance as required by Swiss Federal Law and is supervised by the Canton of Zurich. The Fund’s pension plan is a “defined contribution plan” in accordance with Swiss Federal Law, but it does not meet the definition of a defined contribution plan pursuant to SFAS No. 87, “Employers’ Accounting for Pensions”, because of certain defined benefit elements required by Swiss Federal Law.

The participants’ contributions to the Fund amount to between 7% and 11.5% of the coordinated annual salary (defined as base salary minus coordination amount of 30%) depending on the insured participant’s age and 7% of the annual incentive-based salary. By law, the employer’s contribution must at least equal the contribution of

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

the participant. Converium Ltd’s contribution amounts to between 9% and 16% of the coordinated annual base salary and 9% of the incentive-based salary. Converium Ltd’s contributions under the Fund amounted to CHF 8.6 million in 2002, the year the Fund started its activity, including a contribution of CHF 4.3 million for the cost of transition benefit provisions granted on January 1, 2002.

Participants may purchase pension benefits at their own cost at any time within certain limits defined by the plan rules or prefinance their pension benefits reductions in case of early retirement.

Table 12.1
Weighted average

	2002	2001	2000

Discount rate	3.85%	4.30%	4.39%
Expected long-term rate of return on assets	6.00%	5.25%	5.25%
Future salary increases	2.16%	2.57%	2.65%
Future pension increases	0.91%	1.36%	1.37%

Table 12.1

(US$ million)	2002	2001	2000

Projected benefit obligation
Projected benefit obligation as of January 1	43.6	42.4	41.7
Service cost	5.0	2.9	2.7
Interest cost	2.1	1.8	1.7
Plan amendments	—	-1.6	—
Actuarial losses (gains)	4.5	-0.2	-2.4
Foreign currency translation effects	9.8	-1.4	0.7
Benefits paid	-0.1	-0.3	-2.0

Projected benefit obligation as of December 31	64.9	43.6	42.4

Fair value of plan assets
Fair value of plan assets as of January 1	23.6	32.5	30.0
Actual return on plan assets	-0.9	-1.7	1.5
Employee contributions	1.8	1.1	1.0
Employer contributions	5.9	2.6	2.2
Net transfer adjustment from the Transactions	—	-9.5	—
Foreign currency translation effects	5.3	-1.1	-0.2
Benefits paid	-0.1	-0.3	-2.0

Fair value of plan assets as of December 31	35.6	23.6	32.5

Funded status
Funded status	-29.3	-20.0	-9.9
Unrecognized transition obligation	2.8	1.0	1.5
Unrecognized net actuarial losses (gains)	8.2	2.0	-1.3
Unrecognized prior service cost	-1.7	-1.6	—
Additional plan liabilities	-1.1	—	—

Accrued benefit liability	-21.1	-18.6	-9.7

Amounts recognized in the balance sheet
Accrued benefit liability	-21.1	-18.6	-9.7

Table 12.3
Net periodic benefit expense

For the years ended December 31
(US$ million)	2002	2001	2000

Service cost	5.0	2.9	2.7
Interest cost	2.1	1.8	1.7
Expected return on plan assets	-1.7	-1.7	-1.0
Employee contributions	-1.8	-1.1	-1.0
Amortization of transition obligation	0.5	0.5	0.5
Amortization of past service cost	-0.2	—	—

Net periodic benefit expense	3.9	2.4	2.9

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

Table 12.4
Accrued benefit liability

	As of December 31,
(US$ million)	2002	2001	2000

Balance at January 1	-18.6	-9.7	-9.4
Current year expense	-3.9	-2.4	-2.9
Contributions paid	5.9	2.6	2.2
Net transfer adjustment from the Transactions	—	-9.5	—
Foreign currency translation effects	-3.4	0.4	0.4
Additional plan liabilities	-1.1	—	—

Balance at December 31	-21.1	-18.6	-9.7

As part of the finalization of the Transactions in respect of employee benefits, there was a transfer of pension fund assets and benefit obligations from the Zurich Financial Services pension funds to the pension fund of Converium Ltd. Under US GAAP, the net impact of this transfer resulted in an increase in the liabilities of Converium Ltd to its pension fund and a corresponding reduction of equity of US$ 9.5 million.

Converium Reinsurance (North America) Inc. sponsors various qualified defined contribution plans. Substantially all employees of Converium Reinsurance (North America) Inc. are eligible for participation in these plans. The plans provide for voluntary contributions by employees, which typically range from 0% to 25% of annual salaries up to a calendar year maximum. Contributions by the employer are typically another 10% (matching or otherwise). In addition, various supplemental, non-qualified deferred compensation plans allow members of management to defer certain amounts of compensation and receive specified contributions. Converium Reinsurance (North America) Inc.’s contributions under these plans amounted to US$ 2.8 million, US$ 2.4 million and US$ 1.8 million in 2002, 2001 and 2000, respectively.

13. Share compensation and incentive plans

Converium Group has various incentive and share-based compensation plans to attract, retain and motivate management and employees, to reward them for their contributions to the performance of Converium Group and encourage employee share ownership.

(a)  Cash-based incentive plans

Various Converium Group entities operate short-term incentive programs for executives, management and in some cases employees. Awards are made in cash based on the accomplishment of both organizational and individual performance objectives. The compensation expense incurred in 2002, 2001 and 2000 in connection with these plans was US$ 7.4 million, US$ 16.4 million and US$ 7.8 million, respectively.

(b)  Converium Group share-based plans

Share-based compensation plans include all plans under which shares or options to purchase shares are awarded. The grant of shares and options to purchase shares in Converium Holding Ltd is at the discretion of the Remuneration Committee of the Board of Directors. The most significant of these plans are described below.

Employee Stock Purchase Plan

Converium Group adopted an Employee Stock Purchase Plan (the “ESPP”) on January 1, 2002. The ESPP has two offering periods beginning January 1 and July 1 of each year. Substantially all employees meeting specified service requirements are eligible to participate in the ESPP. Participants may contribute between 1% and 15% of base salary towards the purchase of Converium Holding Ltd shares, up to certain limits. Employees who enroll in the ESPP purchase Converium Holding Ltd shares at 85% of the lower of the stock’s fair market value on the first or last day of the offering period.

Share plan

Converium Group adopted a share plan (the “Share Plan”) for selected executives. Generally, the size of a participant’s award is based on their level of responsibility and position, market conditions and the extent of the executive’s prior participation in other Converium Group plans. Under the Share Plan, 29,732 shares and 21,099 shares were awarded to executives in 2002 and 2001, respectively, and 2,863 shares and nil shares were forfeited, respectively. These shares vest in their entirety after six years and are subject to acceleration after three years based on the achievement of certain performance objectives.

Retention awards and IPO share grant

In conjunction with the Transactions, Converium Group granted retention awards to certain employees in the form of 355,432 shares in Converium Holding Ltd, of which 161,449 shares vested in 2002, 35,908 shares were

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

forfeited during 2002, and 158,075 shares will vest in 2003. Employees other than those who were granted retention awards received, in conjunction with the Transactions, 120,370 shares in Converium Holding Ltd, of which 54,222 shares vested in 2002, 11,345 and 426 shares were forfeited during 2002 and 2001, respectively, and 54,377 shares will vest in 2003.

Stock option plan
Under the Stock Option Plan (the “Stock Option Plan”), certain employees were awarded 420,785 options to purchase shares in Converium Holding Ltd in 2002. The exercise prices were equal to the market value of the shares or ADSs on the grant date. Of the options awarded under the Stock Option Plan, 25% vested immediately on the grant dates of April 1, 2002 and October 1, 2002 and 25% will vest each year thereafter. The options expire 10.5 years after the date of grant.

During 2001, 312,329 options to purchase shares in Converium Holding Ltd were awarded. The exercise prices were equal to the market value of the shares or ADSs on the grant date. Of the options awarded under the Stock Option Plan, 25% vested immediately on the grant date of December 11, 2001, and 25% will vest each year thereafter. The options expire 10.5 years after the date of grant.

Executive IPO option plan
In connection with the Transactions, Converium Group granted certain executives options to purchase shares in Converium Holding Ltd (the “Executive IPO Option Plan”). Under the Executive IPO Option Plan, 420,000 options to purchase shares in Converium Holding Ltd were awarded in 2001. The exercise prices were equal to the market value of the shares or ADSs on the grant date. Of the options awarded under the Executive IPO Option Plan, 25% vested immediately on the grant date of December 11, 2001, and 25% will vest each year thereafter. The options expire 10.5 years after the date of grant.

Table 13.1 summarizes the status of Converium Group’s outstanding stock options for 2002 and 2001.

Table 13.1

		2002		2001
		Weighted average		Weighted average
	Options	exercise price	Options	exercise price

Outstanding at beginning of year	732,329	CHF 82.00	—	—
Granted	442,514	74.66	732,329	CHF 82.00
Exercised	-3,574	78.85	—	—
Forfeited	-55,845	80.40	—	—

Outstanding at end of year	1,115,424	79.28	732,329	82.00

Options exercisable end of year	423,509	80.47	183,082	82.00

The fair value of options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2002 and 2001, respectively: risk-free rate of 1.87% and 3.21%, expected lives of three years, expected volatility of 31.27% and 32.67% and a dividend yield of 0.8% and 0.8%. The weighted average fair value of Converium Group stock options granted for the years ended December 31, 2002 and 2001 were US$ 12.15 and US$ 12.08, respectively.

Table 13.2 summarizes information about stock options outstanding at December 31, 2002:

Table 13.2

		Options outstanding		Options exercisable

		Weighted aver-
Range of	Number	age remaining	Weighted average	Number	Weighted average
exercise prices	outstanding	contractual life	exercise price	Exercisable	exercise price

CHF 62.50	198,806	10.3	CHF 62.50	43,362	CHF 62.50
CHF 82.00 — 89.10	916,618	9.4	82.92	380,147	82.52
CHF 62.50 — 89.10	1,115,424	9.6	79.28	423,509	80.47

(c)  Zurich Financial Services share-based plans
Prior to the Transactions, employees of Converium Group participated in various share compensation and incentive plans of Zurich Financial Services. After the Transactions, Converium Group established a number of independent share-based plans for its employees and certain Zurich Financial Services share based plans were converted into Converium Group shares and options.

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

Share plans
 Certain Converium Group employees participated in long-term incentive plans operated by Zurich Financial Services. The outstanding share awards to Converium Group employees under the Zurich Financial Services long-term performance share plans were converted into 209,790 shares of Converium Holding Ltd, of which 83,531 shares vested in 2002, 24,636 shares were forfeited during 2002, and 101,623 shares vest in 2003.

Share option plans
 Under the Global Share Option Plan, certain executives were awarded options annually to purchase shares of Zurich Financial Services. The outstanding options to purchase shares of Zurich Financial Services were converted into 14,769 options to purchase shares in Converium Holding Ltd. The expiration and term of the Converium Holding Ltd options is the same as the options from which they were converted.

(d)  Compensation expense
The compensation expense charged to income under both the Converium Group and Zurich Financial Services share and share option plans was US$ 24.4 million, US$ 11.0 million and US$ 0.8 million in 2002, 2001 and 2000, respectively.

14. Shareholders’ equity

(a)  Issued share capital
Upon incorporation on June 19, 2001, Converium Holding Ltd had share capital of CHF 100,000 divided into 10,000 fully paid registered shares with a nominal value of CHF 10 each, all of which were entitled to receive dividends. On September 24, 2001, the extraordinary general meeting of the shareholders passed two resolutions to increase the ordinary share capital to CHF 400 million, divided into 40 million fully paid registered shares with a nominal value of CHF 10 each, all of which are entitled to receive dividends.

(b)  Conditional share capital
Pursuant to Converium Holding Ltd’s Articles of Incorporation, share capital can be increased by the issuance of a maximum of four million fully paid registered shares of CHF 10 nominal value each, amounting to a maximum of CHF 40 million, in conjunction with Converium Group’s obligations to employees and members of the Board of Directors under various compensation plans. At December 31, 2002 CHF 62,170 of the conditional share capital, or 6,217 ordinary shares have been exercised.

(c)  Dividend restrictions and capital and solvency requirements
Converium Holding Ltd is subject to legal restrictions on the amount of dividends it may pay to its shareholders under the Swiss Code of Obligations. The Swiss Code of Obligations provides that 5% of the annual profit must be allocated to the general reserve until such reserve in the aggregate has reached 20% of the paid-in share capital. Similarly, the company laws of countries in which Converium Group entities operate may restrict the amount of dividends payable by such entities to their parent companies.

Other than by operation of the restrictions mentioned above, the ability of Converium Group entities to pay dividends may be restricted or, while dividend payments per se may be legally permitted, may be indirectly influenced by minimum capital and solvency requirements that are imposed by insurance, bank and other regulators in the countries in which the entities operate as well as by other limitations existing in certain of these countries (e.g. foreign exchange control restrictions).

In Switzerland, insurance supervisory regulations require entities to fund their statutory reserves at a minimum level of 20% of net profits until the statutory reserve fund reaches an amount equal to 50% of the statutory share capital, including freely disposable reserves, if any. In the United States, restrictions on payment of dividends are imposed by the Insurance Commissioner of the state of domicile. For Converium Reinsurance (North America) Inc., dividends are payable only from earned surplus and are limited annually to the greater of 10% of the previous year’s policyholders surplus or 100% of the previous year’s statutory net income. Dividends paid in excess of these limitations require prior approval of the Insurance Commissioner of the state of domicile. In addition, Converium Reinsurance (North America) Inc. may not, for a period of two years from the date of change in control, make any dividend to its shareholders without the prior approval of the Connecticut Commissioner. In Germany, the minimum amount of statutory capital required is 10% of the nominal value of the common stock. If the 10% criterion is met, dividends of 100% of current year surplus can be paid. If the 10% criterion is not met, dividends are limited to a maximum of 95% of current year surplus less the prior year loss carryover. Under German law, an entity’s supervisory board has the authority to reclassify up to 100% of the current year surplus to retained earnings, thereby not allowing dividends to be calculated on this amount.

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

Converium Ltd may pay a maximum dividend, net of withholding tax, to Converium Holding Ltd without regulatory approval of approximately US$ 192.1 million as of December 31, 2002. The maximum dividend that Converium Holding Ltd is able to pay in 2003, before withholding tax, is approximately US$ 192.9 million as of December 31, 2002.

Statutory capital and surplus for Converium Ltd was CHF 2,524.1 million at December 31, 2001, the date of its most recent statutory report. This amount includes its holdings in Converium Reinsurance (North America) Inc. and Converium Rückversicherung (Deutschland) AG, which had aggregate statutory capital and surplus of approximately US$ 738.7 million at December 31, 2002, computed under local statutory accounting principles. As of December 31, 2002, Converium Group’s entities were in compliance with all applicable regulatory capital adequacy requirements.

15.  Transactions with Zurich Financial Services

Converium Group has entered into various transactions with Zurich Financial Services and its subsidiaries, the most significant of which are described below.

Converium Group utilizes Zurich Financial Services affiliates as fronting vehicles. For example, Zurich American Insurance Company fronts Converium Group for the USAIG aviation pool. Eagle Star Insurance Company Limited fronts Converium Group for the Global Aerospace Underwriting Managers Pool. Additionally, beginning in 2001, Zurich Specialties London Ltd fronts Converium Group for the SATEC space pool. Gross assumed premiums under all of these transactions were US$ 120.4 million, US$ 44.0 million and US$ 35.8 million for 2002, 2001 and 2000, respectively.

During 2000, Converium Group entered into a significant modified life coinsurance agreement to assume certain assets and liabilities of Zurich International, Bermuda Branch. The quota share on these deposits and deposit liabilities totaled US$ 430.3 million as of December 31, 2002 and 2001 and are presented net on the balance sheet. The contract can be cancelled and withdrawn after five years.

Converium Reinsurance (North America) Inc. had an intra-Converium aggregate excess of loss reinsurance agreement in place since July 1, 1997 (“1997 Aggregate Excess of Loss Agreement”). This agreement provided protection to Converium Reinsurance (North America) Inc. for losses that exceeded a net retention after amounts recoverable from its outside retrocessionaires. Because the 1997 Aggregate Excess of Loss Agreement pre-dated the Transactions, ZIC was the formal counterparty to Converium Reinsurance (North America) Inc. In October 2001, the 1997 Aggregate Excess of Loss Agreement was amended as follows:

•	Converium Reinsurance (North America) Inc.’s coverage for net losses of US$ 320.4 million with respect to all Amerisafe business retroceded to the Unicover Pool remains in effect, with ZIC as counterparty,

•	Converium Reinsurance (North America) Inc.’s coverage for net losses of US$ 307.5 million from the September 11th terrorist attacks that exceed US$ 58.2 million remains in effect, with ZIC as counterparty,

•	the remainder of the coverage under the agreement is commuted.

See Notes 3, 6, 8, 9, 11, 12, 13, 16, 17 and 19 for other transactions with Zurich Financial Services.

16.  Related party transactions

There were no unpaid loans, including guarantee commitments, granted to the Converium Group directors and members of the Converium Group Executive Committee as of December 31, 2002.

In May 2000, Converium Group entered into a strategic alliance with the Medical Defence Union that resulted in a 49.9% participation in MDU Services Ltd. MDU Services Ltd distributes medical malpractice insurance policies to the members of the Medical Defence Union that are issued by Zurich Financial Services’ entities, and are 100% reinsured by Converium Group. Gross assumed premiums under this transaction were US$ 140.0 million, US$ 57.0 million and US$ 30.2 million for 2002, 2001 and 2000, respectively.

In 2001, Converium acquired a 40% participation in SATEC, a leading global space underwriting agency based in Venice, Italy. This participation was increased to 48% in 2002. Gross assumed premiums through the pool managed by SATEC were US$ 5.0 million and US$ 3.2 million for 2002 and 2001, respectively.

In November 2002, Converium signed an agreement to take a 25% shareholding in Global Aerospace Underwriting Managers Limited (GAUM), a leading international aviation managing underwriting agent, and agreed to become a member of the pools managed by it with a 25% share, commencing January 1, 2003. Completion of the acquisition is subject to various regulatory approvals.

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

17.  Supplemental cash flow disclosures

Significant non-cash financing activity included a net transfer to Zurich Financial Services of US$ 94.0 million in 2000.

Beginning in 2002, the change in the Funds Withheld Asset is reported as a component of cash provided by operating activities, as movements in its balance consist solely of operating activities subsequent to the Transactions.

Table 17.1
Supplemental cash flow disclosures

(US$ million)	2002	2001	2000

Income taxes paid	-2.3	-46.4	-46.7
Interest expense paid	-16.4	-22.1	-17.1

18.  Fair value of financial instruments

The methods and assumptions used by Converium Group in estimating the fair value of financial instruments are:

•	fixed maturities securities: fair values are generally based upon quoted market prices. Where market prices are not readily available, fair values are estimated using either values obtained from independent pricing services or quoted market prices of comparable investments.

•	equity securities: fair values are based on quoted market prices.

•	Funds Withheld Asset: carrying value of the Funds Withheld Asset approximates fair value.

•	other investments for which quoted market prices are not readily available, are not fair valued and are not significant to Converium Group.

•	cash and short-term investments: carrying amounts approximate fair value.

•	debt: fair values are generally based upon quoted market prices.

Table 18.1 lists the estimated fair values and carrying values of Converium Group’s financial instruments as of December 31, 2002 and 2001.

Table 18.1
Fair value of financial instruments

	Total	Total	Total	Total
	fair	carrying	fair	carrying
	value	value	value	value
(US$ million)	2002	2002	2001	2001

Fixed maturities	3,443.1	3,443.1	2,331.4	2,331.4
Equity securities	530.8	530.8	701.4	701.4
Other investments (excluding real estate)	9.4	9.4	51.8	51.8
Short-term investments	318.0	318.0	89.5	89.5
Funds Withheld Asset	1,648.1	1,648.1	1,598.5	1,598.5
Cash and cash equivalents	361.5	361.5	420.5	420.5
Debt	-375.1	-390.4	-194.1	-197.0

19. Commitments and contingencies

Converium Group has provided guarantees or commitments to external parties. These arrangements include commitments under certain conditions to make capital contributions, or provide equity financing. Converium Group’s guarantees were US$ 50.0 million as of December 31, 2002. Converium knows of no event that would require it to satisfy these guarantees.

To secure certain assumed reinsurance contracts, irrevocable letters of credit of US$ 372.4 million were outstanding at December 31, 2002. Investments of US$ 266.4 million are pledged as collateral related to certain of these letters of credit. A parental guarantee of US$ 120.0 million has been issued related to certain of these letters of credit. See Note 22 for additional information on guarantees.

Converium Group has entered into various operating leases as lessee for office space and certain computer and other equipment. Rental expenses for these items totaled US$ 14.8 million, US$ 10.8 million and US$ 10.3 million for the years ending December 31, 2002, 2001 and 2000, respectively.

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

Table 19.1 lists minimum future payments under operating leases with terms in excess of one year.

Table 19.1
Minimum future payments under operating leases

Rental
(US$ million)	payments

2003	11.9

2004	11.5

2005	11.2

2006	11.1

2007	11.1

2008 and thereafter	34.2

Total	91.0

Converium Ltd leases office space from Zurich Financial Services. The lease term is fixed until 2006, with two renewal options for three-year terms each. The lease payments are fixed with annual rent escalations based on a cost of living index. Converium Rückversicherung (Deutschland) AG leases office space from Zurich Financial Services. The lease term is for a period of ten years, with an option to renew for up to two additional ten-year terms. The lease payments are fixed through 2003 with bi-annual rent escalations based on changes in local real estate price indices.

Converium Reinsurance (North America) Inc. entered into a sublease with ZC Resource LLC (“ZC Resource”), a subsidiary of Zurich Financial Services in July 2001. The sublease has a term of approximately eleven years, ending in 2012. As part of the Transactions, Converium Reinsurance (North America) Inc. entered into an agreement to indemnify Global Asset Holdings Limited (“GAHL”) (an indirect parent of ZC Resource and a co-guarantor of the prime lease) for losses under the prime lease or the guaranty caused by Converium Reinsurance (North America) Inc.’s default under the sublease that results in a default under the prime lease; GAHL, in turn, will indemnify Converium Reinsurance (North America) Inc. for any losses under the guaranty caused by a default by ZC Resource under the prime lease. Centre Insurance Company, a subsidiary of Zurich Financial Services, will guaranty the punctual payment of all amounts due by GAHL under the guaranty and all expenses incurred by Converium Reinsurance (North America) Inc. enforcing the guaranty.

Converium Holding Ltd and its subsidiaries are continuously involved in other legal proceedings, claims and litigation arising, for the most part, in the ordinary course of its business operations as a reinsurer. The outcome of such current legal proceedings, claims and litigation could have a material effect on operating results or cash flows when resolved in a future period. However, in the opinion of management these matters are not material to Converium Group’s financial position, with the exception of the matters described below:

Unicover Litigation
The Seattle, Washington litigation and the New York Supreme Court litigation among Converium Reinsurance (North America) Inc., (“CRNA”), the members of the Unicover Occupational Accident Reinsurance Pool (the “Pool”), Guy Carpenter & Company Inc. (“Guy Carpenter”) and Cragwood Managers, LLC have been settled. On the basis of this settlement and the aggregate excess of loss protection from Zurich Insurance Company (see Notes 9 and 15), CRNA believes that it is fully protected through reinsurance agreements for all potential liability in respect of cessions assumed by CRNA from Amerisafe.

The March 2001 litigation initiated by Amerisafe against CRNA, Guy Carpenter and Zurich Financial Services Group (“ZFS”) in the United States District Court for the Western District of Louisiana is scheduled for trial in August 2003. ZFS has been dismissed from the suit, and documentary and deposition discovery is proceeding. Amerisafe contends that CRNA acted in bad faith in making certain loss payments pursuant to a reservation of rights and in initiating an arbitration and naming Amerisafe as a party in the Seattle, Washington litigation referred to above. Amerisafe seeks damages in an unstated amount. CRNA has moved for dismissal/summary judgment on the merits, which motion was denied. CRNA has counterclaimed against Amerisafe seeking damages and/or avoidance of future losses on the basis that Amerisafe failed to adhere to underwriting guidelines. Based on the limited amount of information available to date, we are unable to predict CRNA’s chances of prevailing in this action. On the basis of the aggregate excess of loss protection from Zurich Insurance Company (see Notes 9 and 15), CRNA believes that it is fully protected through reinsurance agreements for all potential liability in respect of any judgment or settlement of this action. In addition, as part of the settlement of the Seattle, Washington action, the members of the Pool agreed to indemnify CRNA for 62% of up to US$ 5 million in legal expenses incurred in connection with this litigation; this indemnity does not apply to any amounts which may be paid to Amerisafe pursuant to a judgment or settlement.

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

Since late fall of 2000, CRNA has received a series of inquires from the Louisiana Department of Insurance (“LDI”) investigating CRNA’s disputes with Amerisafe in response to a complaint filed by Amerisafe. We believe we have fully and completely responded to all such inquires and the LDI has taken no action against CRNA. The last inquiry to which CRNA responded was received in August 2002, and since then CRNA has heard nothing further from the LDI.

Superior National Matters
After the purchase by Centre Solutions Holdings (Delaware) Limited, a subsidiary of Zurich Financial Services, of Centre Insurance Company, or CIC, from the Superior National Insurance Group, Inc., or SNIG, in December 1998, CIC was a ceding insurance carrier for certain SNIG subsidiaries with respect to workers’ compensation insurance in California and other U.S. states. Under certain contracts, various SNIG-related entities provided CIC with policy administration, claims administration and reinsurance with respect to the ceded business. Pursuant to a Partial Commutation and Settlement Agreement dated December 31, 1999, which we refer to as the CIC Agreement, CIC received approximately US$ 163 million of securities from a statutory deposit account maintained by California Compensation Insurance Company, or CalComp, and approximately US$ 22 million of cash from insurance company subsidiaries. Under the CIC Agreement, among other things, CIC provided a release to CalComp and Superior National Insurance Company from any liability of up to US$ 180 million under the SNIG subsidiaries’ reinsurance of ceded business placed with CIC.

On or about March 6, 2000, the California Insurance Commissioner placed SNIG’s insurance subsidiaries in conservation. On September 26, 2000, the court placed these companies in liquidation and named the California Insurance Commissioner, referred to herein as the Commissioner, as liquidator of those entities, referred to as the Superior National Insurance Companies in Liquidation, or SNICIL. The remaining SNIG entities filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in April 2000.

On January 16, 2002, the Commissioner filed a complaint against CIC and affiliates, as well as CRNA and Converium Insurance (North America) Inc. (“CINA”), on behalf of SNICIL, in a proceeding in the Superior Court of the State of California, County of Los Angeles. The complaint alleges several counts, including voidable preferences and fraudulent transfers, seeking the recovery of transfers totaling US$ 202.9 million, damages for breach of contract in the amount of US$ 59.8 million, additional damages in an amount to be proved at trial, and punitive damages. The overwhelming bulk of the damages sought appear to arise out of CIC transactions, not CRNA or CINA transactions. As part of the Transactions, Zurich Financial Services has agreed to indemnify Converium for liabilities arising out of or related to the assets not assumed by or transferred to Converium in the separation from Zurich Financial Services. The principal claim brought against CRNA appears to arise from CRNA’s commutation of certain reinsurance obligations. In that connection, however, while the Complaint does in fact reference the commutation, the payment involved was a commutation payment made by CRNA, not to CRNA. The liquidator, however, is apparently claiming that the amount paid by CRNA was inadequate consideration for the reinsurance obligations commuted and thus, this commutation constituted a fraudulent transfer. The liquidator’s pending complaint in the SNICIL action does not assign a value to the reinsurance obligations that were commuted, repeatedly stating that their value is “undetermined”, however, he has indicated that he may seek to recover some portion of the difference between the amount paid by CRNA (US$ 17.8 million) and the amount purportedly owed under the commuted reinsurance contracts (informally asserted by certain counsel for the liquidator to be approximately US$ 41 million with no further clarification as to the basis for this amount). CRNA has demurred to the Complaint, however, that demurrer has not yet been heard. CRNA and CINA intend to defend this litigation vigorously and to assert various setoffs. Based on the limited information available to date, we are unable to predict CRNA’s and CINA’s chances of prevailing in this action. While Converium believes that it has a strong case, at this stage of the proceedings it is not possible to make any determination regarding the potential outcome of the arbitration.

US Life Insurance Co. Arbitration
On November 29, 1999, US Life Insurance Company (“US Life”) initiated an arbitration proceeding against SNICIL, ZC Insurance Company, now known as Converium Insurance (North America) Inc., and CIC. US Life seeks to rescind a multi-year quota share reinsurance contract effective May 1, 1998 on the basis that material misrepresentations and omissions were made in procuring that contract. Inception-to-date amounts ceded to the contract through December 31, 2002 are US$ 54.0 million premiums earned, US$ 18.1 million commissions earned and US$ 110.8 million losses incurred. All discovery in this matter closed on November 15, 2002, and arbitration hearings commenced on December 9, 2002 for a two week period. Hearings resumed for another two-week period starting January 13, 2003. The arbitration has not concluded at this time and the arbitrators have advised that additional dates necessary to conclude the matter likely will not be available until 2004. Based on the limited information available to date, we are unable to predict CINA’s chances of prevailing in this action. While Converium believes that it has a strong case against US Life for full reinsurance coverage in accordance with the contract, at this stage of the proceedings it is not possible to make any determination regarding the potential outcome of the arbitration.

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

All American Life Insurance Company Arbitration
On December 23, 2002, CRNA and CINA initiated an arbitration against All American Life Insurance Company (“All American”). The dispute arises from a quota share reinsurance contract provided by All American. Because All American has failed and refused to make payments under the quota share contract, CRNA and CINA demanded arbitration to collect all outstanding balances due under the contract. All American has not indicated a definitive reason for their non-payment of losses. Inception-to-date amounts ceded to the contract through December 31, 2002 are US$ 41.1 million premiums earned, US$ 14.2 million commissions earned and US$ 62.5 million losses incurred. As of this date, the parties have not yet appointed arbitrators in this matter. Based on the limited information available to date, we are unable to predict CRNA’s and CINA’s chances of prevailing in this action. While Converium believes that it has a strong case against All American for full reinsurance coverage in accordance with the contract, at this stage of the proceedings it is not possible to make any determination regarding the potential outcome of the arbitration.

Continental Casualty Company Arbitration
On December 16, 2002, Continental Casualty Company (“Continental”) and CRNA served cross demands for arbitration on each other. The dispute arises from a retrocessional contract pursuant to which Continental reinsured CRNA for 50% of the accident and health exposures CRNA assumed from a third-party insurer pursuant to a reinsurance agreement. In October 2002, Continental advised CRNA that it had identified issues concerning the third-party insurer business that Continental believes might give rise to defenses under the reinsurance agreement. CRNA offered to permit Continental to assert those defenses directly against the third-party insurer and, in addition, advised Continental that, if Continental did not agree to do so, CRNA would conduct its own investigation with respect to the putative defenses identified by Continental. However, Continental instead asserted that CRNA has somehow breached a duty of utmost good faith to Continental, which justifies rescission of the retrocessional contract. At arbitration, CRNA is seeking enforcement of the retrocessional contract and Continental is seeking rescission of the same contract. Inception-to-date amounts ceded to the contract through December 31, 2002 are US$ 20.8 million premiums earned, no commissions earned and US$ 53.4 million losses incurred. The parties have each selected their party-appointed arbitrators and the arbitrators are in the process of selecting an umpire. Based on the limited information available to date, we are unable to predict CRNA’s chances of prevailing in this action. While Converium believes that it has a strong case against Continental for full reinsurance coverage in accordance with the contract, at this stage of the proceedings it is not possible to make any determination regarding the potential outcome of the arbitration.

Canada Life
On December 21, 2001, The Canada Life Assurance Company, Toronto (“Canada Life”), brought action against Converium Rückversicherung (Deutschland) AG in the U.S. District Court of the Southern District of New York. Canada Life alleged that Converium breached certain quota share retrocession agreements with Canada Life by failing to indemnify its full percentage of Canada Life’s September 11th losses and by failing to post an US$ 82.4 million letter of credit for its liability pursuant to the ISA facilities’ underlying agreements. Converium is disputing this claim on the grounds that its liability under the pertinent contracts is limited and is also raising other contracts defenses. In its decision of April 11, 2002, the U.S. District Court of the Southern District of New York dismissed Canada Life’s action, ruling that The Air Transportation Safety and System Stabilization Act, which Canada Life claimed to give the court jurisdiction over the subject matter, is not applicable. The court ruled that the Act applies broadly to the actions filed by individual victims of the September 11th attacks but does not apply to disputes among reinsurers. As a result of this decision, Converium sent Canada Life a request to arbitrate.

Converium has fully reserved this matter. However, arrangements entered into with Zurich Financial Services provide for this matter to be covered by the agreed-to cap for September 11th related losses provided to Converium by Zurich Financial Services in conjunction with Converium’s global offering.

Converium Group

Notes to the consolidated and historical combined financial statements (continued)

20. Consolidated entities

A list of operating entities and other important holdings, together with the country of incorporation, Converium Group’s ownership interest and the share capital of each entity, is set out below.

	Country of	% of equity		Share
Entity	incorporation	shares held		capital

Converium Rückversicherung (Deutschland) AG	Germany	98.63	Euro	4,601,627
Converium Finance S.A.	Luxembourg	100	Euro	31,000
Converium Holding Ltd	Switzerland	100	CHF	400,062,170
Converium Ltd	Switzerland	100	CHF	400,000,000
Converium Holdings (North America) Inc.	US	100	USD	1
Converium Reinsurance (North America) Inc.	US	100	USD	3,500,000
Converium Insurance (North America) Inc.	US	100	USD	5,000,000
Converium Holding (UK) Ltd	UK	100	GBP	101
Converium (UK) Ltd	UK	100	GBP	1
Converium Representatives Ltd	UK	100	GBP	1,000
Converium Underwriting Ltd	UK	100	GBP	2

Converium’s interest in Converium Rückversicherung (Deutschland) AG increased to 100% in January 2003.

Converium’s interest in HVAG Hamburger Versicherungs-Aktiengesellschaft was sold for approximately US$ 0.7 million in January 2003.

21. Earnings per share

The following table shows the average shares outstanding:

For the years ended December 31	2002	2001	2000

Average shares outstanding (000’s)	39,911	40,000	40,000
Average diluted shares outstanding (000’s)	40,483	40,000	40,000

Earnings per share data for 2001 and 2000 is calculated based on 40 million registered shares of Converium Holding Ltd issued and outstanding as of December 31, 2001 as if these shares were outstanding for the years ended December 31, 2001 and 2000. Diluted earnings per share data is computed similar to basic earnings per share data except that the weighted average shares outstanding is increased to include potential common shares, such as shares from non-vested stock grants and the assumed exercise of stock options, if dilutive.

22. Subsidiary issuer information

Presented below are the consolidating balance sheets of Converium Holding Ltd (the “parent guarantor”), Converium Ltd (the “subsidiary guarantor”) (together the “guarantor companies”), and Converium Finance S.A. (the “subsidiary issuer”), for whom the Guaranteed Subordinated Notes are guaranteed, as of December 31, 2002 and 2001 and the related condensed consolidating statements of income and condensed consolidating statements of cash flows for each of the three years in the period ended December 31, 2002. The subsidiary issuer and subsidiary guarantor are direct, wholly owned subsidiaries of the parent guarantor.

Investments in subsidiaries are accounted for by the guarantor companies under the equity method for purposes of supplemental consolidating presentation as of the effective date of the acquisition. Earnings of subsidiaries are reflected in the investment accounts of the guarantor companies as of the effective date of the acquisition. The guarantor companies have jointly and severally guaranteed payments by the subsidiary issuer on these notes.

Information for the parent guarantor and the subsidiary issuer is only included from the date of formation.

Converium Group

Notes to the consolidated and historical combined financial statements (continued)

Condensed consolidating Statements of income
	Converium		Converium	Non-
(US$ million)	Holding	Converium	Finance	Guarantor	Consolidating
Year ended December 31, 2002	Ltd	Ltd	S.A.	Entities	Adjustments	Consolidated

Revenues
Net premiums written	—	1,829.6	—	1,492.6	—	3,322.2

Net premiums earned	—	1,622.4	—	1,543.1	—	3,165.5
Net investment income	12.6	117.0	0.1	135.8	-13.7	251.8
Net realized capital (losses) gains	—	-13.9	—	3.6	—	-10.3
Other (loss) income	-0.5	11.9	—	-2.5	-10.1	-1.2

Total revenues	12.1	1,737.4	0.1	1,680.0	-23.8	3,405.8

Benefits, losses and expenses
Losses and loss adjustment expenses and life benefits	—	-1,178.7	—	-1,313.3	—	-2,492.0
Underwriting acquisition costs	—	-291.0	—	-375.7	—	-666.7
Other operating and administration expenses	20.7	-98.6	0.2	-95.6	—	-173.3
Interest expense	-10.7	-1.2	-0.3	-28.0	23.8	-16.4
Total benefits, losses and expenses	10.0	-1,569.5	-0.1	-1,812.6	23.8	-3,348.4
Income (loss) before taxes	22.1	167.9	—	-132.6	—	57.4
Income tax (expense) benefit	-2.2	0.5	—	51.1	—	49.4

Income (loss) before equity in income (loss) of subsidiaries	19.9	168.4	—	-81.5	—	106.8

Equity in income (loss) of subsidiaries	86.9	-81.5	—	—	-5.4	—

Net income (loss)	106.8	86.9	—	-81.5	-5.4	106.8

Converium Group

Notes to the consolidated and historical combined financial statements (continued)

Consolidating Balance sheets	Converium		Converium	Non-
(US$ million)	Holding	Converium	Finance	Guarantor	Consolidating
December 31, 2002	Ltd	Ltd	S.A.	Entities	Adjustments	Consolidated

Assets
Invested Assets
Available-for-sale securities:
Fixed maturities	—	640.1	—	2,803.0	—	3,443.1
Equity securities	—	228.2	—	302.6	—	530.8
Investment in subsidiaries	1,684.3	838.4	—	—	-2,522.7	—
Notes receivable	150.0	—	150.0	—	-300.0	—
Short-term and other investments	26.8	435.6	42.7	13.4	-23.2	495.3

Total investments	1,861.1	2,142.3	192.7	3,119.0	-2,845.9	4,469.2

Funds Withheld Asset	—	1,648.1	—	—	—	1,648.1

Total invested assets	1,861.1	3,790.4	192.7	3,119.0	-2,845.9	6,117.3

Other Assets
Cash and cash equivalents	0.8	28.5	0.3	331.9	—	361.5
Premiums receivable	—	1,276.3	—	517.8	-72.8	1,721.3
Reinsurance assets	—	942.8	—	1,507.2	-582.4	1,867.6
Funds held by reinsureds	—	801.0	—	380.7	-245.8	935.9
Deferred policy acquisition costs	—	174.1	—	90.8	—	264.9
Deferred income taxes	—	37.3	—	354.5	—	391.8
Other assets	29.7	154.9	1.1	217.5	-12.5	390.7

Total assets	1,891.6	7,205.3	194.1	6,519.4	-3,759.4	12,051.0

Liabilities and equity
Liabilities
Losses and loss adjustment expenses, gross	—	3,724.9	—	3,553.5	-457.1	6,821.3
Unearned premiums, gross	—	762.4	—	516.7	-108.4	1,170.7
Future life benefits, gross	—	—	—	371.7	—	371.7
Other reinsurance liabilities	—	588.9	—	173.7	-101.0	661.6
Funds held under reinsurance contracts	—	345.8	—	329.6	-245.9	429.5
Deferred income taxes	—	37.8	—	96.1	—	133.9
Accrued expenses and other liabilities	3.6	61.2	0.4	293.0	-24.3	333.9
Notes payable	150.0	—	—	150.0	-300.0	—
Debt	—	—	193.4	197.0	—	390.4

Total liabilities	153.6	5,521.0	193.8	5,681.3	-1,236.7	10,313.0

Equity
Common stock and additional paid-in capital	1,580.6	1,546.1	—	960.9	-2,507.0	1,580.6
Unearned stock compensation	-10.0	—	—	—	—	-10.0
Total accumulated other comprehensive income (loss)	60.6	51.3	0.3	-41.3	-10.3	60.6
Retained earnings	106.8	86.9	—	-81.5	-5.4	106.8

Total equity	1,738.0	1,684.3	0.3	838.1	-2,522.7	1,738.0

Total liabilities and equity	1,891.6	7,205.3	194.1	6,519.4	-3,759.4	12,051.0

Converium Group

Notes to the consolidated and historical combined financial statements (continued)

Condensed consolidating Statements of cash flows
	Converium		Converium	Non-
(US$ million)	Holding	Converium	Finance	Guarantor	Consolidating
Year ended December 31, 2002	Ltd	Ltd	S.A.	Entities	Adjustments	Consolidated

Cash provided by operating activities	2.0	635.2	1.1	232.1	—	870.4

Cash flows from investing activities
Proceeds from sales and maturities of fixed maturities	—	476.6	—	4,096.7	—	4,573.3
Purchases of fixed maturities	—	-1,054.1	—	-4,321.2	—	-5,375.3
Proceeds from sales of equity securities	—	144.1	—	455.1	—	599.2
Purchases of equity securities	—	-284.1	—	-367.0	—	-651.1
Net (increase) decrease in short-term investments	-3.6	-264.6	-42.7	82.4	—	-228.5
Purchase of note receivable	—	—	-150.0	—	150.0	—
Investment in subsidiaries	—	-104.8	—	—	104.8	—
All other investing activity	—	-9.9	-1.8	0.8	—	-10.9

Net cash (used in) provided by investing activities	-3.6	-1,096.8	-194.5	-53.2	254.8	-1,093.3

Cash flows from financing activities
Issuance of guaranteed subordinated notes	—	—	193.7	—	—	193.7
Sale of note payable	—	150.0	—	—	-150.0	—
Capital contribution	—	—	—	104.8	-104.8	—
Purchases of common shares	-14.7	—	—	—	—	-14.7

Net cash (used in) provided by financing activities	-14.7	150.0	193.7	104.8	-254.8	179.0

Effect of exchange rate changes on cash and cash equivalents	—	-0.6	—	-14.5	—	-15.1

Change in cash and cash equivalents	-16.3	-312.2	0.3	269.2	—	-59.0
Cash and cash equivalents as of January 1	17.1	340.7	—	62.7	—	420.5

Cash and cash equivalents as of December 31	0.8	28.5	0.3	331.9	—	361.5

Condensed consolidating
Statements of income
			Non-
(US$ million)	Converium	Converium	Guarantor	Consolidating
Year ended December 31, 2001	Holding Ltd	Ltd	Entities	Adjustments	Consolidated

Revenues
Net premiums written	—	1,269.9	1,212.7	—	2,482.6

Net premiums earned	—	1,118.2	1,177.0	—	2,295.2
Net investment income	1.5	88.5	139.0	-0.3	228.7
Net realized capital gains (losses)	—	2.5	-20.9	—	-18.4
Other income (loss)	—	3.9	-9.0	-0.7	-5.8

Total revenues	1.5	1,213.1	1,286.1	-1.0	2,499.7

Benefits, losses and expenses
Losses and loss adjustment expenses and life benefits	—	-997.9	-1,303.1	0.5	-2,300.5
Underwriting acquisition costs	—	-221.3	-286.8	—	-508.1
Other operating and administration expenses	-1.2	-54.8	-90.9	0.5	-146.4
Interest expense, amortization of goodwill and restructuring costs	-1.2	-40.6	-40.2	—	-82.0

Total benefits, losses and expenses	-2.4	-1,314.6	-1,721.0	1.0	-3,037.0

Loss before taxes	-0.9	-101.5	-434.9	—	-537.3
Income tax benefit	—	3.5	166.4	—	169.9

Net loss	-0.9	-98.0	-268.5	—	-367.4

Converium Holding Ltd

Notes to the consolidated and historical combined financial statements (continued)

Consolidating
Balance sheets
			Non-
(US$ million)	Converium	Converium	Guarantor	Consolidating
Year ended December 31, 2001	Holding Ltd	Ltd	Entities	Adjustments	Consolidated

Assets
Invested Assets
Available-for-sale securities:
Fixed maturities	—	67.2	2,264.2	—	2,331.4
Equity securities	—	180.8	520.6	—	701.4
Investment in subsidiaries	1,560.0	739.6	—	-2,299.6	—
Notes receivable	150.0	150.0	—	-300.0	—
Short-term and other investments	—	155.2	129.4	—	284.6

Total investments	1,710.0	1,292.8	2,914.2	-2,599.6	3,317.4

Funds Withheld Asset	—	1,598.5	—	—	1,598.5

Total invested assets	1,710.0	2,891.3	2,914.2	-2,599.6	4,915.9

Other Assets
Cash and cash equivalents	17.1	340.7	62.7	—	420.5
Premiums receivable	—	688.0	281.8	45.3	1,015.1
Reinsurance assets	—	1,095.0	1,727.3	-754.0	2,068.3
Funds held by reinsureds	—	162.5	364.1	-3.2	523.4
Deferred policy acquisition costs	—	102.8	115.1	—	217.9
Deferred income taxes	—	11.0	289.4	—	300.4
Other assets	1.1	95.4	146.1	2.4	245.0

Total assets	1,728.2	5,386.7	5,900.7	-3,309.1	9,706.5

Liabilities and equity
Liabilities
Losses and loss adjustment expenses, gross	—	2,748.2	3,410.6	-448.3	5,710.5
Unearned premiums, gross	—	515.2	452.0	1.5	968.7
Future life benefits, gross	—	—	252.0	—	252.0
Other reinsurance liabilities	—	200.3	115.6	—	315.9
Funds held under reinsurance contracts	—	308.3	375.2	-252.7	430.8
Deferred income taxes	—	25.5	81.0	—	106.5
Accrued expenses and other liabilities	7.4	29.2	127.7	-10.0	154.3
Notes payable	150.0	—	150.0	-300.0	—
Debt	—	—	197.0	—	197.0

Total liabilities	157.4	3,826.7	5,161.1	-1,009.5	8,135.7

Equity
Common stock and additional paid-in capital	1,589.5	1,552.7	771.8	-2,324.5	1,589.5
Unearned stock compensation	-27.1	—	—	—	-27.1
Total accumulated other comprehensive income (loss)	8.4	7.3	-32.2	24.9	8.4

Total equity	1,570.8	1,560.0	739.6	-2,299.6	1,570.8

Total liabilities and equity	1,728.2	5,386.7	5,900.7	-3,309.1	9,706.5

Converium Holding Ltd

Notes to the consolidated and historical combined financial statements (continued)

Condensed consolidating Statements of cash flows
			Non-
(US$ million)	Converium	Converium	Guarantor	Consolidating
Year ended December 31, 2001	Holding Ltd	Ltd	Entities	Adjustments	Consolidated

Cash provided by (used in) operating activities	5.9	421.3	-120.5	4.8	311.5

Cash flows from investing activities
Proceeds from sales and maturities of fixed maturities	—	100.0	1,792.2	—	1,892.2
Purchases of fixed maturities	—	-123.6	-1,846.1	—	-1,969.7
Proceeds from sales of equity securities	—	38.1	250.5	—	288.6
Purchases of equity securities	—	-152.9	-272.8	—	-425.7
Net decrease (increase) in short-term investments	—	13.5	12.1	—	25.6
Net change in Funds Withheld Asset	—	-290.6	—	—	-290.6
Purchase of real estate held for investment	—	-139.4	—	—	-139.4
Issuance of note receivable	-150.0	-150.0	—	300.0	—
Investment in subsidiaries	-822.9	—	—	822.9	—
All other investing activity	—	-13.7	5.4	—	-8.3

Net cash (used in) provided by investing activities	-972.9	-718.6	-58.7	1,122.9	-627.3

Cash flows from financing activities
Issuance of note payable	150.0	—	150.0	-300.0	—
Capital contribution	—	822.9	—	-822.9	—
Net transfers from Zurich Financial Services	834.1	9.5	17.6	—	861.2
Payable to Zurich Financial Services	—	-233.4	—	—	-233.4

Net cash provided by (used in) financing activities	984.1	599.0	167.6	-1,122.9	627.8

Effect of exchange rate changes on cash and cash equivalents	—	-42.0	33.4	-4.8	-13.4

Change in cash and cash equivalents	17.1	259.7	21.8	—	298.6
Cash and cash equivalents as of January 1	—	81.0	40.9	—	121.9

Cash and cash equivalents as of December 31	17.1	340.7	62.7	—	420.5

Condensed consolidating Statements of income
		Non-
(US$ million)	Converium	Guarantor	Consolidating
Year ended December 31, 2000	Ltd	Entities	Adjustments	Consolidated

Revenues
Net premiums written	886.0	1,207.8	-97.8	1,996.0

Net premiums earned	762.7	1,203.3	-104.5	1,861.5
Net investment income	50.0	135.0	-9.0	176.0
Net realized capital gains (losses)	0.2	83.5	—	83.7
Other income (loss)	11.9	6.6	10.8	29.3

Total revenues	824.8	1,428.4	-102.7	2,150.5

Benefits, losses and expenses
Losses and loss adjustment expenses and life benefits	-681.8	-1,009.1	86.4	-1,604.5
Underwriting acquisition costs	-155.7	-315.0	16.3	-454.4
Other operating and administration expenses	-43.3	-72.7	—	-116.0
Interest expense and amortization of goodwill	-3.0	-21.4	—	-24.4

Total benefits, losses and expenses	-883.8	-1,418.2	102.7	-2,199.3

(Loss) income before taxes	-59.0	10.2	—	-48.8
Income tax (expense) benefit	-5.3	24.8	—	19.5

Net (loss) income	-64.3	35.0	—	-29.3

Converium Holding Ltd

Notes to the consolidated and historical combined financial statements (continued)

Condensed consolidating Statements of cash flows
		Non-
(US$ million)	Converium	Guarantor	Consolidating
Year ended December 31, 2000	Ltd	Entities	Adjustments	Consolidated

Cash (used in) provided by operating activities	-103.8	70.6	—	-33.2

Cash flows from investing activities
Proceeds from sales and maturities of fixed maturities	21.4	619.3	—	640.7
Purchases of fixed maturities	-30.7	-683.8	—	-714.5
Proceeds from sales of equity securities	22.6	381.4	—	404.0
Purchases of equity securities	-62.7	-417.0	—	-479.7
Net (increase) decrease in short-term investments	-17.9	-13.4	—	-31.3
Net change in Zurich Financing Agreement	58.3	3.7	—	62.0
All other investing activity	-21.8	9.9	—	-11.9

Net cash used in investing activities	-30.8	-99.9	—	-130.7

Cash flows from financing activities
Payable to Zurich Financial Services	233.4	—	—	233.4
Net cash provided by financing activities	233.4	—	—	233.4
Effect of exchange rate changes on cash and cash equivalents	-42.8	27.1	—	-15.7
Change in cash and cash equivalents	56.0	-2.2	—	53.8
Cash and cash equivalents as of January 1	25.1	43.0	—	68.1

Cash and cash equivalents as of December 31	81.1	40.8	—	121.9

23.	Subsequent events

In January 2003, Converium experienced losses arising from an earthquake in Mexico and fires in Australia. Official numbers of the economic or insured losses are not yet available and we have received limited claims notifications from our cedents. Based on such preliminary information, we estimate Converium’s pre-tax losses to be approximately US$ 5.0 million in total for both events.

Converium Holding Ltd

Report of the statutory auditors

To the Annual General Meeting of Converium Holding Ltd, Zug
 As statutory auditors, we have audited the accounting records and the financial statements (balance sheets, income statements and notes included on pages 70 to 74) of Converium Holding Ltd for the year ended December 31, 2002.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audits were conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the company’s articles of incorporation.

We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers Ltd

L. Marbacher	A. Hill

Zurich, February 5, 2003

Converium Holding Ltd

Principal activity and review of the year

Converium Holding Ltd is the holding company of Converium Group with primary listings on the SWX Swiss Exchange and on the NYSE New York Stock Exchange. Converium Holding Ltd was incorporated on June 19, 2001 with a share capital of CHF 100,000. As part of the Transactions, Converium Holding Ltd was established as the holding company of Converium Group and its share capital was increased to CHF 400,000,000. The shares of Converium Holding Ltd were placed in an initial public offering in December 2001 and trading in Converium Holding Ltd shares started on the SWX Swiss Exchange and NYSE New York Stock Exchange on December 11, 2001. In 2002, the share capital was increased to CHF 400,062,170 by issuing 6,217 shares with a nominal value of CHF 10 each.

Its principal activity is the holding of affiliates and the management of the Converium brand.

The income consists mainly of royalty fees and interest income. The net income of Converium Holding Ltd was CHF 47.6 million for the year ended December 31, 2002.

Converium Holding Ltd

Statements of income

(CHF million)	Notes	2002	2001*

Income
Royalty fees	7	37.2	—
Interest income	5	20.9	2.5
Foreign exchange gains		7.5	0.1
Dividend income		7.0	—

Total income		72.6	2.6

Expenses
Other operating and administration expenses		-5.1	-1.9
Interest expense	6	-16.6	-2.0
Taxes	3	-3.3	-0.2

Total expenses		-25.0	-4.1

Net income (loss)		47.6	-1.5

*     The financial period 2001 was from June 19, 2001 (date of incorporation) to December 31, 2001.

The notes to the financial statements are an integral part of these financial statements.

Converium Holding Ltd

Balance sheets

(CHF million)
Year ended December 31	Notes	2002	2001

Assets
Invested assets
Common stock treasury shares		5.7	—
Investments in affiliates	4	2,809.5	2,809.5
Note receivable from Converium Reinsurance (North America) Inc.	5	208.1	249.4
Short term loan to Converium Ltd		32.2	—
Short term investments		5.0	—

Total invested assets		3,060.5	3,058.9

Current assets
Cash and cash equivalents		1.2	28.4
Other receivables from affiliates		43.2	12.0
Accrued income		1.5	1.8

Total current assets		45.9	42.2

Total assets		3,106.4	3,101.1

Liabilities and shareholders’ equity
Liabilities
Note payable to Converium Ltd	6	—	249.4
Note payable to Converium Finance S.A. Luxembourg	6	208.1	—
Other payables to affiliates		3.3	23.5
Accrued expenses		38.7	20.0

Total liabilities		250.1	292.9

Shareholders’ equity
Common stock	9	400.0	400.0
Additional paid-in capital (general legal reserve)		2,404.5	2,409.7
Reserve for treasury shares	9	5.7	—
Retained earnings, beginning of period		-1.5	—
Net income (loss)		47.6	-1.5

Retained earnings, end of period		46.1	-1.5

Total equity		2,856.3	2,808.2

Total liabilities and shareholders’ equity		3,106.4	3,101.1

The notes to the financial statements are an integral part of these financial statements.

Converium Holding Ltd

Notes to the financial statements

1.	Basis of preparation

Converium Holding Ltd presents its financial statements in accordance with Swiss Law, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States (US GAAP). The primary differences from US GAAP are that these Swiss Law statements are unconsolidated, and the Investments in affiliates are carried at a value no higher than their cost less adjustments for impairment, if any, rather than at their US GAAP net equity.

2.	Summary of significant accounting policies

(a)  Foreign currency translation
 Assets and liabilities in foreign currencies are translated at the end of period exchange rates, whereas statements of income are translated at average exchange rates for the period. The resulting exchange differences are recorded in the statement of income.

(b)  Investments in affiliates
 Investments in affiliates are equity interests, which are held on a long-term basis for the purpose of the holding company’s business activities. They are carried at a value no higher than their cost less adjustments for impairment, if any.

3.	Taxes

As a Swiss holding company, Converium Holding Ltd is not subject to income taxes on its dividend income on its Investments in affiliates. The tax expense consists mainly of income tax for the year 2002.

4.	Investments in affiliates

Investments in affiliates consist of a 100% interest in Converium Ltd with a carrying value of CHF 2,809.5 million.

5.	Notes receivable from Converium Reinsurance (North America) Inc.

The note receivable from Converium Reinsurance (North America) Inc. is a surplus contribution note with a principal of US$ 150.0 million bearing interest at 8.75% per annum. It was issued on October 1, 2001 and is due on October 1, 2006.

6.	Note payable to Converium Finance S.A., Luxembourg

The note payable to Converium Finance S.A., Luxembourg has a principal of US$ 150.0 million with interest of 7.0% per annum. It was originally issued on October 1, 2001 and is due on October 1, 2006. As of December 31, 2001, it was payable to Converium Ltd but during 2002 it was transferred by Converium Ltd to Converium Finance S.A., Luxembourg.

7.	Royalty Fees

Converium Holding Ltd receives from its subsidiaries a royalty fee of 1% of net premiums written on a local statutory basis for use of the Converium brand name.

8.	Guarantee

Converium Finance S.A., Luxembourg issued guaranteed subordinated notes due in 2032 of US$ 200.0 million with interest of 8.25% payable quarterly in arrears. Converium Holding Ltd, jointly and severally along with Converium Ltd, irrevocably and unconditionally guarantee on a subordinated basis payments on these notes.

Converium Holding Ltd

Notes to the financial statements (continued)

9.	Shareholders’ equity

a) Changes in equity

(CHF million, except share information)	Number	Common		Reserve for	Retained	Total
	of shares	stock	APIC1)	treasury shares	earnings2)	equity

Balance as of January 1, 2001	—	—	—	—	—	—
Incorporation on June 19, 2001	10,000	0.1	—	—	—	0.1
Share capital increase and contributions	39,990,000	399.9	2,409.7	—	—	2,809.6
Net loss	—	—		—	-1.5	-1.5

Balance as of December 31, 2001	40,000,000	400.0	2,409.7	—	-1.5	2,808.2

Balance as of January 1, 2002	40,000,000	400.0	2,409.7	—	-1.5	2,808.2
Share capital increase	6,217	—	0.5	—	—	0.5
Reserve for treasury shares	—	—	-5.7	5.7	—	—
Net income	—	—	—	—	47.6	47.6

Balance as of December 31, 2002	40,006,217	400.0	2,404.5	5.7	46.1	2,856.3

1)	Additional paid-in capital (general legal reserve)

2)	Before appropriation of available earnings

b) Issued share capital
 The share capital of CHF 400,062,170 and CHF 400,000,000 as of December 31, 2002 and 2001 respectively, consists of 40,006,217 and 40,000,000 fully paid in registered shares with a nominal value of CHF 10 each. All shares are entitled to receive dividends. Through the exercise of option or conversion rights, the share capital has been increased to CHF 400,062,170 by issuing 6,217 shares with a nominal value of CHF 10 each.

c) Conditional share capital
 Pursuant to Converium Holding Ltd’s Articles of Incorporation, share capital can be increased by the issuance of a maximum of four million fully paid registered shares of CHF 10 nominal value each, amounting to a maximum of CHF 40 million, in conjunction with Converium Group’s obligations to employees and members of the Board of Directors under various compensation plans. At December 31, 2002, CHF 62,170 of the conditional share capital, or 6,217 ordinary shares, have been exercised.

	Number of
	shares of	Conditional
	conditional share	share capital
	capital	(CHF)

Resolution by extraordinary general meeting of September 24, 2001 on conditional share capital	4,000,000	40,000,000
Balance, December 31, 2001	4,000,000	40,000,000
Share capital increase	-6,217	-62,170

Balance, December 31, 2002	3,993,783	39,937,830

d) Reserve for treasury shares

The table below shows the movements in treasury shares of Converium Holding Ltd held by Converium Group.

		Purchase/
	Number	sales value
	of shares	(CHF million)

Reserve for treasury shares
Balance, December 31, 2001	—	—
Purchases	349,126	22.8
Sales	247,556	17.1

Balance, December 31, 2002	101,570	5.7

Average purchase price of additions	CHF 65.27	—
Average selling price	CHF 69.16	—

Converium Holding Ltd

Notes to the financial statements (continued)

10.	Shareholders

As of December 31, 2002, 1,569 shareholders holding 24.7 million shares were registered in the share register of Converium Holding Ltd. 1,220 of these shareholders were private individuals holding 1.25% of the total number of outstanding shares, 131 were foundations and pension funds holding 3.27% and 218 were other legal entities holding 57.16% of the total number of outstanding shares

In accordance with the notification requirements as set by the SWX Swiss Exchange the following share holdings were notified to Converium Holding Ltd:

•	Fidelity International Limited (“Fidelity”), Hamilton/Bermuda – 10.06% (date of notification November 7, 2002)

•	Wellington Management Company (“Wellington”), LLP, Boston/Massachusetts, U.S.A. – 7.68% (date of notification January 11, 2002)

Wellington is an investment advisor and portfolio manager having voting authority for 47 investment advisory clients, none of which individually has an individual shareholding in excess of 5%. Fidelity is an investment advisor, which provides investment advisory and management services to a number of non-U.S. investment companies or instrument trusts and certain institutional investors.

Only one shareholder, a fund managed by Fidelity (Fidelity Fund SICAV, Luxemburg – 6.61%) is registered in our share register with an individual shareholding which exceeds the 5% threshold as specified in article 663c of the Swiss Code of Obligations.

In February 2003, Putnam Investment Management, LLC, and The Putnam Advisory Company, LLC (together “Putnam”), One Post Office Square, Boston MA 02109, reported that it has acquired 2,029,788 registered shares in Converium Holding Ltd. This corresponds to 5.074% of Converium’s registered shares. Theses shares are held in various funds managed by Putnam. None of these funds is holding shares in an amount which exceeds 5% of Converium’s registered share capital, and the shares are held for investment purposes. Each Putnam entity is an investment advisor registered in the United States pursuant to the Investment Advisors Act of 1940.

Converium Holding Ltd

Proposed appropriation of available earnings

CHF

Retained earnings brought forward from the previous year	-1,503,143
Profit for the financial year	47,644,537

Available earnings	46,141,394

		Nominal
	Number of	capital
	registered shares	CHF

Share structure
For the financial year 2002
Eligible for dividend	40,006,217	400,062,170

Total shares issued	40,006,217	400,062,170

The Board of Directors proposes to the General Meeting to allocate this profit as follows:

CHF

Dividend	40,006,217
Allocation to reserves	5,000,000
Balances carried forward	1,135,177

Available earnings	46,141,394

The Board of Directors proposes at the Annual General Meeting an appropriation of the available earnings in accordance with the above table. If this proposal meets with the approval of the general meeting of shareholders in Zug, Switzerland on May 27, 2003, dividends of 1 CHF per share, or CHF 40,006,217, will be paid.

Zurich, February 5, 2003

On behalf of the Board of Directors of Converium Holding Ltd

Peter C. Colombo	Georg Mehl

Directors’ and officers’ compensation and audit fees

Board of Directors

The Board and its members are entirely independent, marking the beginning of a new phase of self-directed governance for the business comprising Converium Group. Each member has relationships that are important to Converium, and will help to extend its reach in the global insurance environment.

Peter C. Colombo, Chairman	since November 16, 2001
Georg Mehl, Vice-Chairman	since November 16, 2001
Terry G. Clarke	since January 01, 2002
Jürgen Förterer	since November 16, 2001
Derrell J. Hendrix	since November 16, 2001
George G.C. Parker	since November 16, 2001
Anton K. Schnyder	since November 16, 2001

In compensation for their services, the members of the Board receive a fixed cash sum and share options for each annual term, the time period from one Annual General Meeting to the next.

Position	Cash compensation (US$)	Equity compensation (US$)

Chairman	60,000	75,000 in options
Vice-Chairman	50,000	60,000 in options
Directors	40,000	50,000 in options

The following table illustrates the compensation paid to each of the members of the Board of Directors in 2002.

Total cash compensation paid in 2002	(US$)

Peter C. Colombo	46,814
Georg Mehl	39,012
Terry G. Clarke	28,534
Jürgen Förterer	31,210
Derrell J. Hendrix	31,210
George G.C. Parker	31,210
Anton K. Schnyder	31,210

The cash compensation paid to the Board at the date of each Annual General Meeting (AGM) comprises of 50% of the cash compensation due for the ending annual period and 50% of the cash compensation due for the commencing annual period. Due to the fact that the ending period at the AGM held in 2002 was pro rata temporis for the time since the Board’s election on November 16, 2001, (January 1, 2002, for Terry G. Clarke), the cash compensation paid in 2002 does not represent a full annual compensation.

The members of the Board of Directors have the following shareholding in the Group:

	Shares allocated	Shares held at	Options allocated	Options held at
	in 2002	December 31, 2002	in 2002	December 31, 2002

Peter C. Colombo	—	60	1,406	1,406
Georg Mehl	—	220	1,125	1,125
Terry G. Clarke	—	—	681	681
Jürgen Förterer	—	—	937	937
Derrell J. Hendrix	—	—	937	937
George G.C. Parker	—	500 *	937	937
Anton K. Schnyder	—	—	937	937

*     ADSs

We have retained The RISConsulting Group LLC, of which Mr. Hendrix is Manager and Chief Executive Officer for certain consulting services. For 2002, we have paid a total of US$ 0.25 million in fees to the RISConsulting Group.

Directors’ and officers’ compensation and audit fees (continued)

Group Executive Committee
 Converium’s lead executives comprise an executive management team, the Group Executive Committee. It has five members: The Group Chief Executive Officer, the Chief Executive Officers of the business segments Converium Zurich, Converium North America, Converium Cologne/Converium Life, and the Group Chief Financial Officer. The Group Executive Committee is responsible for implementing the Group’s overall strategy, ensuring effective collaboration between each of Converium’s subsidiaries and business segments, and reviewing progress against financial and operating plans as approved by the Board of Directors. The members of the Group Executive Committee are: Dirk Lohmann, Richard E. Smith, Frank Schaar, Benjamin Gentsch and Martin A. Kauer.

The total aggregate compensation of the officers of the Group Executive Committee in 2002 was as follows:

US$ 5,015,195, including base salary and cash awards made under short and long term incentive plans paid during 2002 (Group Annual Incentive Plan), IPO related incentive payments and the estimated value of other compensation-related items. In addition, Group Executive Committee members held shares and options at the end of December 2002. Some were awarded under Converium’s new share plan, some converted to Converium shares and options from Converium’s former parent, Zurich Financial Services, and others bought in conjunction with the IPO or otherwise.

	Shares allocated	Shares held at	Options allocated	Options held at
	in 2002*	December 31, 2002*	in 2002	December 31, 2002

Dirk Lohmann	7,122	24,808	37,067	199,919
Richard E. Smith	10,357	41,854	33,857	112,835
Frank Schaar	1,418	5,049	9,578	61,276
Benjamin Gentsch	1,639	6,681	7,286	30,251
Martin A. Kauer	2,171	8,358	10,770	63,889

*     includes vested and unvested shares

Loans to the Board and the officers of the Group Executive Committee
 In 2002, Converium has not provided any loans, advance payments or credit lines to its directors and officers. As of the end of December 2002 there are no such loans, advance payments or credit lines outstanding.

Audit fees
 For 2002, Converium has appointed PricewaterhouseCoopers Ltd as Group auditors. Listed below are the fees for services rendered by PricewaterhouseCoopers Ltd for services performed related to the year 2002. Amounts are shown in US$ 000s.

Audit fees	1,892
Audit related fees (a)	555
Tax advisory services	143
Other non-audit fees	136

Audit related fees (a)	2,726

(a)  Includes fees for consents, reviews of and required procedures related to SEC filings and debt registration statements, and other assistance.

Converium Group

Financial Results 2002

Outlook 2003

February 11, 2003

converium
the next Re generation

Converium Group Financial Results 2002 Outlook 2003 February 11, 2003

Important Disclaimer Although all reasonable care has been taken to ensure the facts stated herein are accurate and that the opinions contained herein are fair and reasonable, this document is selective in nature and is intended to provide an introduction to, and overview of, the business of Converium. Where any information and statistics are quoted from any external source, such information or statistics should not be interpreted as having been adopted or endorsed by Converium as being accurate. Neither Converium nor any of its directors, officers, employees and advisors nor any other person shall have any liability whatsoever for loss howsoever arising, directly or indirectly, from any use of this presentation. This content of this document should not be seen in isolation but should be read and understood in the context of any other material or explanations given in conjunction with the subject matter. This document contains forward looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as 'expects', 'should continue', 'believes', 'anticipates', 'estimated' and 'intends'. The specific forward looking statements cover, among other matters, the improving reinsurance market, the expected losses related to the 11 September attack on the United States, the outcome of insurance regulatory reviews, the Company's operating results, the rating environment and the prospect for improving results and unaudited reports on premium volume developments. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include general economic conditions, including in particular economic conditions; the frequency, severity and development of insured loss events arising out of catastrophes; as well as man made disasters such as the 11 September attack on the United States; the ability to exclude and to reinsure the risk of loss from terrorism; fluctuations in interest rates; returns on and fluctuations in the value of fixed income investments, equity investments and properties; fluctuations in foreign currency exchange rates; rating agency actions; changes in laws and regulations and general competitive factors, and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission and the Swiss Exchange. The Company does not assume any obligation to update any forward looking statements, whether as a result of new information, future events or otherwise. Please further note that the company has made it a policy not to provide any quarterly or annual earnings guidance and it will not update any past outlook for full year earnings. It will however provide investors with perspective on its value drivers, its strategic initiatives and those factors critical to understanding its business and operating environment.

Solid performance in 2002 - Strong renewals 2003 Reinsurance Environment Continued reinsurer exits and restructurings Converium emerging as a winner from industry shakeout Converium Results 2002 Net income 2002: US$ 106.8 million Substantial improvement of underwriting performance Positive investment result despite turmoil in capital markets Strong Renewals Jan-2003 In-force non-life premium growth > 20% on renewable premiums Strong global market presence and solid balance sheet helped to seize opportunities in a market environment favorable to Converium

Converium Group – continued improvements in underlying performance

©Converium
Financial Results 2002
Outlook 2003
February 11, 2003

Page 4

US$m	4Q02	2002	2001	%
Gross premiums written	1,017	3,536	2,881	+22.7
Net premiums written	933	3,322	2,483	+33.8
Net premiums earned	894	3,166	2,295	+38.0
Non-life combined ratio	102.3%	104.2%	129.0%	-24.8pts
Pre-tax operating (loss) income	35	68	-461	n.m.
Net (loss) income	81	107	-367	n.m.

		US$
Book value per share	as of 31.12.01	39.27
Book value per share	as of 31.12.02	43.55

Converium Group - continued improvements in underlying performance +22.7 +33.8 +38.0 -24.8pts n.m. n.m. 2,881 2,483 2,295 129.0% -461 -367 3,536 3,322 3,166 104.2% 68 107 1,017 933 894 102.3% 35 81 Gross premiums written Net premiums written Net premiums earned Non-life combined ratio Pre-tax operating (loss) income Net (loss) income % 2001 2002 4Q02 US$m US$ Book value per share as of 31.12.01 Book value per share as of 31.12.02 39.27 43.55

Converium Non-life
Improving underlying performance

©Converium
Financial Results 2002
Outlook 2003
February 11, 2003

Page 5

US$m	4Q02	2002	2001	%
Net premiums earned	842.7	3,001.1	2,170.1	+38.3
Non-life loss ratio	76.8%	77.8%	99.7%	-21.9pts
Non-life underwriting expense ratio	20.9%	21.1%	23.2%	-2.1pts
Non-life administration expense ratio	4.6%	5.3%	6.1%	-0.8pts
Non-life combined ratio	102.3%	104.2%	129.0%	-24.8pts
Prior years' development	7.7%	4.9%	5.7%	-
September 11	-	-	12.6%	-
Adjusted non-life combined ratio (excluding prior years' developments and September 11 but including Enron and European floods)	94.6%	99.3%	108.8%	-9.5pts

Converium Non-life Improving underlying performance -9.5pts 108.8% 99.3% Adjusted non-life combined ratio (excluding prior years' developments and September 11 but including Enron and European floods) - - 5.7% 12.6% 4.9% - Prior years' development September 11 +38.3 -21.9pts -2.1pts -0.8pts -24.8pts 2,170.1 99.7% 23.2% 6.1% 129.0% 3,001.1 77.8% 21.1% 5.3% 104.2% Net premiums earned Non-life loss ratio Non-life underwriting expense ratio Non-life administration expense ratio Non-life combined ratio % 2001 2002 4Q02 US$m 842.7 76.8% 20.9% 4.6% 102.3% 7.7% - 94.6%

©Converium
Financial Results 2002
Outlook 2003
February 11, 2003

Page 6

Converium Life
Continuing to face a volatile environment

US$m	4Q02	2002	2001	%
Gross premiums written	63.9	199.0	164.8	20.8
Net premiums written	49.4	168.0	141.4	18.8
Net premiums earned	50.9	164.4	125.1	31.4
Segment loss	-11.7	-19.4	-7.1	173.2
Embedded value (at December 31, 2002)		34.2	36.6	-6.6

Converium Life Continuing to face a volatile environment Growth in gross premiums written attributable to successful new business production in late 2002 Segment loss due to: Higher expected morbidity and mortality rates (as reported in 3Q02) and Reserve strengthening in 4Q02 of US$ 14.4 million on a closed block of variable annuity business 20.8 18.8 31.4 173.2 -6.6 164.8 141.4 125.1 -7.1 36.6 199.0 168.0 164.4 -19.4 34.2 63.9 49.4 50.9 -11.7 Gross premiums written Net premiums written Net premiums earned Segment loss Embedded value (at December 31, 2002) % 2001 2002 4Q02 US$m

Core profitability – exceptionally strong result in Aviation & Space

© Converium
Financial Results 2002
Outlook 2003
February 11, 2003

Page 7

Strong growth and favorable loss experience in 2002

Net combined ratio Aviation & Space (%)
150%
100%
50%
0%
222.1%
135.2%
112.9%
86.9%
82.3%
2000
2001
2002
Impact of September 11
Net of September 11

Premiums Aviation & Space (US$m)
500
400
300
200
100
0
130
117
228
125
409
363
2000
2001
2002
Gross premiums written
Net premiums earned

Core profitability - exceptionally strong result in Aviation & Space Strong growth and favorable loss experience in 2002 222.1%

Positive investment result despite turmoil in capital markets Total investment result of US$ 241.5 million Average annualized total investment yield: 4.1% Below plan Net realized capital losses of US$ 10.3 million Offsetting gains from fixed income and losses from equities Strict impairment rules applied Low equity weighting, high quality fixed income portfolio is paying off

Converium Group
Financial Results 2002

Martin Kauer, Chief Financial Officer

converium
the next Re generation

Converium Group Financial Results 2002 Martin Kauer, Chief Financial Officer

Financial results 2002: substantial improvement of underlying performance continues Retention ratio (%) (US$m) 2002 change 2001 Gross premiums written 3,536 +23% 2,881 Net premiums written 3,322 +34% 2,483 Net premiums earned 3,166 +38% 2,295 Non-life combined ratio (%) 104.2 -24.8 pts 129.0 Adjusted non-life combined ratio (%) 99.3 -9.5 pts 108.8 Total investment results 242 +15% 210 Net income (loss) 107 +474 -367 Earnings (loss) per share (US$) 2.68 +11.86 -9.18 Book value per share (US$) 43.55 +10.9% 39.27 Dividend per share (CHF) 1.00 - - Adjusted non-life combined ratio: excluding prior years' reserve developments, September 11 but including Enron and European floods

©Converium
Financial Results 2002
Outlook 2003
February 11, 2003

Page 11

Strong profitable growth driven by specialty lines

4'000
3'500
3'000
2'500
2'000
1'500
1'000
500
0
Premiums (US$m)
3'536
3'322
3'166
2'881
2'483
2'295
+22.7%
+33.8%
+38.0%
2001
2002
Gross premiums written
Net premiums written
Net premiums earned

Growth in net premiums written driven by Aviation & Space: +105% to US$370m Liability: +64% to US$751m Accident & Health: +54% to US$180m Engineering: +45% to US$117m Retention ratio: 94.0% (2001: 86.2%) Underwriting skills matter: our strategy to focus on specialty lines pays off Strong profitable growth driven by specialty lines +22.7% +33.8% +38.0%

©Converium
Financial Results 2002
Outlook 2003
February 11, 2003

Page 12

Positive results of re-underwriting and restructuring coming through

Adjusted non-life combined ratio (%)
125
100
75
50
25
0
108.8%
99.3%
80.0
72.9
-7.1pts
23.2
21.1
-2.1pts
6.1
5.3
-0.8pts
2001
2002
Adjusted non-life loss ratio
Non-life underwriting expense ratio
Non-life administration expense ratio

Our strategy to maintain strong underwriting discipline and profitability focus pays off Re-underwriting Stringent performance targets Strict sign-off rules Restructuring of underwriting process finalized Ivory towers demolished Substantial improvement of our non- life book throughout 2002 Adjusted non-life combined ratios decreased from 102.4% (1Q02) to 94.6% (4Q02) Positive results of re-underwriting and restructuring coming through Adjusted non-life combined ratio: excluding prior years' reserve developments, September 11 but including Enron and European floods -7.1pts -2.1pts -0.8pts 99.3% 108.8%

© Converium
Financial Results 2002
Outlook 2003
February 11, 2003
Page 13

Balance sheet set up to weather adverse investment climate

Reduced exposures in bond and equity portfolios

7000
6000
5000
4000
3000
2000
1000
0
Total invested assets (US$m)
6'117
4'916
1'648
1'599
+3.1%
+52.5%
2'473
3'771
701
-24.3%
531
2001
2002
Real estates
Funds Withheld Assets
Fixed maturities (incl. short-term and other)
Equity securities

Balance sheet set up to weather adverse investment climate Reduced exposures in bond and equity portfolios Equity securities Strategic asset allocation: 10.0% Actual asset allocation: 8.7% (including PSP) Less volatility due to passive asset management approach Fixed maturities Strategic asset allocation: 85.0% Actual asset allocation: 88.4% (incl. Funds Withheld Asset) Quality enhanced AAA-rated: > 80.0% Duration reduced +3.1% +52.5% -24.3% 4'916 6'117

Positive investment result despite turmoil in capital markets Transition of portfolios executed (US$m) 2002 change 2001 Net investment income 251.8 + 10% 228.7 Average net investment income yield (pre-tax) 4.3% -0.4 pts 4.7% Net realized capital losses -10.3 +8.1 -18.4 (2002: < 0.2% of total invested assets) Impairment charge -48.3 +34.2 -82.5 Total investment result 241.5 +15% 210.3 Average total investment yield (pre-tax) 4.1% -0.2 pts 4.3%

Substantial improvement of underlying profitability drives net income

©Converium
Financial Results 2002
Outlook 2003
February 11, 2003

Page 15

4Q02: Reserve actions offset by strong earnings

125
100
75
50
25
0
-25
Net income (US$m)
106.8
-367.4
2001
2002
Net income (loss)

Substantial improvement of underlying profitability drives net income 4Q02 Net income: US$81m (plus US$ 88m compared to 2001) Adjusted non-life combined ratio: 94.6% (full year 2002: 99.3%) Aviation & Space: US$64m (technical result) 2002 - Return on equity: 6.8% despite Adverse investment climate Reserve actions of US$148.5m in 2002 4Q02: Reserve actions offset by strong earnings Adjusted non-life combined ratio: excluding prior years' reserve developments, September 11 but including Enron and European floods

©Converium
Financial Results 2002
Outlook 2003
February 11, 2003

Page 16

1000
750
500
250
0
Cash flow from operating activities (US$m)
+179.4%
311.5
870.4
2001
2002
Cash flow from operating activities

Our strategy to build on the expertise to write long-tail specialty lines pays off Invested assets as a key value driver for future earnings Total invested assets plus 24% to US$6.1bn as per December 31, 2002 Strong cash flow drives invested assets and future investment income +179.4%

©Converium
Financial Results 2002
Outlook 2003
February 11, 2003

Page 17

+10.9%
Book value per share (%)
50
40
30
20
10
0
39.27
41.60
43.55
12/31/2001
6/30/2002
12/31/2002

Increased capital base enables Converium to benefit from the hard reinsurance market High asset quality High quality bond portfolio Stringent impairment rules Limited credit risk Shareholders' equity of US$1.7bn 10.6% increase compared to year-end 2001 Claims supporting capital further strengthened to more than US$2.1bn 8.25% Guaranteed Subordinated Notes due 2032 Book value increased despite capital market turmoil and reserve actions +10.9%

©Converium
Financial Results 2002
Outlook 2003
February 11, 2003

Page 18

September 11	Exposure capped
Asbestos & Environmental	Practically no A&E exposure Survival ratio: 13.5 years
Solid reserves	Reserving-discipline maintained
Invested Assets	Equity portfolio: exposure reduced Bond portfolio: quality enhanced Bond portfolio: duration reduced
Strong capitalization	Hybrid issue possible due to NYSE-listing Claims supporting capital: > US$2.1bn
Best practice	Disclosure Risk management (including ALM) Corporate Governance

Converium Group - balance sheet integrity to harvest in hard markets Asbestos & Environmental September 11 Exposure capped Practically no A&E exposure Survival ratio: 13.5 years Reserving-discipline maintained Strong capitalization Hybrid issue possible due to NYSE-listing Claims supporting capital: > US$2.1bn Best practice Disclosure Risk management (including ALM) Corporate Governance Solid reserves Equity portfolio: exposure reduced Bond portfolio: quality enhanced Bond portfolio: duration reduced Invested Assets

Converium Group
Outlook 2003

Dirk Lohmann, Chief Executive Officer

converium
the next Re generation

Converium Group Outlook 2003 Dirk Lohmann, Chief Executive Officer

©Converium
Financial Results 2002
Outlook 2003
February 11, 2003

Page 20

Market unrest in reinsurance industry creating new opportunities

Top global professional reinsurers at the time of Converium's IPO (December 2001)	Total net reinsurance premiums written 2001 in US$ million
1 Swiss Re	16,982
2 Munich Re	16,614
3 Berkshire Hathaway Group	11,984
4 GE Global Insurance Holding	7,392
5 Hannover Re Group	6,289
6 Gerling Global Reinsurance Group	4,410
7 SCOR	3,652
8 AXA Corporate Solutions Group	2,490
9 Converium	**2,483**
10 Transatlantic Holdings Inc. Group	1,906
11 Partner Re Group Ltd.	1,825
12 XL Capital	1,714
13 St. Paul Companies	1,681
14 Everest Reinsurance Group	1,560

Source: A.M. Best Special Report, August 2002 (updated yearly)

Converium emerging as a winner in the reshuffling of the reinsurance market Market unrest in reinsurance industry creating new opportunities

Converium Group - Renewal 2003

©Converium
Financial Results 2002
Outlook 2003
February 11, 2003

Page 21

January 1 non-life renewal portfolio growth > 20%

4'000
3'500
3'000
2'500
2'000
1'500
1'000
500
0
(US$m)
3'237
1'162
2'075
649
1'426
417
676
2'519
3'680
Total in-force book before Jan-1
Later Renewals
Up for Jan-1 Renewal
Cancelled or non-renewed business
Renewed
Rate and share increases
New business
Completed Renewals
Total in-force book after Jan-1

Total in-force book before Jan-1 Later Renewals Up for Jan-1 Renewal Cancelled or non-renewed business Renewed Rate and share Increases New business Completed Renewals Total in-force book after Jan-1 1162 2588 1162 1162 1162 1161 Column 2 0 1426 1843 3237 1162 2075 649 1426 417 676 2519 3680 Converium Group - Renewal 2003 January 1 non-life renewal portfolio growth > 20% Total estimated annual gross premium income of in-force business (unaudited) based on underwriters' reports

Converium Group - Renewal 2003 Industry shakeout most accentuated in European markets, due to the exit and repositioning of several competitors Converium was able to fully deploy its platform and long-standing market presence and relationships: Strong growth in specialty lines Significant breakthrough in Continental European markets where local presence and intimate market knowledge matters Seizing new opportunities in Continental Europe

Significant breakthrough in Continental Europe

© Converium
Financial Results 2002
Outlook 2003
February 11, 2003

Page 23

Non-life growth rates, January 2002 – January 2003

Distribution split of in-force portfolio
Austria
313%
75%
Germany
57%
79%
Italy
79%
75%
Switzerland
69%
69%
Direct Relationship with clients
Relationship via Broker
0%
50%
100%
150%
200%
250%
300%
350%

Significant breakthrough in Continental Europe Based on estimated annual premium income of in-force business (unaudited), excluding Aviation & Space Non-life growth rates, January 2002 - January 2003 Direct Relationship with clients Relationship via Broker 75% 75% 69% Distribution split of in-force portfolio

Outlook 2003 - Life Successful repositioning in Europe Increasing presence in Germany and Switzerland Positive build-up of activities of our branch offices in Italy and France Cautious approach in the United States Adverse rate developments in individual life Anticipate further opportunities in traditional life financing reinsurance We continue to uphold our long-term strategic objective to increase our presence in the life reinsurance market Impact of new CUO appointed in September 2002 already apparent

©Converium
Financial Results 2002
Outlook 2003
February 11, 2003

Page 25

Converium Group
In-force portfolio by line of business

By LoB after January renewal

4.4%
4.7%
5.2%
14.2%
3.3%
2.2%
6.6%
11.5%
7.0%
5.3%
14.9%
20.7%
Liability
Professional Liability
Property
Motor
Credit & Surety
Workers Compensation
Aviation & Space
Accident & Health
Marine
Engineering
Specialized & other
Life

Growth compared to December 31, 2002

7%
10%
19%
15%
8%
49%
22%
8%
-9%
-1%
-7%
2%
-20%
0%
20%
40%
60%

Life 0.019 Specialized & other -0.065 Engineering -0.013 Marine -0.089 Accident & Health 0.083 Aviation & Space 0.215 Workers Compensation 0.49 Credit & Surety 0.078 Motor 0.15 Property 0.191 Professional Liability 0.097 Liability 0.065 Converium Group In-force portfolio by line of business Liability 0.052 Professional Liability 0.142 Property 0.207 Motor 0.149 Credit & Surety 0.053 Workers Compensation 0.07 Aviation & Space 0.115 Accident & Health 0.066 Marine 0.022 Engineering 0.033 Specialized & other 0.044 Life 0.047 Total estimated annual gross premium income of in-force business (unaudited) US$3.8bn based on underwriters' reports Growth compared to December 31, 2002 By LoB after January renewal

Converium Group
In-force portfolio by country

©Converium
Financial Results 2002
Outlook 2003
February 11, 2003

Page 26

By country after January renewal

4.6%
3.1%
17.4%
10.2%
5.1%
3.0%
41.5%
3.6%
11.5%
Germany
France
UK
Rest of Europe
Far East
Near & Middle East
North America
Latin America
Worldwide
(Aviation)

Growth compared to December 31, 2002

18%
32%
7%
21%
11%
1%
13%
-4%
22%
-20%
0%
20%
40%

WW (Aviation) 0.215 Latin America -0.042 North America 0.133 Near & Middle East 0.014 Far East 0.11 Rest of Europe 0.206 UK 0.067 France 0.319 Germany 0.178 Converium Group In-force portfolio by country Germany 0.046 France 0.031 UK 0.174 Rest of Europe 0.102 Far East 0.051 Near & Middle East 0.03 North America 0.415 Latin America 0.036 WW Aviation 0.115 Total estimated annual gross premium income of in-force business (unaudited) US$3.8bn based on underwriters' reports By country after January renewal Germany France UK Rest of Europe Far East Near & Middle East North America Latin America Worldwide (Aviation) Growth compared to December 31, 2002

Solid performance in 2002 - Strong renewals 2003 Industry reshuffling to continue Continued reinsurer exits and restructurings Converium emerging as a winner from industry shakeout Core profitability continues to improve Net income 2002: US$ 106.8 million Improved underwriting performance Positive investment result, strong cash flows Strong renewals Jan-2003 Non-life renewal portfolio growth > 20% Strong growth in specialty lines and Continental European markets Distribution matters!

Appendices

© Converium
Financial Results 2002
Outlook 2003
February 11, 2003

Page 30

Underwriting years (premiums written)
2001
2002
2003
2004
2005
Hardening Market
Hard Market
Hard Market
Hard Market
Accounting years (premiums earned)
2001
2002
2003
2004
2005
U/W YEAR 2001
U/W YEAR 2002
U/W YEAR 2003
U/W YEAR 2004

When do price increases flow through to the bottom line? Dynamics of rate changes - full benefits of hard markets in 2003 Underwriting years (premiums written) Accounting years (premiums earned) U/W YEAR 2001 U/W YEAR 2002 2001 2002 2003 Hard Market Hardening Hard Market Market 2002 2001 2003 Hard Market 2004 2004 U/W YEAR 2003 2005 2005 U/W YEAR 2004

©Converium
Financial Results 2002
Outlook 2003
February 11, 2003

Page 31

Converium
25% share-holding[1]
25% share in pools
Global Aerospace Underwriting Management
pool management
Converium
Berkshire Hathaway
Munich Re
Royal & SunAlliance
Tokio Marine and Fire
Mitsui Sumitomo

[1] Subject to regulatory approval

Converium's position in the top-echelon of aviation reinsurers further strengthened Converium's share in the pools managed by GAUM Up to Dec 31, 2002: 9% Starting Jan 1, 2003: 25% Strategic alliance with GAUM, one of the world's leading managing agents for aviation and aerospace risks Total annual gross premium income of the pools > US$1bn 8.5% ceded out Global Aerospace Underwriting Management pool management Converium 25% share- holding1 25% share in pools 1 Subject to regulatory approval

©Converium
Financial Results 2002
Outlook 2003
February 11, 2003

Page 32

Converium modeled exposure to natural catastrophe events

(US$m)	US Earthquake	US Hurricane	Euro Windstorm	Japan Earthquake	Caribbean Hurricane
Gross Exposure	314.0	345.0	372.0	294.0	140.0
Traditional Retrocession	150.0	150.0	200.0	200.0	90.0
Trinom Coverage	27.0	40.0	24.0	0.0	0.0
Net Exposure	137.0	155.0	148.0	94.0	50.0

(US$m)	Mexico Earthquake	Switzerland Earthquake	Japan Typhoon	Australia Earthquake	Israel Earthquake
Gross Exposure	83.0	84.0	141.0	140.0	83.0
Traditional Retrocession	33.0	34.0	91.0	90.0	33.0
Trinom Coverage	0.0	0.0	0.0	0.0	0.0
Net Exposure	50.0	50.0	50.0	50.0	50.0

Converium modeled exposure to natural catastrophe events Analysis performed on Converium global in-force portfolio after the January 1, 2003 renewals. Traditional retrocession cover as in place from January 1, 2003. Includes potential recoveries from Trinom A1 tranche and preference shares. Exposure to events having a return period of once in 250 years

©Converium
Financial Results 2002
Outlook 2003
February 11, 2003

Page 33

3500
3000
2500
2000
1500
1000
500
0
Net premiums written (US$m)
209
533
440
239
677
570
219
845
818
258
898
1185
290
1194
1671
1998
1999
2000
2001
2002
Converium Cologne
Converium North America
Converium Zurich

Converium non-life - emerging as a winner in the reshuffling of the reinsurance market

Converium Life – realignment to implement Group strategy

©Converium
Financial Results 2002
Outlook 2003
February 11, 2003

Page 34

250
200
150
100
50
0
Net premiums written (US$m)
165
141
125
199
168
164
4Q2001
4Q2002
Gross premiums written
Net premiums written
Net premiums earned

Converium Life - realignment to implement Group strategy Impact of new CUO appointed in September 2002 already apparent Embedded value 31/12/2001: US$ 36.6m 31/12/2002: US$ 34.2m

Investments - from actively to passively managed portfolios

©Converium
Financial Results 2002
Outlook 2003
February 11, 2003

Page 35

This transition results in higher trading activities

Converium Group
Strategic Asset Allocation
Global Custodian
Converium Zurich
Bonds: passively managed
Equities: passively managed
Converium North America
Bonds: passively managed
Equities: passively managed
Converium Cologne
Bonds: passively managed
Equities: passively managed
Converium Life
Bonds: passively managed
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03

Converium Group Converium Zurich Converium North America Converium Cologne Converium Life Investments - from actively to passively managed portfolios 4Q01 1Q02 2Q02 3Q02 4Q02 1Q03 This transition results in higher trading activities Strategic Asset Allocation Bonds: passively managed Global Custodian Bonds: passively managed Equities: passively managed Equities: passively managed Bonds: passively managed Equities: passively managed Bonds: passively managed

Positive investment result despite turmoil in capital markets Low equity weighting, high quality fixed income portfolio is paying off Net investment income US$251.8m Average net investment income yield 4.3% (pre-tax) Net realized capital gains (losses) (US$10.3m) Restructuring of fixed income-portfolios Converium North America US$ 52.9m Converium Cologne US$ 10.0m Restructuring of equities-portfolios Converium North America (US$32.7m) Converium Cologne (US$15.5m) Realized capital gains (losses) WorldCom: fixed income (US$15.8m) Other realized capital gains US$39.1m Impairments 2002 (US$48.3m) Average total investment yield (pre-tax) 4.1%

©Converium
Financial Results 2002
Outlook 2003
February 11, 2003

Page 37

Cedents
Converium Reinsurance (North America) Inc. Net retention US$58m
Excess reinsurance collateralized LOCs
Cedents
Converium Rückversicherung (Deutschland) AG Net retention US$11m
Excess reinsurance collateralized Escrow account
Cedents
Zurich Financial Services
US$220m Extraordinary event limit
Converium Ltd

September 11 attack losses capped by ZFS - credit risks collateralized ZFS credit risks supported by LOCs, extraordinary event limit and escrow account September 11 exposure (net) US$289m Paid -US$68m Exposure at 12/31/2002 US$221m Converium Reinsurance (North America) Inc. Net retention US$58m Converium Ruckversicherung (Deutschland) AG Net retention US$11m Converium Ltd Zurich Financial Services Cedents Cedents Cedents US$220m Extraordinary event limit Excess reinsurance collateralized LOCs Excess reinsurance collateralized Escrow account

©Converium
Financial Results 2002
Outlook 2003
February 11, 2003
Page 38

Cedents
Reinsurance
Contracts
Zurich Insurance Company
ZFS credit risk
carried by cedents

Cedents
Reinsurance
Contracts
Zurich Insurance Company
Quota Share
Retrocession
Agreement
Converium Ltd
ZFS credit risk
carried by cedents
Clear set-off clause

Converium structured to minimize ZFS credit risk; all possible scenarios taken into consideration 01/01/87 to 09/30/01: Business written on Zurich Insurance Company's balance sheet Zurich Insurance Company Cedents Reinsurance Contracts ZFS credit risk carried by cedents Quota Share Retrocession Agreement established as of July 1, 2001 Converium Ltd Quota Share Retrocession Agreement Clear set-off clause Zurich Insurance Company Cedents Reinsurance Contracts ZFS credit risk carried by cedents Formation transactions for IPO: Quota Share Retrocession Agreement transfers economics of business originally written from 01/01/87 to 09/30/01 on Zurich Insurance Company's balance sheet to Converium Ltd

Converium structured to minimize ZFS credit risk; all possible scenarios taken into consideration Quota Share Retrocession Agreement established as of July 1, 2001 Quota Share Retrocession Agreement including Funds Withheld Asset established to transfer the economics of the business written from 01/01/87 to 09/30/01 on Zurich Insurance Company's balance sheet to Converium Ltd Funds Withheld Asset offsets Converium's reinsurance liability to ZFS Designed to avoid Converium credit risk for ZFS Funds Withheld Asset matched currencies and durations of reserves Reserves Investments Zurich Insurance Company Cedents Reinsurance Contracts ZFS credit risk carried by cedents Reserves Funds Withheld Asset Converium Ltd Funds held on behalf of 3rd parties Reinsurance recoverables Quota Share Retrocession Agreement (including FWA) set-off clause

©Converium
Financial Results 2002
Outlook 2003
February 11, 2003

Page 40

Cedents
Reinsurance
Contracts
ZFS credit risk
carried by cedents
Zurich Insurance Company
Investments
Reserves

In the past, Zurich Re used Zurich Insurance Company's balance sheet 01/01/87 to 09/30/01: Business written on Zurich Insurance Company's B/S Reserves Investments Zurich Insurance Company Cedents paid premiums - Zurich Insurance Company invested funds Investments Cedents ceded risks - Zurich Insurance Company assumed risks and set up reserves Reserves Cedents Reinsurance Contracts ZFS credit risk carried by cedents

Claims payments by ZFS - no cash outflow for Converium Claims payment to cedent by ZFS - no cash out for Converium ZFS pays claims to cedent based on original reinsurance contracts Cash out: reduction of Investments - reduction of Reserves - reduction of Reinsurance recoverables - reduction of Funds on behalf of 3rd parties Converium Ltd: no cash payment Reduction of Reserves - reduction of Funds Withheld Asset No ZFS credit risk - cedents continue to carry ZFS credit risks Reserves Investments Zurich Insurance Company Reinsurance Contracts Reserves Funds Withheld Asset Converium Ltd Funds on behalf of 3rd parties Reinsurance recoverables Quota Share Retrocession Agreement Cash Cedents

©Converium
Financial Results 2002
Outlook 2003
February 11, 2003

Page 42

Quarterly interest payment to Converium at fixed rates

Zurich Insurance Company
Quota Share
Retrocession Agreement
Converium Ltd
Investments
Reserves
Cash
Cash & cash equivalents
Reinsurance recoverables
Reserves
Funds on behalf of 3rd parties
Funds Withheld Asset

Quarterly interest payments to Converium Pari passu with policyholders of ZIC Quarterly interest payment to Converium at fixed rates Interest rates fixed by currency Investment risks remain with ZFS Converium: fixed interest rates (SWAP-rates as of July 1, 2001) Marginal credit risk for Converium (quarterly interest payments) Generally pari passu with policyholders of Zurich Insurance Company Reserves Investments Zurich Insurance Company Reserves Funds Withheld Asset Converium Ltd Funds on behalf of 3rd parties Reinsurance recoverables Quota Share Retrocession Agreement Cash Cash & cash equivalents

Reinsurance assets as at 12/31/2002 US$ 1,627.7m Underwriting reserves substantial collateral in form of deposits, securities and/or letters of credit US$ 1,459.8m Reserves for losses and loss adjustment expenses US$419.1m subsidiaries of ZFS (collateralized) US$ 94.7m Reserves for unearned premiums US$ 73.2m Future life benefits US$ 239.9m Premiums and insurance balances receivable, net US$ 1,867.6m Total reinsurance assets Reinsurance assets Limited credit risks Prudent management of credit risks

©Converium
Financial Results 2002
Outlook 2003
February 11, 2003

Page 44

Incurred losses (US$m)
700
600
500
400
300
200
100
0
no gross estimates
no retro estimates
90
220
12
303
313
194
145
12
109
168
16
354
323
4
245
154
12
109
168
20
325
347
8
220
175
12
105
172
Cap
gross
retro
net
09/12/01
09/30/01
12/31/01
12/31/02
Aviation
Property & Liability
Life

Converium's state-of-the-art risk management tested by September 11 gross retro net gross retro net gross retro net gross retro net 289 289.2 289.2 Aviation 220 313 145 168 323 154.3 168 347.1 175 172.2 Property & Liability 90 303 194 109 353.5 245 108.5 324.9 219.8 104.6 Life 0 12 12 16.4 4.4 12 20 8 12 no gross estimates no retro estimates Slow claims payout pattern - exposure capped at US$289.2m 09/12/01 09/30/01 12/31/01 12/31/02 Cap Case reserves US$412m IBNRs US$212m Paid US$68m Gross (incurred) US$692m Retro -US$403m Net US$289m Paid -US$68m 12/31/02 US$221m

Asbestos: Marginal exposure for Converium Converium Ltd, Zurich No asbestos exposure Quota share retrocession agreement only includes reinsurance contracts written from January 1, 1987 to September 30, 2001 Asbestos excluded from reinsurance contracts since 1986 Converium Reinsurance (North America) Inc. No asbestos exposure Established in 1993 Asbestos excluded from all reinsurance contracts since 1986 Converium Ruckversicherung (Deutschland) AG Strong reserve level maintained (survival ratio: 13.5 years) < 1% of net reserves relate to A&E and US latent disease exposures

Positive investment result despite turmoil in capital markets Low equity weighting, high quality fixed income portfolio is paying off Net unrealized gains (losses) on investments, net of taxes 12/31/02 12/31/01 Fixed income: unrealized gains US$40.0m US$39.0m unrealized losses (US$6.2m) (US$16.4m) Equities: unrealized gains US$2.6m US$47.2m unrealized losses (US$56.2m) (US$25.1m) Deferred taxes: US$16.8m (US$14.4m) Foreign currency effect: (US$50.3m) Total (US$53.3m) US$30.3m Change 01/01/02 - 12/31/02 (US$83.6m)

Converium's claims supporting capital substantially strengthened to > US$2.1bn Issue price US$25.00 US$200m (8m @ US$25.00) Callable 12/24/2007 @ US$25.00 Ratings: S&P BBB+, Moody's Baa1 Positive comments in the market 8.25% Guaranteed Subordinated Notes due 2032

Converium Group Strong Corporate Governance Complete independence of Board of Directors (no member of management is on the Board of Converium Holding Ltd.) Converium fully expenses all employee stock options since plan inception Internal Audit directly reports to the Board and not to Converium's management Converium stock excluded from Employee Retirement Plans By-laws reflective of emerging governance Converium fully complies with current standards, materially complies with emerging standards and is fully committed to future standards and best practice

Corporate Governance: recent developments Implementation of the Guideline on Information regarding Corporate Governance by the SWX Swiss Exchange which came into effect recently (July 1, 2002) Implementation of the Corporate Governance, Swiss Code of Best Practice, adopted by Economiesuisse (a Swiss industry group) on March 25, 2002 Recommendations by the Corporate Accountability and Listing Standards Committee of the NYSE adopted by the NYSE Board of Directors at its August 1, 2002 meeting Changes to Converium's by-laws to reflect implementation of Sarbanes- Oxley Act 2002 Converium is or will be fully compliant with all relevant recommendations, guidelines and best practices

Zuzana Drozd Head of Investor Relations zuzana.drozd@converium.com Tel.: +41 (0) 1 639 91 20 Fax: +41 (0) 1 639 71 20 Michael Schiendorfer Media Relations Manager michael.schiendorfer@converium.com Tel.: +41 (0) 1 639 96 57 Fax: +41 (0) 1 639 76 57 Handy: +41 (0) 79 307 70 50

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONVERIUM HOLDING AG

By:	/s/ Dirk Lohmann Name: Dirk Lohmann Title: CEO

By:	/s/ Martin Kauer Name: Martin Kauer Title: CFO

Date: February 12, 2003